As filed with the U.S. Securities and Exchange Commission on July 16 , 2004

Registration No. 333-115424

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GURUNET CORPORATION
(Name of small business issuer in its charter)

Delaware	7379	98-0202855
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Jerusalem Technology Park
Building 98
Jerusalem 91481 Israel
972-2-6495000

(Address and telephone number of principal executive offices)

Robert S. Rosenschein
Chief Executive Officer
441 Route 306
Wesley Hills, New York 10952
(845) 818-3988

(Name, address and telephone number of agent for service)

Copies to:

Robert H. Cohen, Esq.	Barry Schuman, Esq.	David A. Miller, Esq.
Greenberg Traurig, LLP	Russell D. Mayer, Esq.	Graubard Miller
200 Park Avenue – 15th Floor	Schuman, Livnat & Mayer	600 Third Avenue
New York, New York 10166	Jerusalem Technology Park – Bldg. 98	New York, New York 10016
Tel: (212) 801-9200	Malcha, Jerusalem 91481 Israel	Tel: (212) 818-8800
Fax: (212) 801-6400	Tel: 972-2-679-9533	Fax: (212) 818-8881
Fax: 972-2-679-9522

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [  ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class Of	Amount To Be	Offering Price	Aggregate	Amount Of
Securities To Be Registered	Registered	Per Security(1)	Offering Price(1)	Registration Fee

Common Stock, par value $.001 per share (2)	2,530,000	$5.00	$12,650,000	$1,602.76

Common Stock in connection with bridge financing (3)	1,333,333	$3.75	$4,999,998	$633.50

Shares of Common Stock underlying the Warrants in connection with bridge financing (4)	2,450,013	$7.20	$17,640,094	$2,235.00

Shares of Common Stock underlying the Warrant issued to the lead purchaser in connection with bridge financing (5)	265,837	$3.75	$996,889	$126.31

Underwriters’ Purchase Option (“Underwriters’ Option”)	1	$100	$100	— (6)

Shares of Common Stock included as part of the Underwriters’ Option	220,000	$6.25	$1,375,000	$174.21

Total (7)				$4,771.78

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Includes 330,000 shares of common stock that may be issued on exercise of a 45-day option granted to our underwriters to cover over-allotments, if any.
(3)	Represents shares of common stock issuable upon the assumed conversion of an aggregate of $5.0 million principal amount of promissory notes issued in connection with our bridge financing in January and February 2004.
(4)	Represents shares of common stock issuable upon the exercise of warrants issued in connection with our bridge financing in January and February 2004.
(5)	Represents shares of common stock issuable upon the exercise of a warrant issued to the lead purchaser in connection with our bridge financing in January and February 2004.

(6)	No fee pursuant to Rule 457(g).

(7)	Of the total Registration Fee of $4,771.78, $5,448.14 was previously paid in May 2004.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated July 16, 2004

PROSPECTUS

2,200,000 Shares

Common Stock

This is our initial public offering of 2,200,000 shares of our common stock. The offering price per share of our common stock is $5.00.

We have granted the underwriters a 45-day option to purchase up to 330,000 additional shares of our common stock solely to cover over-allotments, if any.

There is presently no public market for our securities and we cannot assure you that a market will develop. We anticipate that our common stock will be quoted on the NASDAQ SmallCap Market under the symbol GURU and listed on the Boston Stock Exchange under the symbol GRU, on or promptly after the date of this prospectus.

The registration statement of which this prospectus forms a part also registers up to 2,715,850 shares of common stock issuable upon exercise of warrants issued in connection with our bridge financing in January and February 2004 on behalf of certain selling stockholders that may be sold by them for their accounts from time to time in open market transactions. The shares of our common stock offered by the selling stockholders are not part of the underwritten offering. The selling stockholders may not sell the shares of common stock prior to 12 months from the date of this prospectus without the prior consent of our underwriters or under certain conditions.

These securities involve a high degree of risk. We are considered to be in unsound financial condition. Persons should not invest unless they can afford to lose their entire investment. See “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Underwriting
	Initial public	discount and	Proceeds, before
	offering price	commissions(1)	expenses, to us

Per share of common stock	$ 5.00	$ 0.45	$ 4.55
Total	$11,000,000	$990,000	$10,010,000

(1)	Excludes additional compensation consisting of: (i) a non-accountable expense allowance equal to 3% of the gross proceeds of the offering, or $0.15 per share ($330,000 in total), payable to Maxim Group LLC and EarlyBirdCapital, Inc., our underwriters in the offering, and (ii) other expenses of the offering estimated to be approximately $900,000.

We are offering our securities for sale on a firm commitment basis as set forth under “Underwriting.” Our underwriters expect to deliver our common stock to purchasers on or about _______ __, 2004.

Maxim Group LLC                           EarlyBirdCapital, Inc.

The date of this prospectus is __________, 2004

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Sin•ga•pore (sĭng'gə-pôr', -pōr', sĭng'ə-)
A country of southeast Asia comprising Singapore Island and adjacent smaller islands. A trading center as early as the 14th century, Singapore was later part of Johor, a region of the southern Malay Peninsula, under the Malacca Sultanate. The island of Singapore was ceded to the British East India Company in 1819, and the city was founded the same year by Sir Thomas Raffles. The British took complete control in 1824 and added Singapore to the newly formed Straits Settlements in 1826. Singapore became a crown colony in 1946, a self-governing state in 1959,part of the Federation of Malaysia in 1963, and a fully independent republic in 1965. The city of Singapore is the capital. Population: 4,600,000.
Singapore
Sin'ga·por'e·an adj. & n.
WORD HISTORY Singapore comes from Malay Singapora, "Lion-city," but it is possible that one element of its name had a more distant original source. Pora comes from Sanskrit puram, "city, fortress," and is related to Greek polis, "citadel, city."
HOUGHTON MIFFLIN
The American Heritage® Dictionary of the English Language, Fourth Edition Copyright © 2003 by Houghton Mifflin Company. Published by Houghton Mifflin Company. All rights reserved.
GuruNet: Alt-Click on any word
Current topic: Singapore

Our content team selects credited reference sources, instead of unfiltered web searches

Reference Answers, Not Search Links

While search engines list hundreds or thousands of links to more web pages, GuruNet connects you to immediate reference information in a single click, from within virtually any application in Windows or Mac OS/X.

GuruNet

This prospectus contains registered service marks, trademarks and trade names of GuruNet Corporation.

You should only rely on the information contained in this prospectus in deciding whether to purchase our shares. We have not authorized anyone to provide you with information different from that contained in this prospectus. We obtained statistical data, market data and certain other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information. We have not sought the consent of the sources to refer to their reports in this prospectus.

i

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our common stock. Before making a decision to purchase our shares, you should read this entire prospectus, including the audited financial statements and related notes and risk factors. Unless otherwise stated in this prospectus, references to “we,” “us” or “our company” refer to GuruNet Corporation and our wholly-owned Israeli subsidiary, Atomica Israel Technologies Ltd.

Overview

We provide integrated online reference answers and possess the technology that enables rapid delivery of concise information over the Internet. Since our inception in 1998, we have acquired and developed technology that intelligently and automatically integrates and retrieves information from disparate sources and delivers the result in a single consolidated view. We seek to generate revenues by selling subscriptions for our products; licensing and co-branding our technology; establishing partnerships with third-party Websites; and by monetizing visitor traffic to our Website in the form of sponsored links and paid advertisements.

Our answer engine delivers snapshot, multi-faceted definitions and explanations from credible, attributable reference sources about numerous topics in our database. We seek to differentiate ourselves by providing our users with relevant, high quality reference information that enhances results achieved through traditional search engines. Most search engines respond to an Internet user’s query by displaying a long list of links to other Websites that in some way may be related to the query term. Our answer engine automatically displays relevant, narrative responses to a user’s query without requiring the user to review a list of hyperlinks offered in response to a query. Our answer engine also includes tabs that provide other related information in various formats such as charts, graphs and maps.

We cull our reference information from over 100 reference sources such as:

•	Houghton Mifflin’s American Heritage Dictionary (Fourth Edition);

•	Roget’s II New Thesaurus (Third Edition); and
•	Columbia University Electronic Encyclopedia (Sixth Edition).

By displaying the source on each web page, we enable our users to make their own independent evaluation as to the reliability of our information.

Our answer engine works within any Windows-based program by accessing our online library over the Internet using software downloaded on the Microsoft Windows® operating system. In June 2004, we launched a beta version of our downloadable software that enables global hotkey access from within most applications running on the Apple Macintosh using the OS/X operating system. Once downloaded, a user working in any e-mail, spreadsheet, word processing, database or other program or application need only “alt-click” on a word or phrase within a document and our answer engine will access our online library and display information about that word or phrase in a pop-up window. Our answer engine analyzes surrounding words in context for a more accurate response. For example, Ford Motor Company is different from Henry Ford or Harrison Ford. Our answer engine also may be accessed through a toolbar for query lookup while using Microsoft Internet Explorer for Windows® or by accessing our destination website without the need to download any software. While Web users enjoy our integrated reference information, our Web-based product does not provide the “alt-click” command, reference source library tree view and context analysis that we include in our download software version.

Our Strategy

Our goal is to establish GuruNet as a leading answer engine service provider for reference information on the Internet. We plan to generate revenues by:

•	directly selling subscriptions to our products to consumers;
•	attracting advertising revenues by providing advertisers with focused and targeted audiences for their products;

•	selling bulk licenses at a discount directly or through resellers to multi-user organizations;
•	partnering with other Websites that would place a topic lookup bar inside their own Web pages, thus increasing traffic to our Website, which in turn will enhance our revenues from advertising; and
•	bundling our products with various computer equipment manufacturers, software vendors and Internet portal properties, thereby increasing the number of users and, potentially, subscribers to our products.

The key elements of our strategy are to:

•	Continue strengthening the GuruNet brand. Our branding strategy centers on positioning GuruNet as an answer engine rather than a more traditional search engine for users needing quick, concise and accurate information rather than a long list of links to sift through.
•	Continue developing our reference information. We intend to continue entering into arrangements with content providers to display their reference information in response to our users’ queries.
•	Expand our ability to solicit paid advertising by continuing to develop our ability to target our audience. We intend to continue to develop and monitor our subscription base so that our advertisers may effectively reach their target audiences and we may enjoy increased revenues from paid search results.
•	Pursue developing co-branding partnerships and revenue-sharing arrangements with third-party Websites seeking to enhance their users’ experience. We believe that opportunities exist for partnering with other Websites to enhance their users’ experience and our brand and revenues.

Bridge Financing

In January and February 2004, we completed our bridge financing, consisting of $5.0 million aggregate principal amount of bridge notes bearing interest at an annual rate of 8%. The bridge notes are due on the earlier of January or February 2005 and the consummation of this offering. Interest from the date of issuance through June 30, 2004 was paid in cash on July 1, 2004. Interest is payable in cash each month thereafter until the consummation of this offering. Up to $2.5 million principal amount of the bridge notes will be repaid in cash from the proceeds of this offering and a minimum of $2.5 million of the principal amount of the bridge notes (and up to the entire $5.0 million at the election of each holder) will be converted into common stock at a conversion price of $3.75 per share. In connection with the issuance of the bridge notes, we issued bridge warrants to purchase an aggregate of 1,700,013 shares of common stock exercisable at $7.20 per share. In July 2004, our board of directors authorized the issuance of 750,000 additional warrants to the bridge noteholders. Each noteholder is to receive a pro rata share of these additional warrants (approximately ..44 warrant for each bridge warrant held). These additional warrants will contain terms identical to the bridge warrants except for certain expiration provisions. See “Description of Securities — Other Outstanding Securities – Bridge Notes — Bridge Warrants” for a more detailed description of the bridge notes and warrants.

Corporate Information

We were incorporated as a Texas corporation in December 1998, and reorganized as a Delaware corporation in April 1999. In January 2004, we changed our name from Atomica Corporation to GuruNet Corporation. Our principal executive office is located at Jerusalem Technology Park, Building 98, Jerusalem 91481, Israel, and our telephone number is +972-2-649-5000. Our Website is located at “http://www.GuruNet.com”. Information contained in our Website shall not be deemed to be a part of this prospectus.

THE OFFERING

Securities offered	2,200,000 shares of common stock
Common stock outstanding before the offering	1,727,373 shares
Common stock to be outstanding after the offering	4,594,040 shares(1)
Use of proceeds	We intend to use the net proceeds of this offering, which we expect to be approximately $8,780,000, to repay approximately $2,500,000 owed to investors who purchased debt securities from us, $1,444,000 for research and development, $2,386,000 for sales and marketing, $1,005,000 for product support, and $1,445,000 for working capital and general corporate purposes.
Proposed Nasdaq SmallCap symbol	Common stock: GURU
Proposed Boston StockExchange symbol	Common stock: GRU
Risks	As part of your evaluation of us, you should take into account not only our business approach and strategy, but also special risks we face in our business. Notwithstanding our history of significant losses and our six-year operating history, our product is in the development-stage and it may be difficult to assess and evaluate our company based upon our financial statements. For a detailed discussion of these risks and others, see “Risk Factors” beginning on page 5.

(1)Assumes the issuance of 666,667 shares of our common stock upon the assumed conversion of $2.5 million principal amount of bridge notes issued in our bridge financing.

Except as set forth in the financial statements or as otherwise specifically stated, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option to purchase up to 330,000 shares of our common stock;
•	no exercise of the underwriters’ purchase option to purchase up to 220,000 shares of our common stock;
•	the exclusion of 804,249 shares of common stock reserved for issuance upon exercise of outstanding options granted under our stock option plans;
•	the exclusion of 760,900 shares of common stock reserved for issuance upon exercise of options available for future grant under our 2004 Stock Option Plan;
•	the exclusion of 35,651 shares of common stock reserved for issuance upon exercise of non-plan options granted to certain consultants;
•	the exclusion of 2,715,850 shares of common stock issuable upon the exercise of warrants issued or to be issued in connection with our bridge financing;

and reflects:

•	666,667 shares of common stock issuable upon the assumed conversion of $2.5 million principal amount of bridge notes issued in our bridge financing.

SELECTED SUMMARY FINANCIAL DATA

     The following table summarizes the relevant financial data for our business and should be read with our consolidated financial statements, which are included in this prospectus.

	Three months ended		Year ended December 31,

	March 31, 2004	March 31, 2003	2003	2002

	(unaudited)	(unaudited)	(audited)	(audited)
Statement of operations data:
Revenue	$ 19,631	$ 4,824	$ 28,725	$ 1,113,381
Cost of revenue	156,527	247,604	723,349	1,584,200

Gross margin	(136,896)	(242,780)	(694,624)	(470,819)
Operating expenses:
Research and development	263,788	213,207	910,114	2,659,966
Sales and marketing	318,929	84,797	478,942	2,428,939
General and administrative	212,407	211,361	678,645	940,841
Loss in connection with shut-down of operations	—	—	—	1,048,446

Total operating expenses	795,124	509,365	2,067,701	7,078,192

Operating loss	(932,020)	(752,145)	(2,762,325)	(7,549,011)
Interest income (expense), net	(737,034)	3,108	719	9,701
Other income (expense), net	4,322	5,385	(12,586)	(10,401)

Loss before income taxes	(1,664,732)	(743,652)	(2,774,192)	(7,549,711)
Income taxes	(27,980)	—	(34,591)	—

Net loss	$(1,692,712)	$(743,652)	$(2,808,783)	$(7,549,711)

Basic and diluted net loss per share	$ (1.33)	$ (2.10)	$ (7.93)	$ (21.33)

Weighted average shares used in computing basic and diluted net loss per common share	1,271,075	354,927	354,112	353,871

The following table summarizes our balance sheet data as of March 31, 2004.

The as adjusted information gives effect to:

•	receipt of net proceeds of approximately $8,780,000 from the sale of 2,200,000 shares of our common stock at an assumed offering price of $5.00 per share;
•	interest (cash and non-cash charges relating to the bridge note discounts and deferred charges) through July 28, 2004; and
•	the assumed conversion of $2.5 million principal amount of our outstanding bridge notes into 666,667 shares of common stock, and the assumed repayment of the other $2.5 million of bridge notes.

	As of March 31, 2004

	Actual	As Adjusted
	(unaudited)	(unaudited)

Balance sheet data:
Cash and cash equivalents	$3,232,762	$ 9,354,341
Working capital	$ 921,608	$ 8,696,318
Total assets	$5,100,409	$10,296,466
Long term liabilities	$1,069,423	$ 1,069,423
Total stockholders’ equity	$ 650,841	$ 8,425,552

RISK FACTORS

An investment in our shares involves a high degree of risk, and should not be purchased by anyone who cannot afford to lose their entire investment. You should consider carefully the risks set forth in this section, together with the other information contained in this prospectus, before making a decision to invest in our shares. We believe that the risks and uncertainties described below are all of the material risks that we will face, however, they are not the only risks we may face; additional risks and uncertainties that we do not presently know about or that we have not yet identified may also adversely affect our business operations. Our business, operating results and financial condition could be seriously harmed and you could lose your entire investment by the occurrence of any of the following risks, or by unforeseen risks not listed below.

Risks Related to our Business

We have a limited operating history on which to evaluate our potential for future success. This makes it difficult to evaluate our future prospects and the risk of success or failure of our business.

We began our operations in 1998 and your evaluation of our business and prospects will be based on our limited operating history. Consequently, our historical results of operations may not give you an accurate indication of our future results of operations or prospects. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. We may not be able to successfully address these risks and difficulties, which could materially harm our business and operating results.

We have experienced significant and continuing operating losses. From our inception in 1998 through March 31, 2004, we have incurred accumulated net losses of approximately $35.7 million and negative cash flows from operations of approximately $29.4 million. If such losses continue, we may not be able to continue our operations and you may lose your entire investment.

We incurred operating losses of $2,762,325 in 2003 and $7,549,011 in 2002. Furthermore, we incurred operating losses of $932,020 and $752,145 for the three months ended March 31, 2004 and 2003, respectively. In addition, during the remainder of 2004, we will experience non-recurring, non-cash charges of approximately $1,865,570, representing the amortization of the original issue discount in connection with the bridge financing that we completed prior to the offering and amortization of charges related to the 750,000 warrants our board of directors authorized in July 2004 to be issued to the noteholders. From our inception in 1998 through March 31, 2004, our operations had been funded almost entirely through the proceeds of approximately $38,000,000 that we received from the issuance of four series of convertible preferred stock between December 1998 and June 2000, and the issuance of the bridge notes in the bridge financing. From our inception through March 31, 2004, we incurred accumulated net losses of $35,698,310. If we continue to experience losses, the value of your investment could decline significantly and if we do not consummate the offering, we may not be able to continue our operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” for a more detailed description of our capital resources.

Our most recent independent public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

As of December 31, 2003, our stockholders’ deficit was $1,044,446 and we had a working capital deficit of $752,934. Primarily, as a result of our losses, limited cash balances and debt obligations, our independent auditors have included in their report an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is contingent upon the successful completion of the offering or obtaining alternate financing. If we are not able to complete the offering or obtain alternate financing, we may be forced to cease our operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Current and Future Financing Needs,” for a more detailed description of our financial condition.

If our sales do not increase substantially, we will need to seek additional financing. We face the risk of not being able to obtain additional financing on favorable terms when required, or at all, and may therefore be unable to continue funding our operations.

We currently anticipate that the net proceeds of the offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. However, we may need to raise additional funds prior to the expiration of this period or at a later date. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all.

If we are unable to retain current subscribers and attract new subscribers we will not be able to generate revenues, which would harm our business, results of operations and financial condition.

Given the wide availability of free search and reference sites, we may not be able to retain our current subscribers and attract additional subscribers in a cost-effective manner. If our subscription base does not increase significantly, our business, results of operations and financial condition could be materially adversely affected.

We face risks relating to the duration of, and our dependence on, our content provider agreements. Our failure to maintain commercially acceptable content provider relationships would result in a less attractive product to consumers, and therefore subject us to lost revenue as a result of a loss of consumers and advertisers.

We are heavily dependent on license agreements with our content providers, which are generally for one-year terms. There can be no assurance that we will be able to renew these contracts at all or on commercially acceptable terms or that our costs with respect to these contracts will not increase prohibitively following any renewal. If we are unable to contain the costs of these agreements or, if renewal is not possible, or we are unable to develop relationships with alternative providers of content or maintain and enhance our existing relationships, our product will be less attractive to subscribers, which could result in a decrease in new subscribers and a reduction in renewals.

We have little control over the content of third-party Websites, and failure to provide users with quality reference information could result in a less attractive product to consumers, and therefore subject us to lost revenue as a result of a loss of consumers and advertisers.

Our Internet search products are designed to directly link our users to a page within a third-party Website that contains an answer to the user’s question. We have little control over the content of these third-party Websites. If these third-party Websites do not contain quality, current information, the utility of our product to the user will be reduced, which could deter new subscribers from purchasing our products.

We may be prevented from displaying third-party content, which could result in a less attractive product to consumers, and therefore subject us to lost revenue as a result of a loss of consumers and advertisers.

When our answer engine attempts to direct the user to a page within a third-party’s Website, the company administering the site sometimes automatically redirects users to that company’s own home page. If third-party companies prevent us from directly linking our users to pages within their Websites, and if there are no comparable alternative Websites to which we can direct our users, the utility and attractiveness of our products to users will be reduced. If the utility of our products diminishes, traffic on our Websites will likely fall, which would reduce our ability to charge for subscriptions and attract advertising.

We face risks relating to our use of framing third party Websites inside our Website. If our framing functionality is challenged, we may be subject to litigation which could require us to either cease framing or pay the third party Website owner, either of which could have a material adverse effect on our products and revenues.

Unauthorized “framing” creates potential copyright and trademark issues as well as potential false advertising claims. Framing occurs when we bring to our Website someone else’s Website that is being viewed by an Internet user and the other Website becomes “framed” by our site. Though some lawsuits on framing have been filed, to our knowledge none so far has resulted in fully litigated opinions. There can be no assurance that our framing functionality will not be challenged. In the event of a successful challenge, we may be required to cease this functionality, seek a license from the Website owner, pay damages or royalties or otherwise be required to change the way we connect to certain other Websites. Any of these actions could have a material adverse effect on our products and revenues.

We are dependent upon maintaining and expanding our computer and communications systems. Failure to do so could result in interruptions and failures of our product which would make our product less attractive to consumers, and therefore subject us to lost revenue as a result of a loss of consumers and advertisers.

Our ability to provide high quality customer service largely depends on the efficient and uninterrupted operation of our computer and communications systems to accommodate the consumers and advertisers using our products. Our failure to maintain high capacity data transmission without system downtime and improve our network infrastructure would adversely affect our business and results of operations. We believe that our current network infrastructure is insufficient to support a significant increase in the use of our products. Although we are enhancing and expanding our network infrastructure, we have experienced periodic interruptions and failures including problems associated with customers downloading our products, which we believe will continue to occur.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy.

Our future ability to execute our business plan depends upon the continued service of our executive officers and other key technology, marketing, sales and support personnel. Except for Robert S. Rosenschein, our Chief Executive Officer, our employment agreements with our officers and key employees are terminable by either party upon 30-90 days notice. If we lost the services of one or more of our key employees, or if one or more of our executive officers or employees joined a competitor or otherwise competed with us, our business may be adversely affected and our stock price may decline. In particular, the services of key members of our research and development team would be difficult to replace. We cannot assure you that we will be able to retain or replace our key personnel. We have key person life insurance in the amount of $1,000,000 for Robert Rosenschein, but not for any of our other officers.

Our ability to utilize net operating loss carryforwards or investment tax credits will be limited by a change in our ownership, which would result in an increase in our tax liability.

At March 31, 2004 and 2003, we had estimated net operating loss carryforwards of approximately $27.5 million and $21 million, respectively, for U.S. federal and state income tax purposes that will expire on various dates from 2019 through 2024. The bridge financing and the offering are likely to result in a change of control in ownership, as defined in Section 382 of the Internal Revenue Code of 1986, as amended. A change in our ownership is likely to limit our ability to utilize our net operating loss carryforwards, which could adversely affect our results of operations and our share price. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Income Tax Expense,” for a more detailed discussion of net operating loss carryforwards.

Risks Related to our Industry

We are, and may in the future be, subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies in the future.

Litigation regarding intellectual property rights is common in the Internet and software industries. We expect that Internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any claims could result in costly litigation and be time consuming to defend, divert management’s attention and resources, cause delays in releasing new or upgrading existing products or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all.

There can be no assurance that our products do not infringe the intellectual property rights of third parties. A successful claim of infringement against us and our failure or inability to license the infringed or similar technology or content could adversely affect our business.

We may not be able to protect the intellectual property rights upon which our business relies, including our domain name, patents, proprietary technology and confidential information, which would undermine our technology platform.

Our ability to compete with other software companies depends in part upon the strength of our proprietary rights in our technologies. Unauthorized use by others of our proprietary technology could result in an increase in competing products and a reduction in our sales. We rely on patent, trademark, trade secret and copyright laws to protect our technology. We cannot be certain, however, that the steps that we have taken to protect our proprietary rights to date will provide meaningful protection from unauthorized use by others. If we must pursue litigation in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, we may not prevail and we are likely to incur substantial expenditures and divert valuable resources in the process. In addition, many foreign countries’ laws may not protect us from improper use of our proprietary technologies. Consequently, we may not have adequate remedies if our proprietary rights are breached or our trade secrets are disclosed.

New technologies could block the display of our advertisements, which would adversely affect our revenues and operating results.

Technologies may be developed to block the display of our advertisements. We expect that a portion of our net revenues will be derived from fees paid to us by advertisers in connection with the display of advertisements on our destination website. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

Government regulation and legal uncertainties may require us to incur significant expenses in complying with any new regulations.

The laws and regulations applicable to the Internet and our products are evolving and unclear and could damage our business. There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted, covering issues such as user privacy, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. This legislation could expose us to substantial liability as well as dampen the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, or require us to incur significant expenses in complying with any new regulations. Because the increased use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet usage have begun to experience interruptions in phone services, local telephone carriers have petitioned the FCC to regulate the Internet and to impose access fees. Increased regulation or the imposition of access fees could substantially increase the costs of communicating on the Internet, potentially decreasing the demand for our products. A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect us. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, copyright, defamation, obscenity and personal privacy is uncertain. We may be subject to claims that our products violate such laws. Any new legislation or regulation in the United States or abroad or the application of existing laws and regulations to the Internet could damage our business and cause our stock price to decline.

Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws. We might unintentionally violate these laws. Such laws may be modified, or new laws may be enacted, in the future. Any such development could damage our business.

Our long-term financial viability may depend upon the growth and acceptance of Internet advertising as an effective alternative to traditional advertising media. If the market for Internet advertising does not continue to grow, our revenues and operating results could suffer.

Although we currently derive an insignificant portion of our revenues from advertising sources, we may derive a greater percentage of our revenues from advertising sources in the future and compete with traditional media including television, radio and print, in addition to other Websites, for a share of advertisers’ total advertising expenditures. We may face the risk that advertisers might find Internet advertising to be less effective than traditional media at promoting their products or services and may further reduce or eliminate their expenditures on Internet advertising. Many advertisers and advertising agencies have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to Internet advertising. Acceptance of the Internet among advertisers will depend, to a large extent, on the perceived effectiveness of Internet advertising and the continued growth of commercial usage of the Internet. Filter software programs that limit or prevent advertising from being displayed on a user’s computer are available. It is unclear whether this type of software will become widely accepted, but if it does, it would negatively affect Internet-based advertising. Our business could be seriously harmed if the market for Internet advertising does not continue to grow.

Risks Related to the Offering

A substantial portion of the net proceeds from the offering will be used to repay our bridge notes and will be unavailable for working capital.

$2,500,000 of the net proceeds of the offering will be used to repay the principal of a portion of the outstanding bridge notes and will not be available for any other purposes. As a result, only approximately $6,280,000 of the net proceeds from this offering will be available to meet our ongoing operating needs and expansion plans.

Our management has significant discretion in the use of the net proceeds of the offering and investors will be relying on the judgment of management regarding application of the proceeds. Our investment of the net proceeds may not yield a favorable return for our stockholders.

Other than the assumed repayment of the bridge notes, the net proceeds of the offering are broadly allocated, which gives our management discretion in the use of these proceeds. Our management can spend the proceeds from this offering in ways with which our stockholders may not agree. There can be no assurance that the investment of the proceeds will necessarily yield a favorable return for our stockholders.

Our stock price after the offering could be below the offering price.

The offering price of our common stock was arbitrarily determined by negotiations between us and our underwriters and does not necessarily bear any relationship to our book value, assets, financial condition, or to any other established criteria of value. Our common stock price after the offering could be below the offering price.

There has previously been no active public market for our common stock and our stockholders may not be able to resell their shares at or above the price at which they purchased their shares, or at all.

Prior to the offering, there has been no active public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price may not be indicative of prices that will prevail in the trading market. The trading price of our common stock following the offering is therefore likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	Quarterly variations in our results of operations or those of our competitors;
•	Announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments;
•	Disruption to our operations or our data centers;
•	Commencement of, or our involvement in, litigation;
•	Any major change in our board or management;
•	Changes in governmental regulations or in the status of our regulatory approvals; and
•	General market conditions and other factors, including factors unrelated to our own operating performance.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Such fluctuations may be even more pronounced in the trading market shortly following this offering. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

You will suffer an immediate and substantial dilution in the shares you purchase.

The initial public offering price of $5.00 per share of common stock is substantially higher than the pro forma net tangible book value per share of our outstanding shares immediately after the offering. As a result, investors purchasing shares in the offering will incur immediate and substantial dilution of approximately $3.18 per share or approximately 65.0% of the assumed offering price. See “Dilution” for a more detailed description of dilution you will experience if you purchase our shares in the offering. The exercise of outstanding options and warrants and future equity issuances may result in further dilution to investors.

There may be substantial sales of our common stock after the expiration of lock-up periods, which could cause our stock price to fall.

After the offering, 4,594,040 shares of our common stock will be outstanding. All of the shares of our common stock sold in the offering will be freely tradable, except for shares purchased by holders subject to lock-up agreements or by any of our existing “affiliates” as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% stockholders. Of the 4,594,040 shares of our common stock to be outstanding on the closing date of the offering, 2,129,157 shares will be restricted as a result of securities laws and lock-up agreements that holders have signed that restrict their ability to transfer our stock for either 12 or 18 months after the date of this prospectus. Of our outstanding restricted securities, 798,431 out of the 1,372,048 shares of common stock held by investors that converted our preferred stock into common stock will be available for sale in the public market 12 months after the date of this prospectus or 6 months after the date of this prospectus if the stock is trading at $9.00 per share. 666,667 shares of restricted stock held by investors in the bridge financing will be available for sale in the public market 12 months after the date of this prospectus or sooner if such shares are sold at certain threshold per share prices. 664,059 shares of restricted stock held by affiliates will be available for sale in the public market 18 months after the date of this prospectus. The underwriters may waive the terms of these lock-ups. Sales of a substantial number of shares of our common stock could cause the price of our securities to fall and could impair our ability to raise capital by selling additional securities.

You will have limited ability to influence corporate matters.

After the offering, investors in the offering will hold 2,200,000 shares of our common stock, representing approximately 47.9% of our outstanding shares. Therefore, such investors will not be in a position to control our management and will not, as a result of such ownership, be able to prevent any corporate transactions.

After the offering, our executive officers, directors and principal stockholders will control approximately 25.9% of our outstanding shares. If these stockholders act together along with investors other than those in the offering, they may be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all our stockholders.

We could issue “blank check” preferred stock without stockholder approval with the effect of diluting then current stockholder interests.

Our certificate of incorporation authorizes the issuance of up to 1,000,000 shares of “blank check” preferred stock with designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue a series of preferred stock with dividend, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, our common stockholders. The issuance of a series of preferred stock could be used as a method of discouraging, delaying or preventing a change in control. Although we do not presently intend to issue any shares of preferred stock, we may do so in the future. See “Description of Securities – Preferred Stock,” for a more detailed description.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions of our Amended and Restated Certificate of Incorporation and Bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For example, our board of directors is divided into three classes, with one class being elected each year by our stockholders, which generally makes it more difficult for stockholders to replace a majority of directors and obtain control of our board. In addition, stockholder meetings may be called only by our board of directors, the chairman of the board and the president, advanced notice is required prior to stockholder proposals, and stockholders may not act by written consent. Further, we have authorized preferred stock that is undesignated, making it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of GuruNet. See “Description of Securities – Common Stock,” for a more detailed description.

Delaware law also could make it more difficult for a third party to acquire us. Specifically, Section 203 of the Delaware General Corporation Law may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

There are risks associated with our underwriters’ lack of experience in public offerings.

Although certain principals of Maxim Group LLC have extensive experience in the securities industry, Maxim Group LLC was formed less than two years ago and thus has limited experience acting as an underwriter in public offerings. This lack of operating history may have an adverse effect on the offering.

Risks Related to our Location in Israel

Conditions in Israel may limit our ability to produce and sell our product, which would lead to a decrease in revenues.

Because our operations are conducted in Israel and our principal offices and sole research and development facilities are located in Jerusalem, Israel, our operations are directly affected by economic, political and military conditions affecting Israel. Specifically, we could be adversely affected by:

•	any major hostilities involving Israel;
•	a full or partial mobilization of the reserve forces of the Israeli army;
•	the interruption or curtailment of trade between Israel and its present trading partners;
•	risks associated with the fact that a significant number of our employees and key officers reside in what are commonly referred to as occupied territories; and
•	a significant downturn in the economic or financial conditions in Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite negotiations to effect peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. Since October 2000, there has been a significant increase in violence, civil unrest and hostility, including armed clashes between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza Strip. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future conflict, political instability or violence in the region may have a negative effect on our business, harm our results of operations and adversely affect our share price.

Furthermore, there are a number of countries that restrict business with Israel or with Israeli companies, which may limit our ability to make sales in those countries. See “Conditions in Israel,” for a more detailed description.

Our operations could be disrupted as a result of the obligation of personnel to perform military service.

Our key employees and executive officers all reside in Israel, and many of them are obligated to perform annual military reserve duty. Our operations could be disrupted by the absence for a significant period of one or more of our directors, officers or key employees due to military service. Any such disruption could adversely affect our business, results of operations and financial condition.

We may not be able to enforce covenants not-to-compete under current Israeli law.

We have non-competition agreements with all of our employees, almost all of which are governed by Israeli law. These agreements prohibit our employees from competing with or working for our competitors, generally during and for up to 12 months after termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas and only when the employee has obtained unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee.

The change in the exchange rate between the United States dollar and foreign currencies is volatile and may negatively impact our costs which could adversely affect our operating results.

We incur certain of our expenses for our operations in Israel in New Israeli Shekels (NIS) and translate these amounts into United States dollars for purposes of reporting consolidated results. As a result, fluctuations in foreign currency exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. In addition, we hold foreign currency balances, primarily NIS, that will create foreign exchange gains or losses, depending upon the relative values of the foreign currency at the beginning and end of the reporting period, which may affect our net income and earnings per share. Although we may use hedging techniques in the future (which we currently do not use), we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and stock price.

The Israeli government tax benefits program in which we currently participate and from which we receive benefits requires us to meet several conditions. These programs or benefits may be terminated or reduced in the future, which may result in an increase in our tax liability.

Our Israeli subsidiary receives tax benefits authorized under Israeli law for capital investments that are designated as “Approved Enterprises.” To be eligible for these tax benefits, we must meet certain conditions. If we fail to meet such conditions, these tax benefits could be cancelled, and we could be required to pay increased taxes or refund the amount of tax benefits we received, together with interest and penalties. Israeli governmental authorities have indicated that the government may in the future reduce or eliminate the benefits of such programs. The termination or reduction of these programs and tax benefits could increase our Israeli tax rates, and thereby reduce our net profits or increase our net losses.

We are subject to certain employee severance obligations, which may result in an increase in our expenditures.

Under Israeli law, employers are required to make severance payments to dismissed employees and employees leaving employment in certain other circumstances, on the basis of the latest monthly salary for each year of service. This obligation may result in an increase in our expenditures.

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus are forward-looking statements that involve risks and uncertainties. In some cases, you can identify forward-looking statements by our use of words such as “may,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” or the negative or other variations of these words and other similar words. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, achievements or industry results to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include, among others, those discussed in more detail under the heading “Risk Factors” and elsewhere in this prospectus.

Our forward-looking statements are based on our current expectations, intentions and beliefs as of the date of this prospectus. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. You should not place undue reliance on our forward-looking statements. The safe harbors for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not apply to the offering made in this prospectus because the safe harbors do not apply to forward-looking statements made in connection with an initial public offering.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $8,780,000 from the sale of 2,200,000 shares of common stock being offered at an initial public offering price of $5.00 per share after deducting $1,320,000 for underwriting discounts and commissions and our underwriters’ non-accountable expense allowance and estimated expenses of approximately $900,000, which includes legal, accounting, printing costs and various fees associated with the registration and listing of our securities. If the underwriters exercise their right to purchase an additional 330,000 shares of common stock, we will receive an additional $1,501,500 after deducting $148,500 for underwriting discounts and commissions. Assuming no exercise of our underwriters’ over-allotment option, we intend to use the net proceeds of the offering as follows:

	Application of	Percentage of
	Net Proceeds	Net Proceeds

Assumed repayment of 50% of the bridge notes (1)	$2,500,000	28.5%
Research and development	$1,444,000	16.4%
Sales and marketing	$2,386,000	27.2%
Product support	$1,005,000	11.4%
Working capital and general corporate purposes (1)(2)	$1,445,000	16.5%

Total	$8,780,000	100.0%

(1)	The bridge notes issued in our January and February 2004 bridge financing bear interest at an annual rate of 8% and mature on the earlier of January or February 2005 and the consummation of this offering. Interest from the date of issuance through June 30, 2004 was paid in cash on July 1, 2004. Interest is payable in cash to the noteholders each month thereafter until the consummation of this offering. If the offering is not consummated by (i) July 28, 2004, with respect to the bridge notes issued on January 30, 2004, or (ii) August 13, 2004, with respect to the bridge notes issued on February 17, 2004, we will be obligated to pay each purchaser a cash amount equal to 1% of the aggregate purchase price paid by such purchaser for the first month and 1.5% for each month thereafter on every monthly anniversary thereof until the applicable securities underlying the bridge securities are registered. If we fail to make such payments in a timely manner, such payments shall bear interest at the rate of 1.5% per month until paid in full.
(2)	Includes an aggregate of $608,097 for salaries and directors’ fees representing all payments to officers and directors anticipated over the next twelve months.

If more than 50% of the bridge noteholders elect to convert their notes into common stock instead of being repaid in cash, the proceeds will be allocated to working capital.

Pending any such uses of the proceeds of this offering, we will invest the net proceeds of this offering in short-term, investment grade, interest-bearing instruments. We believe that with the net proceeds from the offering, together with funds generated from operations, we will meet our anticipated capital funding needs for at least the next 12 months.

The allocation of the net proceeds of the offering set forth above represents our best estimates based upon our current plans and assumptions regarding industry and general economic conditions and our future revenues and expenditures. If any of these factors change, it may be necessary or advisable for us to reallocate some of the proceeds within the above-described categories or to use portions thereof for other purposes.

We have significant discretion in the use of the net proceeds of the offering. Investors will be relying on the judgment of our management regarding application of the proceeds of the offering.

Dividend Policy

To date, we have not paid any dividends on our common stock. Any payment of dividends in the future is within the discretion of our board of directors and will depend on our earnings, if any, our capital requirements and financial condition and other relevant factors. Our board of directors does not intend to declare any cash or other dividends in the foreseeable future, but intends instead to retain earnings, if any, for use in our business operations.

DILUTION

Dilution is the difference between the $5.00 purchase price you will pay for each share of common stock and the net tangible book value per share of those shares immediately after you purchase them. You will experience an immediate and substantial dilution of $3.18 out of the $5.00 you pay for a share because the net tangible book value of your securities will immediately be reduced to $1.82.

At March 31, 2004, we had a net tangible book value of $570,641 or $0.33 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less liabilities, divided by 1,727,373, the number of shares of common stock outstanding at March 31, 2004. After giving effect to the sale of the shares in the offering, the adjusted net tangible book value at March 31, 2004 would have been $8,345,352 or $1.82 per share. This represents an immediate increase in net tangible book value of $1.49 per share to the existing stockholders and an immediate and substantial dilution to new investors of $3.18 per share or 65.0% of the assumed offering price.

The following table illustrates the per share dilution:

Initial public offering price per share		$5.00
Net tangible per share book value before this offering	$0.33
Pro forma increase attributable to new investors	$1.49

Pro forma net tangible book value per share after offering		$1.82

Pro forma dilution per share to new investors in the offering		$3.18

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value after the offering would be approximately $2.00 per share (after deducting estimated underwriting discounts and commissions on estimated offering expenses to be paid by us), which would result in dilution to the public investors of approximately $3.00 based on 4,924,040 shares.

The following table shows the number of shares of our common stock to be owned following the offering by our executive officers, directors, promoters and affiliated persons, existing stockholders, holders of the bridge notes and new investors.

	Shares Acquired		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Executive officers, directors, promoters and affiliated persons	1,188,861	25.88%	$21,553,849	46.24%	$18.13
Existing stockholders	538,512	11.72%	$11,560,594	24.80%	$21.47
Noteholders converting	666,667	14.51%	$ 2,500,000	5.36%	$ 3.75
New investors	2,200,000	47.89%	$11,000,000	23.60%	$ 5.00

Total	4,594,040	100.00%	$46,614,443	100.00%

CAPITALIZATION

The table below sets forth our capitalization:

•	on an actual basis as of December 31, 2003; and
•	on an unaudited actual basis as of March 31, 2004, reflecting (1) our 1-for-23 reverse stock split effective as of January 30, 2004, (2) the issuance of an aggregate of $5.0 million of bridge notes and warrants issued in our bridge financing in January and February 2004, and (3) the conversion in January 2004 of all of our outstanding shares of preferred stock into 1,372,048 shares of common stock.

The as adjusted information gives effect to:

•	receipt of net proceeds of approximately $8,780,000 from the sale of 2,200,000 shares at an assumed offering price of $5.00;
•	interest (cash and non-cash charges relating to the bridge note discounts and deferred charges) through July 28, 2004; and
•	the assumed conversion of $2.5 million principal amount of our outstanding bridge notes into 666,667 shares of common stock, and the assumed repayment of the other $2.5 million of bridge notes.

	December 31, 2003	March 31, 2004	March 31, 2004

	Actual	Actual	As Adjusted
	(audited)	(unaudited)	(unaudited)

Long-term liabilities:
Liability in respect of employee severance obligations	$ 431,025	$ 448,109	$ 448,109
Deferred tax liability, long term	55,092	83,910	83,910
Deferred revenues, long term	537,404	537,404	537,404

Total long-term liabilities	$ 1,023,521	$ 1,069,423	$ 1,069,423

Stockholders’ equity (deficit):
Convertible preferred stock:
Series A; $0.01 par value; 130,325 shares authorized, issued and outstanding as of December 31, 2003; aggregate liquidation preference of $300,000; zero shares outstanding as of March 31, 2004	1,303	—	—
Series B; $0.01 par value; 217,203 shares authorized; 181,112 shares issued and outstanding as of December 31, 2003; aggregate liquidation preference of $1,350,000; zero shares outstanding as of March 31, 2004	1,811	—	—
Series C; $0.01 par value; 260,643 shares authorized; 238,119 shares issued and outstanding as of December 31, 2003; aggregate liquidation preference of $2,750,000; zero shares outstanding as of March 31, 2004	2,381	—	—
Series D; $0.01 par value; 824,646 shares authorized as voting stock and 21,721 shares authorized as non-voting stock; 807,468 shares of voting stock and 15,024 shares of non-voting stock issued and outstanding as of December 31, 2003; aggregate liquidation preference of $28,400,000; zero shares outstanding as of March 31, 2004	8,225	—	—

	December 31, 2003	March 31, 2004	March 31, 2004

	Actual	Actual	As Adjusted
	(audited)	(unaudited)	(unaudited)

Common stock; $0.001 par value; 2,856,937 shares authorized as of March 31, 2004 and December 31, 2003; 1,727,373 and 353,876 shares issued and outstanding as of March 31, 2004 and December 31, 2003, respectively; as adjusted 4,594,040 shares issued and outstanding	355	1,727	4,594
Additional paid-in capital	33,100,368	36,491,935	46,706,792
Deferred compensation	(125,873)	(117,093)	(117,093)
Accumulated other comprehensive loss	(27,418)	(27,418)	(27,418)
Deficit accumulated during development stage	$(34,005,598)	$(35,698,310)	$(38,141,323)

Total stockholders’ equity (deficit)	$ (1,044,446)	$ 650,841	$ 8,425,552

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

General

Since our inception in 1998, we have acquired and developed technology that intelligently and automatically integrates and retrieves online information from disparate sources and delivers the result in a single consolidated browser view. Our technology, combined with relevant reference content that we license from various providers, enabled us to attract thousands of users of our publicly available, free individual reference tool from September 1999 through October 2002. In October 2002, we began charging a fee for our individual reference product.

In 2000, we began commercializing our technology by creating corporate enterprise software products, which integrated the data of a specific corporate customer into our software so that its users could access customized data using our products. In addition to providing our corporate enterprise users with the same reference information available in our free publicly available product, the reference information our corporate enterprise users received was tailored to include additional information derived from such corporate enterprise user’s own internal database. We achieved 2002 revenues of $1,113,381 from licensing our corporate enterprise software and related professional services to five customers.

In December 2002, due to a number of factors, including slower than anticipated sales growth, a general slowdown in the corporate enterprise software market and a much longer sales cycle than anticipated, we decided to exit the corporate enterprise software market and focus our resources on commercializing our public product that had been distributed for free through October 2002. Our product was improved and launched in March 2003. We began selling subscriptions to such product primarily to individual consumers. In conjunction with the shift in our business model, we significantly reduced our operating expenses by closing our California office, which had been engaged primarily in corporate enterprise sales and marketing.

Under our new business model, we seek to generate revenues by directly selling subscriptions to our products to consumers and organizations. Beginning in May 2004, we expanded our business model to seek to generate advertising revenues through pay-per-click keyword advertising. When a user searches sponsored keywords, an advertiser’s Website is displayed in a premium position and identified as a sponsored result to the search. We have an agreement with InfoSpace through which InfoSpace locates advertisers seeking to display sponsored links in our product.

In addition to our subscription-based products, we also offer free access to dictionary, thesaurus, encyclopedia and other basic reference information through our products. Under our business model, our ability to generate revenues will depend on our ability to increase the number of users who use our free products. As more consumers use our free products, we will likely generate more revenue from our pay-per-click keyword advertising, as product usage or queries is the basis for paid search revenue. In addition, we anticipate that usage of our basic free product also will encourage users to upgrade to our subscription product and increase our subscription revenue.

Our financial statements were prepared using principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. We had $123,752 in cash and cash equivalents at December 31, 2003. Our working capital deficiency at December 31, 2003 was $752,934. On January 30, 2004 and February 17, 2004, we issued $5.0 million principal amount of convertible promissory notes that are due on the earlier of one year after their issuance and the consummation of the offering. Beginning in July 2004, we began making interest payments on the promissory notes. See “Description of Securities — Other Outstanding Securities — Bridge Notes” for a more detailed description of these interest payments. We had $3,232,762 of cash and cash equivalents at March 31, 2004. Our working capital at March 31, 2004 was $921,608. While revenues and cash from revenues may increase during the second half of 2004, we do not expect this growth to be sufficient to alleviate our funding issues described in this prospectus. Thus, our ability to continue as a going concern is contingent upon the successful completion of this offering or obtaining alternate financing. These factors raise substantial doubt as to our ability to continue as a going concern, and our most recent independent auditor’s report contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. The financial statements do not include adjustments to the value or classification of our assets and liabilities that we may need to make if we are unable to continue operating as a going concern.

Results of Operations

Due to the change in our business strategy and the closing of our California office in December 2002, our results of operations for the year ended December 31, 2003 are not comparable to the results for the same period in 2002.

Revenues

Our revenue for the three months ended March 31, 2004 was $19,631 compared to $4,824 for the three months ended March 31, 2003, an increase of $14,807 or 306.9%. Revenues during the three months ended March 31, 2004 resulted from subscriptions of approximately $14,000, maintenance contracts on our corporate enterprise software of approximately $5,000 and advertising revenue of approximately $500. In contrast, revenues during the three months ended March 31, 2003 resulted almost entirely from maintenance contracts on the corporate enterprise systems that we sold in 2002. Cash received from subscriptions sold in the first quarter of 2003 had no impact on that quarter’s revenues because we sold lifetime subscriptions. Since the obligation to continue serving content has no defined termination date and we cannot estimate the time period over which the service will be provided, we did not recognize revenue from those sales.

Our revenue for the year ended December 31, 2003 was $28,725 compared to $1,113,381 for the year ended December 31, 2002, a decrease of $1,084,656 or 97.4%. Revenues in 2003 resulted primarily from maintenance contracts on the corporate enterprise systems that we sold in 2002. The launch of our product line in March 2003 had almost no impact on 2003 revenue because during 2003, we sold lifetime subscriptions and did not recognize revenue from these sales since the obligation to continue serving such content had no defined termination date and we do not have adequate operating history to estimate the life of the customer relationship. The cash from those sales, which amounted to approximately $537,000 at December 31, 2003, is reflected on the accompanying balance sheet as “Deferred revenues, long-term.” Beginning in December 2003, we began offering GuruNet subscriptions to the public on an annual subscription basis, rather than a lifetime fee basis. Revenues from such subscriptions are amortized over the life of the related subscription. During the second quarter of 2004, we began offering selected users who purchased lifetime licenses the opportunity to exchange their lifetime license for an initial free defined-term license to a newer enhanced version of GuruNet. The cash received from previous sales of one-time licenses will be recognized over the new defined-term subscription period for users who agree to this offer. Revenues in 2002 are comprised primarily of license and professional services revenue we earned from five corporate enterprise customers. One corporate enterprise customer comprised over 90% of 2002 revenue. Of the total 2002 revenues, approximately 25% resulted from software licensing and the remainder from professional services we provided in connection with the software licenses.

Cash received from subscriptions sold in the first quarter of 2004 was approximately $48,000, compared to approximately $63,000 for the first quarter of 2003. The decrease is primarily due to a decrease in our product price from $40 to $30. In addition, we are in development stage and are still testing various marketing approaches, which tends to cause variability in subscription volume.

Cash received from subscriptions sold in the first, second, third and fourth quarters of 2003 was approximately $63,000, $214,000, $183,000 and $77,000, respectively. The second and third quarter increases were due primarily to marketing campaigns, the conversion by a significant number of users of our publicly available free product to a paid subscription of our upgraded product, and a distribution arrangement with another company that sold a co-branded version of our product during that period. Under our arrangement with that company, we earned approximately $55,000, representing half the revenue that they earned from their sales of the co-branded product. The decline in the fourth quarter was due to the limited funds that we invested in marketing, the reduction in the conversion of users from our publicly available free product to paid subscriptions, the absence of any large distribution arrangement, and that we are in development stage and are still testing various marketing approaches, which tends to cause variability in subscription volume.

Cost of Revenues

Cost of revenues for the three months ended March 31, 2004 was $156,527, compared to $247,604 for the three months ended March 31, 2003, a decrease of $91,077 or 36.8%. The decrease resulted primarily from reduced content costs in the first three months of 2004. This reduction was due to higher content costs in the first three months of 2003 than we typically incur each quarter.

Cost of revenues for the year ended December 31, 2003 was $723,349, compared to $1,584,200 for the year ended December 31, 2002, a decrease of $860,851 or 54.3%. The decrease resulted primarily from closing our California office and our exit from the corporate enterprise products in December 2002. Also in December 2002, we terminated all of our professional services personnel because we were no longer selling corporate enterprise product, and we retained a technical support team to support our product. The net reduction in salaries, benefits and overhead costs totaled approximately $817,000.

Cost of sales is comprised of fees to third party providers of content, web hosting services, technical and customer support and professional services salaries, benefits and overhead costs.

Gross Margin

Gross margin for the three months ended March 31, 2004 was $(136,896) compared to $(242,780) for the three months ended March 31, 2003, a decrease in the loss of $105,884 or 43.6%. The decrease in the loss in 2004 was due primarily to reduced content costs.

Gross margin for the year ended December 31, 2003 was $(694,624) compared to $(470,819) for the year ended December 31, 2002, an increase in the loss of $223,805 or 47.5%. We are in development stage and have not reached a level of revenue that allows for a positive gross profit based on our business model. Our cost of revenues includes costs that are generally fixed and are only partially impacted by our revenue levels, such as fees to third party providers of content and web hosting services.

Research and Development Expenses

Research and development expenses for the three months ended March 31, 2004 were $263,788, compared to $213,207 for the three months ended March 31, 2003, an increase of $50,581 or 23.7%. This increase is attributable primarily to an increase in research and development personnel during the three months ended March 31, 2004 as compared to the same period in 2003.

Research and development expenses for the year ended December 31, 2003 were $910,114, compared to $2,659,966 for the year ended December 31, 2002, a decrease of $1,749,852 or 65.8%. The decrease was due to the reduction of our development team by 16 employees at various points between May and December 2002. The salaries, benefits and overhead costs of personnel, conducting research and development of software and Internet products comprise research and development expenses.

Sales and Marketing Expenses

Sales and marketing expenses for the three months ended March 31, 2004 were $318,929, compared to $84,797 for the three months ended March 31, 2003, an increase of $234,132 or 276.1%. In the first quarter of 2004, our sales and marketing expenses increased significantly due to a number of factors, including the redesign of our Website and marketing strategy, which resulted in approximately $122,000 of outsourced marketing costs. Additionally, advertising and promotion costs increased by approximately $65,000 during the first three months in 2004 as compared to the comparable period in 2003 due to our increased focus on promoting our product. Sales and marketing compensation related expenses during the first three months in 2004 as compared to the comparable period in 2003 increased by approximately $46,000 due to the addition of sales and marketing personnel. During the three months ended March 31, 2004, we allocated significant resources to selling and marketing our GuruNet product. In contrast, at the start of 2003, we had recently exited from the corporate enterprise software space and had not yet launched our new GuruNet product. Such product was only launched in March 2003. More significant sales and marketing efforts for GuruNet began subsequent to the first quarter of 2003.

Sales and marketing expenses for the year ended December 31, 2003 were $478,942, compared to $2,428,939 for the year ended December 31, 2002, a decrease of $1,949,997 or 80.3%. The decrease resulted primarily from the change in our business strategy and the closing of our California office, and the termination of most of our sales and marketing personnel. As a result, we eliminated approximately $1.2 million in annual salaries, benefits and travel costs, and approximately $705,000 in rent and office expenses.

In 2002, our sales and marketing expenses consisted primarily of salaries and benefits of personnel and overhead costs. In 2003 and in the first quarter of 2004, salaries, benefits and overhead costs of personnel, and public relations services and advertising programs, including Internet-based keyword-targeted advertising services, comprise sales and marketing expenses.

General and Administrative Expenses

General and administrative expenses for the three months ended March 31, 2004 were $212,407, compared to $211,361 for the three months ended March 31, 2003, an increase of $1,046 or 0.5%. General and administrative compensation related expenses during the first three months of 2004 increased by approximately $36,000 as compared to the comparable period in 2003 due to an increase in personnel and salary increases. However, one-time compensation related expenses recorded in the first quarter of 2003 offset such increases.

General and administrative expenses for the year ended December 31, 2003 were $678,645, compared to $940,841 for the year ended December 31, 2002, a decrease of $262,196 or 27.9%. This decrease was due primarily to the closing of our California office.

General and administrative expenses consist primarily of salaries, benefits and overhead costs for executive and administrative personnel, credit card fees, insurance, fees for professional services, including consulting, legal, and accounting fees, travel costs, non-cash stock compensation expense for the issuance of stock and stock options to non-employees, as well as other general corporate expenses.

Loss in connection with closure of operations

In December 2002, we implemented a reorganization which substantially reduced our expenditures. The reorganization included staff reductions of fifteen persons, or approximately 52% of our work force, including senior management, professional services, sales and marketing, research and development and administrative staff. The reorganization also included the shutdown of our California office and resulted in a loss on the disposal of fixed assets. In total, we incurred a loss of approximately $1,048,000 in connection with the reorganization, including $780,000 related to the disposal of fixed assets, and approximately $265,000 related to salaries, rent and lease expenses which were accrued on our balance sheet as of December 31, 2002.

Interest Income (Expense), Net

Interest income (expense), net for the three months ended March 31, 2004 was ($737,034), compared to $3,108 for the three months ended March 31, 2003, a net increase of $740,142. Interest expense, net for the three months ended March 31, 2004 is comprised primarily of $675,000 of amortization of note discounts and deferred charges relating to the convertible promissory notes, which are described below. The remainder consisted of approximately $65,000 of interest on the principal amount of the $5.0 million convertible promissory notes, net of interest income of approximately $3,000. Interest income, net for the first three months of 2003 consisted of interest income earned.

In January and February 2004, we issued $5.0 million principal amount of convertible promissory notes. In connection with the issuance of the notes, we issued warrants to purchase an aggregate 1,700,013 shares of our common stock at an exercise price per share equal to 120% multiplied by the greater of (1) $6.00, and (2) the initial public offering price. We have attributed approximately $809,000 of the $5.0 million to the value of the warrants, resulting in a note discount of $809,000. We also recorded an additional note discount, with a corresponding increase in paid-in capital, of approximately $2,476,000 to account for the beneficial conversion terms that the bridge noteholders received, in comparison to the expected initial public offering price. Both note discounts are being amortized over the life of the bridge notes as interest expense. During the three months ended March 31, 2004, we recorded interest expense in the amount of $547,502, representing the amortization of such discounts over the life of the bridge notes.

Issuance costs of $761,748 relating to the bridge notes, are comprised of finders fees, legal, accounting and printing costs. These costs are being amortized over the life of the bridge notes as interest expense. During the three months ended March 31, 2001 ended March 31, 2004, we recorded interest expense representing the amortization of these deferred charges in the amount of $126,958.

Interest income, net for the year ended December 31, 2003 was $719, compared to $9,701 for the year ended December 31, 2002, a net decrease of $8,982 or 92.6%. The decrease resulted primarily from a decrease in our interest-bearing cash deposits.

Other Income, Net

Other income, net for the three months ended March 31, 2004 was $4,322, compared to $5,385 for the three months ended March 31, 2003, a decrease of $1,063 or 19.74%. Other income in the first quarter of 2004 was comprised of foreign exchange gains of approximately $7,000, net of approximately $3,000 relating to the write-off of withholding taxes that we do not expect to realize. During the first three months of 2003, other income was comprised primarily of foreign currency exchange gains.

Other expenses increased to $12,586 in 2003 from $10,401 in 2002. In 2003, other expenses were comprised of foreign exchange losses of approximately $8,000 and approximately $5,000 relating to the write-off of withholding taxes that we do not expect to realize. In 2002, other expenses were comprised of foreign exchange losses of approximately $10,000.

Income Tax Expense

Our effective tax rate differs from the statutory federal rate due to differences between income and expense recognition prescribed by the United States and Israeli tax law and Generally Accepted Accounting Principles. We utilize different methods and useful lives for depreciating property and equipment. The recording of certain provisions result in expense for financial reporting but the amount is not deductible for income tax purposes until actually paid. Our deferred tax assets are fully offset by a valuation allowance because realization depends on generating future taxable income, which, in our estimation, is not more likely to transpire, than to not transpire.

We had net operating loss carryforwards for U.S. federal and state income tax purposes of approximately $27.5 million at March 31, 2004 and $21 million at March 31, 2003. The federal net operating losses will expire if not utilized on various dates from 2019 through 2024. The state net operating losses will expire if not utilized on various dates from 2009 through 2014. Our Israeli subsidiary has capital loss carryforwards of approximately $604,000 that can be applied to future capital gains for an unlimited period of time under current Israeli tax rules.

The Tax Reform Act of 1986 imposed substantial restrictions on the utilization of net operating losses and tax credits in the event of an ownership change of a corporation. The bridge financing and the offering are likely to result in a change of control in ownership, as defined in Section 382 of the Internal Revenue Code. Accordingly, our ability to utilize net operating losses and credit carryforwards may be limited as the result of such an ownership change.

Our subsidiary had income in 2002 and 2003, resulting from its cost plus agreement with the parent company, whereby it charges us for research and development services it provides to us, plus 12.5%. However, the subsidiary is an “approved enterprise” under Israeli law, which means that income arising from the subsidiary’s approved activities is subject to zero tax under the “alternative benefit” path for a period of ten years. In the event of distribution by the subsidiary of a cash dividend out of retained earnings which were tax exempt due to the “approved enterprise” status, the subsidiary would have to pay a 10% corporate tax on the amount distributed, and the recipient would have to pay a 15% tax (to be withheld at source) on the amounts of such distribution received.

As of March 31, 2004, we accrued approximately $63,000 to reflect the estimated taxes that our subsidiary would have to pay if it distributed its accumulated earnings to us. Should the subsidiary derive income from sources other than the approved enterprise during the relevant period of benefits, this income will be taxable at the tax rate in effect at that time (currently 36%). Through March 31, 2004, our Israeli subsidiary received tax benefits of approximately $600,000.

As of December 31, 2003, we accrued approximately $55,000 to reflect the estimated taxes that the subsidiary would have to pay if it distributed its accumulated earnings to us. Should the subsidiary derive income from sources other than the approved enterprise during the relevant period of benefits, this income will be taxable at the tax rate in effect at that time (currently 36%). Through December 31, 2003, our Israeli subsidiary received tax benefits of approximately $560,000.

Net Loss

Our net loss increased to $1,692,712 in the first quarter of 2004, from $743,652 in the first quarter of 2003, as a result of the changes in our revenues, cost of sales and expenses as described above. As of March 31, 2004, our accumulated deficit was $35,698,310.

Our net loss decreased to $2,808,783 in 2003, from $7,549,711 in 2002, as a result of the changes in our revenues, cost of sales and expenses as described above. As of December 31, 2003, our accumulated deficit was $34,005,598.

Critical Accounting Policies

While our significant accounting policies are more fully described in the notes to our consolidated financial statements included in this prospectus, we believe the following accounting policies to be the most critical in understanding the judgments and estimates we use in preparing our consolidated financial statements.

Use of Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, accrued expenses and the fair value of our common and preferred stock particularly as it relates to stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and could have a material impact on our reported results.

Accounting for Stock-based Compensation

In January 2003, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”), which provides alternative methods of transition for a voluntary change to a fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have determined that we will continue to account for stock-based compensation for employees under APB 25, and elect the disclosure-only alternative under SFAS 123 and provide the enhanced disclosures as required by SFAS 148.

We record deferred stock-based compensation expense for stock options granted to employees and directors if the fair value of the stock at the date of grant exceeds the exercise price of the option. We recognize expenses as we amortize the deferred stock-based compensation amounts over the related vesting periods. The fair value of our stock was determined by us based on a number of factors including input from our advisors, and comparisons to private equity investments in us. These valuations are inherently highly uncertain and subjective. If we had made different assumptions, our deferred stock-based compensation amount, our stock-based compensation expense, our net income and our net income per share could have been significantly different.

The fair value of stock options granted to non-employees is measured throughout the vesting period as they are earned, at which time we recognize a charge to stock-based compensation. The fair value is determined using the Black-Scholes option-pricing model, which considers the exercise price relative to the fair value of the underlying stock, the expected stock price volatility, the risk-free interest rate and the dividend yield. As discussed above, the fair value of the underlying stock was based on assumptions of matters that are inherently highly uncertain and subjective. As there has been no public market for our stock, our assumptions about stock price volatility are based on the volatility rates of comparable publicly held companies. These rates may or may not reflect our stock price volatility following the offering. If we had made different assumptions about the fair value of our stock or stock price volatility, the related stock based compensation expense and our net income and net income per share amounts could have been significantly different.

We are required in the preparation of the disclosures required under SFAS 148 to make certain estimates when ascribing a value to stock options granted during the year. These estimates include, but are not limited to, an estimate of the average time option grants will be outstanding before they are ultimately exercised and converted into common stock. These estimates are integral to the valuing of these option grants. Any changes in these estimates may have a material effect on the value ascribed to these option grants. This would in turn affect the amortization used in the disclosures we make under SFAS 148, which could be material. Further, the rules governing accounting for option grants continue to evolve. Should we be required in future periods to include amortization expense of stock option compensation, such amortization would have a material adverse effect on our results of operations.

Accounting For Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves management estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax item in the statement of operations. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have fully offset our US deferred tax asset with a valuation allowance. Our lack of earnings history and the uncertainty surrounding our ability to generate taxable income prior to the expiration of such deferred tax assets were the primary factors considered by management in establishing the valuation allowance. Deferred tax assets and liabilities in the financial statements result from the tax amounts that would result if our Israeli subsidiary distributed its retained earnings to us. This subsidiary continues to generate taxable income in respect of services provided to us, and therefore we believe that the deferred tax asset relating to the Israeli subsidiary will be realized. In the event that our subsidiary’s products would not generate such taxable income, we would need to write off the deferred tax asset as an expense in the statement of operations. It should be noted that as the income is derived from us, it is eliminated upon consolidation.

Foreign Currency Translation

Beginning February 2004, our Israeli subsidiary began paying substantially all of its salaries linked to the dollar, rather than the New Israeli Shekel (“NIS”). Based on this change, and in conjunction with all other relevant factors our management has determined that the subsidiary’s functional currency, beginning the first quarter of 2004, is the U.S. dollar (“USD”).

FAS 52, Appendix A 42 cites economic factors that, among others, should be considered when determining functional currency. We determined that the cash flow, sales price and expense factors for our subsidiary, which prior to 2004 all indicated functional currency in foreign currency, have changed in 2004 to indicate functional currency in our currency.

Our subsidiary’s revenue is derived based on a cost plus methodology. Prior to 2004, salary expense, its primary expense, was determined in the foreign currency resulting in income and expenses being based on foreign currency. However, in 2004, a triggering event occurred that, in our opinion, warranted a change of the functional currency of our subsidiary to that of our currency, USD. Salary expense, the primary expense of our subsidiary, began to be denominated in USD. This led to a change with respect to the currency of the cash flow, sales price and expense economic factors and resulted in a determination that our subsidiary’s functional currency had changed to that of the our functional currency.

Had we determined that our subsidiary’s functional currency was different than what was actually used, whether in the first quarter of 2004 or prior periods, we believe that the effect of such determination would not have had a material impact on our financial statements.

Note Discount on Convertible Promissory Notes

In January and February 2004, we issued, an aggregate of $5.0 million principal amount of 8% convertible promissory notes. We estimate approximately $809,000 of the $5.0 million relates to the value of the warrants, resulting in a note discount of $809,000. In accordance with EITF 00-27, such note discount is being amortized over the life of the bridge notes. The fair value of the warrants was determined by us based on a number of factors including the exercise price, the expected volatility in the share price and input from our advisors. Such valuation is inherently highly uncertain and subjective. Furthermore, the discount on the beneficial conversion feature of the convertible promissory notes was calculated taking into consideration our estimate of the fair value of these warrants. If we had made different assumptions, our note discounts, additional paid in capital, interest expense in respect of the amortization, our net loss and our net loss per share could have been significantly different.

Recently Issued Accounting Pronouncements

On May 15, 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We have applied SFAS 150 to a financial instrument entered into during the second half of 2003 with four investors.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements (“ARB 51”), to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without an additional subordinated financial support from other parties. ARB 51 requires that an enterprise’s consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. That requirement usually has been applied to subsidiaries in which an enterprise has a majority voting interest. The voting interest approach is not effective in identifying controlling financial interests in entities that are not controllable through voting interest or in which the equity investors do not bear the residual economic risk. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether it is its primary beneficiary and therefore is required to consolidate that entity. FIN 46 also addresses the initial valuation of the assets and liabilities to be consolidated, the treatment of any gain or loss resulting from the initial measurement and disclosures requirements for the primary beneficiary. All entities with variable interest in variable interest entities created after January 31, 2003 shall apply the provisions of FIN 46 immediately. Public entities with a variable interest in variable interest entities created before February 1, 2003 shall apply the provisions of this Interpretation no later than the first interim or annual reporting period beginning after December 15, 2003. On December 24, 2003, the FASB issued an Interpretation which clarified and modified FASB Interpretation No. 46 (FIN 46R). FIN 46R is not expected to have any significant impact on our financial condition or results of operations.

Liquidity and Capital Resources

General

Three Months Ended March 31, 2004 Compared to the Three Months Ended March 31, 2003

From our inception through March 31, 2004, our operations have been funded almost entirely through the proceeds of approximately $38,000,000 that we received from issuance of four series of convertible preferred stock and convertible promissory notes between December 1998 and February 2004. The amounts raised were used primarily to fund research and development, sales and marketing, business development and general and administrative costs.

As of March 31, 2004, we had $5,100,409 of assets consisting of $3,232,762 in cash and cash equivalents, $1,092,934 in other current assets and the remaining balance in property and equipment, long-term deposits, domain name and deferred tax asset. Total liabilities as of March 31, 2004 reflect current liabilities of $3,380,145, consisting primarily of convertible promissory notes, net of discounts, of $2,327,646, accounts payable of $342,530, accrued expenses of $326,359, short-term deferred revenue of $58,787 and accrued compensation of $324,823. Long-term liabilities in respect of employee severance obligations, deferred tax liability and deferred revenue were $1,069,423 at March 31, 2004.

Cash flows for the three months ended March 31, 2004 and 2003 were as follows:

	March 31, 2004	March 31, 2003

Net cash used in operating activities	$(799,227)	$(488,985)
Net cash provided by (used in) investing activities	$(79,521)	$73,070
Net cash provided by financing activities	$3,987,758	$—

The increase in net cash used in operating activities during the first three months of 2004 compared to 2003 was primarily related to the overall increase in operating expenses. Cash used in operating activities of $799,227 in 2004 consisted of net loss of $1,692,712 adjusted for certain non-cash items of $816,257, including non-cash interest expense representing the amortization of deferred charges and discounts on promissory notes, depreciation, issuance of options and certain employee severance obligations, and $77,228 of changes to working capital. Cash used in operating activities in the first three months of 2003 of $488,985 consisted of a net loss of $743,652 adjusted for non-cash items of $70,424 and changes to working capital of $184,243.

Cash used in investing activities of $79,521 in the first three months of 2004 is mainly an increase in intangible assets attributable to the purchase of a domain name for $80,200 and capital expenditures of $2,736, partially offset by a decrease in long-term deposits of $3,415. Cash provided by investing activities during the first three months of 2003 of $73,070 is attributable to a decrease in long-term deposits of $76,965 offset by capital expenditures of $3,895.

Cash and cash equivalents at December 31, 2003 were insufficient to provide the capital we needed to operate. In January and February, 2004, we issued $5.0 million aggregate principal amount of bridge notes. The bridge notes are due on the earlier of the first anniversary of their issuance or the consummation of this offering. After deducting transaction fees, including finders fees and legal fees, we received approximately $4,325,000 from the issuance of the convertible promissory notes, including the $200,000 received from the sale of shares to four investors in 2003. The proceeds of the convertible promissory notes have enabled us to continue operating in 2004. Net cash provided by financing activities during the first three months of 2004 of $3,987,758 resulted primarily from our receipt of $4,800,000 from the issuance of convertible promissory notes in January and February 2004, offset by $812,242 of deferred charges representing costs associated with the convertible promissory notes and the anticipated initial public offering. There were no cash flows from financing activities during the first three months of 2003.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

From our inception through December 31, 2003, our operations had been funded almost entirely through the proceeds of approximately $33,000,000 that we received from the issuance of four series of convertible preferred stock between December 1998 and June 2000. These funds raised were used primarily to fund research and development, sales and marketing, business development and general and administrative costs.

As of December 31, 2003, we had $1,043,292 of assets consisting of $123,752 in cash and cash equivalents, $187,531 in other current assets and the remaining balance in property and equipment, long-term deposits, and deferred tax asset. Total liabilities as of December 31, 2003 reflect current liabilities of $1,064,217, consisting primarily of advances on account of shares and stock warrants of $200,000, accounts payable of $215,684, accrued expenses of $326,186, short-term deferred revenue of $29,234 and accrued compensation of $293,113. Long-term liabilities in respect of employee severance obligations, deferred tax liability and deferred revenue were $1,023,521 at December 31, 2003.

Cash flows for the years ended December 31, 2003 and 2002 were as follows:

	2003	2002

Net cash used in operating activities	$(1,361,028)	$(6,204,833)
Net cash used in investing activities	$ (35,913)	$ (36,505)
Net cash provided by financing activities	$ 45,884	$ 975,473

The decrease in net cash used in operating activities in 2003 compared to 2002 was primarily related to the overall decrease in expenses. Cash used in operating activities of $1,361,028 in 2003 consisted of net loss of $2,808,783 adjusted for certain non-cash items of $311,198, including depreciation, amortization, deferred charges, and certain employee severance obligations, and $1,136,557 of changes to working capital, which included a decrease in accounts receivable balances of approximately $372,657, reflecting the collection in 2003 of accounts receivable of $354,897 from our largest corporate enterprise customer for services performed in 2002. Accounts payable increased $180,413, which reflects a slowdown in the time we paid our bills at the end of 2003. Also included are long-term deferred revenues from lifetime licenses of $537,404 and short-term deferred revenue of $17,234. Cash used in operating activities in 2002 of $6,204,833 consisted primarily of net loss of $7,549,711 adjusted for non-cash items of $1,722,120, partially offset by $377,242 of changes to working capital. The most significant non-cash item in 2002 was loss of $1,006,064 on the sale of property and equipment that transpired in connection with closing our California office in December 2002 and settlement of obligations for other than cash.

Cash used in investing activities of $35,913 in 2003 and $36,505 in 2002 is attributable to capital expenditures of $48,454 and $51,040 in 2003 and 2002 respectively, less net decreases in deposits with various parties in 2003, and proceeds from the sale of property and equipment in 2002. Capital expenditures have generally comprised purchases of computer hardware, software, and furniture and fixtures.

Net cash provided by financing activities in 2003 of $45,884 resulted primarily from our receipts of $200,000 from the sale of shares of our common stock to four investors, offset by $155,116 of costs relating to our January and February 2004 bridge financing. Cash provided by financing activities in 2002 of $975,473 resulted from long-term deposits that matured.

Current and Future Financing Needs

We have incurred negative cash flow from operations since we started our business. We have spent, and expect to continue to spend, substantial amounts in connection with implementing our business strategy, including our planned product development efforts and our sales and marketing efforts. Our working capital requirements and cash flow from operations are expected to vary from quarter to quarter, depending on the success of our sales and marketing activities, product development activities, operating expenses, capital expenditures and other factors. We had $3,232,762 of cash and cash equivalents at March 31, 2004. Our working capital at March 31, 2004 was $921,608. On January 30, 2004 and February 17, 2004, we issued $5.0 million of convertible promissory notes that are due on the earlier of one year after their issuance or the consummation of an initial public offering. We will have to repay up to $2,500,000 in principal plus accrued interest on the bridge notes sold in the bridge financing if the holders choose not to convert their notes into common stock in connection with the offering. See “Description of Securities — Other Outstanding Securities — Bridge Notes” for a more detailed description. Our ability to continue as a going concern is contingent upon the successful completion of this offering or obtaining alternate financing.

Our financial statements were prepared using principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Our funding issues we have described raise substantial doubt as to our ability to continue as a going concern if this offering is not successful and our most recent independent auditor’s report contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. The financial statements do not include adjustments to the value or classification of our assets and liabilities that we may need to make if we are unable to continue operating as a going concern.

Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities in which we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities or any other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

Obligations and Commitments

As of March 31, 2004, we had known contractual obligations, commitments and contingencies of $5,531,081 as delineated below:

	Payment due by period

Contractual		Less than	1-3	3-5	More than
obligations	Total	1 year	years	years	5 years

Purchasing contracts(1)	$ 228,915	$ 228,165	$ 750	—	—
Operating leases(2)	237,011	163,924	73,087	—	—
Short term debt obligations(3)	5,065,155	5,065,155	—	—	—

Total	$5,531,081	$5,457,244	$73,837	—	—

(1)	Consists of various contractual arrangements with content providers and web-hosting service provider.
(2)	As of March 31, 2004, future minimum lease payments under non-cancelable operating leases are $237,011. As security for future rental commitments the subsidiary provided a bank guarantee in the amount of approximately $113,000. All of the subsidiary’s obligations to its bank, including the bank guarantee that such bank made to the subsidiary’s landlord, are secured by a lien on all of the subsidiary’s deposits at such bank. As of March 31, 2004, deposits at such bank amounted to $311,946, including a long-term deposit of $101,261.
(3)	In January and February 2004, we issued an aggregate of $5.0 million principal amount of 8% convertible promissory notes. See “Description of Securities - Other Outstanding Securities - Bridge Notes” for a more detailed description of our short term debt obligations.

As of December 31, 2003, we have known contractual obligations, commitments and contingencies of $468,503 as delineated below:

	Payment due by period

Contractual		Less than	1-3	3-5	More than
obligations	Total	1 year	years	years	5 years

Purchasing contracts(1)	$218,475	$218,475	$ —	—	—
Operating leases(2)	250,028	196,415	53,613	—	—

Total	$468,503	$414,890	$53,613	—	—

(1)	Consists of various contractual arrangements with content providers and web-hosting service provider.
(2)	As of December 31, 2003, future minimum lease payments under non-cancelable operating leases were $250,028. As security for future rental commitments, the subsidiary provided a bank guarantee of approximately $113,000. All of the subsidiary’s obligations to its bank, including the bank guarantee, are secured by a lien on all of the subsidiary’s deposits at such bank. As of December 31, 2003, deposits amounted to $158,396, including a long-term deposit of $101,210.

BUSINESS

General

We provide integrated online reference answers and possess the technology that enables rapid delivery of concise information over the Internet. Since our inception in 1998, we have acquired and developed technology that intelligently and automatically integrates and retrieves information from disparate sources and delivers the result in a single consolidated view. We seek to generate revenues by selling subscriptions for our products; licensing and co-branding our technology; establishing partnerships with third-party Websites; and by monetizing visitor traffic to our Website in the form of sponsored links and paid advertisements.

Our answer engine delivers snapshot, multi-faceted definitions and explanations from credible, attributable reference sources about numerous topics in our database. We seek to differentiate ourselves by providing our users with relevant, high quality reference information that enhances results achieved through traditional search engines. Most search engines respond to an Internet user’s query by displaying a long list of links to other Websites that in some way may be related to the query term. Our answer engine automatically displays relevant, narrative responses to a user’s query without requiring the user to review a list of hyperlinks offered in response to a query. Our answer engine also includes tabs that provide other related information in various formats such as charts, graphs and maps.

We cull our reference information from over 100 reference sources such as:

•	Houghton Mifflin’s American Heritage Dictionary (Fourth Edition);
•	Roget’s II New Thesaurus, (Third Edition); and
•	Columbia University Electronic Encyclopedia (Sixth Edition).

By displaying the source of each piece of our information on each web page, we enable our users to make their own independent evaluation as to the reliability of our information.

There are two versions of the GuruNet answer engine product: a free version with basic reference sources and a premium pay version containing significantly more reference sources. A user who does not want to pay for our full content offering can access those limited content sources we make available as part of our free product offering, either through our Website or by downloading our software or toolbar. Alternatively a user can register for free for a 14 day limited trial period, during which period he or she will have full access to all of the content sources we provide. By purchasing a subscription to our answer engine product at the end of the trial period, a user can continue to access our full content, as updated, during the life of the subscription. Otherwise, the user will only be able to access the content we make available through our free product offering.

The Windows® version of our answer engine product works within any Windows-based program by accessing our online library over the Internet using software downloaded, without any fee, on the Microsoft Windows® operating system. We launched a beta version of GuruNet for Mac in June 2004. Like GuruNet for Windows, this version consists of downloadable software. It enables global hotkey access from within most applications running on the Apple Macintosh using the OS/X operating system. Once a user agrees to the license agreement entered into coincident with the download of the software, the user working in any application such as e-mail, spreadsheet, word processing, database or other program or application need only “alt-click” on a word or phrase within a document and our answer engine will access our online library and display information about that word or phrase in a pop-up window. Our answer engine analyzes surrounding words in context for a more accurate response. For example, Ford Motor Company is different from Henry Ford or Harrison Ford. Our answer engine also may be accessed through a freely downloaded toolbar for query lookup while using Microsoft Internet Explorer for Windows® or by accessing our destination website without the need to download any software. While Web users enjoy our integrated reference information, our Web-based product does not provide the “alt-click” command, reference source library tree view and context analysis that we include in our software.

Our technology, combined with relevant reference content that we license from various providers, enabled us to attract thousands of users of our publicly available, free individual reference tool from September 1999 through October 2002.

In 2000, we began commercializing our technology by creating corporate enterprise software products, which integrate the data of a specific corporate customer into our software so that its users may access customized data using our products. In addition to providing our corporate enterprise users with the same reference information available in our free publicly available product, the reference information our corporate enterprise users received was tailored to include additional information derived from such corporate enterprise user’s own internal database. Although we achieved 2002 revenues of $1,113,381 from licensing our corporate enterprise software and related professional services, we found that the pace of revenue growth was slower than what we had originally expected.

In December 2002, due to a number of factors, including slower than anticipated sales growth, a general slowdown in the corporate enterprise software market and a much longer sales cycle than anticipated, we decided to exit the corporate enterprise software market and focus our resources on commercializing our public product that had been distributed for free through October 2002. Our product was improved and launched in March 2003. We began selling subscriptions to our product primarily to individual consumers. In conjunction with the shift in our business model, we significantly reduced our operating expenses by closing our California office, which had been engaged primarily in corporate enterprise sales and marketing, and professional services.

Industry Background

The emergence and wide acceptance of the Internet fundamentally has changed how millions of people and businesses find information, shop and purchase goods and services. Web search engines are one of the most popular and useful services on the Internet for people seeking to find information about businesses, goods and services. According to Nielson/NetRatings, approximately 76% of the active online U.S. population used a search engine during January 2004. Also according to Nielson/NetRatings, the 114.5 million unique users each spent nearly forty minutes using search engines during the month, making search sites second only to email providers as the most popular category of Website.

Search engines provide two critical functions. First, they gather, index and store information about Websites in a database. Second, they present search results in the form of links directly to Websites. Businesses seeking to increase the number of visitors to their Websites have increasingly recognized the value of being included in search results in response to relevant words or phrases. According to Search Engine News Journal, U.S. online advertising revenues were approximately $7.3 billion in 2003, a 21% increase from $6.0 billion in 2002. According to Gartner, Inc., by 2005, U.S. online advertising expenditures are expected to exceed $8.6 billion.

Historically, companies in the Internet industry have earned money through payment from advertisers for Web space, as well as by charging subscribers for access to Web content. Today, only companies offering superior content have managed to profit through these methods. However, search engine companies are earning revenues through paid search results. According to the eMarketer Search Engine Marketing report, U.S. paid search advertising spending increased by 123% from $923 million in 2002 to over $2 billion in 2004. Estimated to grow by $0.5 billion in 2004 and 2005, paid search will remain a substantial part of online advertising revenues according to eMarketer.

Internet advertisers can select from a variety of performance-based advertising alternatives, including pay-per-click banner display advertisements, e-mail and pop-up campaigns. However, performance-based, keyword-targeted search-based advertisements, of the type we use and intend to use in conjunction with our products, have grown faster than most other alternatives. One advantage of keyword-targeted advertisements is that they get an advertiser’s message in front of prospects at the time that a prospect has shown he or she is interested in what the advertiser has to offer, either because the prospect has searched for the keyword, clicked on a directory link, or has visited a site that relates to that keyword. Keyword search advertising has showed the strongest growth in advertising revenue in 2003, accounting for 35% of all online advertising revenue in 2003, up from 15% in 2002, according to, a report by the Interactive Advertising Bureau and PricewaterhouseCoopers LLP.

Many Internet users and advertisers have come to rely on browser applications, customized downloadable applications and Websites that provide Web directories, search engines or contextually relevant listings as ways for potential buyers to find the companies that provide the products and services they seek to purchase. These applications and Websites enable consumers and businesses to find a listing of advertiser websites matching a descriptive word or phrase, while offering advertisers exposure to a highly relevant Internet audience that has already indicated an interest in their products or services. However, in order to attract and retain users, many of these applications and Web sites have created additional tools and a vast array of content and services that are costly to build and maintain.

Our Strategy

Our goal is to establish GuruNet as a leading answer engine service provider for reference information on the Internet. During 2003, we sold approximately 17,000 paid subscriptions to our answer engine product. Going forward, we plan to generate revenues by:

•	directly selling subscriptions to our products to consumers at the current rate of $30.00 per year;
•	attracting advertising revenues by providing advertisers with focused and targeted audiences for their products;
•	selling bulk licenses at a discount directly or through resellers to multi-user organizations;
•	partnering with other Websites that would place a topic lookup bar inside their own Web pages, thus increasing traffic to our Website, which in turn will enhance our revenues from advertising; and
•	bundling our products with various computer equipment manufacturers, software vendors and Internet portal properties, thereby increasing the number of users and, potentially, subscribers to our products.

The key elements of our strategy are to:

Continue strengthening the GuruNet brand. To enhance public awareness of our answer engine product, we are pursuing a brand development strategy through mass marketing and targeted advertising and public relations. Our branding strategy centers on positioning GuruNet as an answer engine rather than a more traditional search engine for users needing quick, concise and accurate information rather than a long list of links to sift through. To date, we have received favorable reviews from numerous publications including The Washington Post, The Wall Street Journal and Children’s Software Revue (for our Kids Edition). We believe that building our brand will increase traffic to GuruNet and, as a result, increase revenues by attracting customers and advertisers.

Continue developing our reference information. To maintain our competitive advantage, we must continue to develop a rich base of reference information. To supplement our ongoing efforts in increasing the depth and breadth of our reference information, we intend to continue entering into arrangements with content providers to display their reference information in response to our users’ queries.

Expand our ability to solicit paid advertising by continuing to develop our ability to target our audience. We believe that we can serve advertisers on the Internet by effectively targeting interested audiences and consumers. We are able to provide focused sponsored links and advertisements related to a given user’s specific search. This extra relevancy benefits both users and advertisers. We intend to continue to develop and monitor our subscription base so that our advertisers may effectively reach their target audiences and we may enjoy increased revenues from paid search results.

Pursue developing co-branding partnerships and revenue-sharing arrangements with third-party Websites seeking to enhance their users’ experience. We believe that opportunities exist for partnering with other Websites to enhance their users’ experience and our brand and revenues. For example, we may enter into an agreement with a third-party Website to place our topic lookup bar inside their Web pages. We believe that this will result in an increase in traffic to our Website, which in turn will enhance our revenues from click-through advertising. We have not entered into any co-branding partnerships or revenue-sharing arrangements to date, and there is no assurance that we may do so in the future.

To date, our revenues from paid advertising are minimal. However, we expect such revenues to increase as we continue to implement our business strategy. In addition, given our focus on generating revenue through sales of subscriptions to individual users, we are not now, and do not expect to be, dependent on one or a few major customers for our products and services.

The GuruNet Experience

We employ an innovative approach to enhancing our users’ experience. Our Windows product performs three functions:

•	identifying the pointed-to terms in context (“screen-scraping”);
•	communicating automatically with the back-end server over the Internet; and
•	maintaining the user interface, presentation, menus and dialog boxes.

Most computer applications such as word processing, spreadsheet and e-mail are not integrated with the Internet and require users to open a separate Web browser to obtain information from the Internet. Our answer engine works differently. Assuming the user is connected online to the Internet, a user may click on any text in any e-mail, spreadsheet, word processing or database program or Web page and simultaneously press the alt-key. This “alt-click” will automatically signal our Windows product to determine the context of the clicked-on text and neighboring words and communicate with our answer engine to analyze and process the query. The neighboring words assist in determining the text’s proper context.

Once the text’s context has been determined, our answer engine automatically will research and determine the best match for the selected word, term, name or phrase. Our answer engine will then open a pop-up window with a fully-contained definition or explanation of that word, term, name or phrase. Our user interface contains numerous tabs, offering our users a multi-faceted reference guide to a particular topic. A “Search Web” tab always appears on the screen, allowing users to search the Internet for other interesting Web pages.

GuruNet Solutions

Our software applications enable consumers and end users to access our answer engine. Our users can look up topics in several different ways:

•	GuruNet for Windows;
•	GuruNet on the Web;
•	GuruNet IE Toolbar;
•	GuruNet Kids; and

•	GuruNet for Mac.

During 2003, we offered a lifetime subscription to our answer engine product for $40.00. In late 2003, we realized that the lifetime pricing model would not support our efforts to continually update and improve the GuruNet answer engine product. Therefore, we decided to alter our pricing model and move to an annual subscription model. Beginning in May 2004, we offered users who purchased lifetime subscriptions the opportunity to convert their lifetime subscription into a free two-year subscription to a newer enhanced version of GuruNet. Users who choose to maintain their lifetime subscriptions will continue to have access to those content sources that were available to GuruNet users in 2003, but will not have access to updated and improved content sources added subsequent to 2003. The cash received from previous sales of one-time subscriptions would be recognized over the new two-year subscription period for users who agree to this offer.

Under our current annual subscription model, customers may purchase a one-year subscription, the price of which is currently $30.00. By purchasing such a subscription, a customer can access our full content offerings through any one or more of the following products. We offer a discounted rate to groups of at least ten people that wish to purchase our subscriptions.

GuruNet for Windows. In March 2003, we began offering our GuruNet for Windows software application. Our flagship application delivers single-click reference answers anywhere in Windows. The user can “alt-click” on any word on the screen, in any Windows application such as Office, e-mail or browser, and our answer engine looks it up in its online library and delivers a snapshot answer in an unobtrusive pop-up window on the screen. For example, if a user receives an e-mail and does not understand a word contained in the text of the email or would like more information about a particular topic discussed in the e-mail, a GuruNet for Windows user could just “alt-click” on that word or topic and would receive in a pop-up window relevant information about that word or topic. Our answer engine analyzes surrounding words in context for a more accurate answer. For example, Ford Motor Company is different from Henry Ford or Harrison Ford. GuruNet for Windows also includes a library tree for perusing the reference sources and a convenient “Topicbar” for looking up words or phrases any time. Since its release in March 2003, more than 350,000 copies of GuruNet for Windows have been downloaded and installed.

GuruNet on the Web. In March 2004, we also released GuruNet on the Web. This version of our search answer product requires no download, but users must visit our destination Website to enter a query. The information is delivered to the user in standard HTML format inside a standard browser. The advantage of this product is that a subscriber may access our information from any computer, rather than just the computer on which GuruNet for Windows is installed. The picture below illustrates our “Topicbar” when a user conducts a search for “Harry Truman.”

GuruNet IE Toolbar. In March 2004, we released a toolbar for query lookup, which serves primarily as a convenient way of using GuruNet on the Web. This minimal download is installed and appears as a toolbar in Microsoft Internet Explorer for Windows and gives users an easy way to find information while browsing the Internet.

GuruNet Kids. In June 2003, we launched GuruNet Kids, a product specifically geared to students Grades 2 through 6. GuruNet Kids is child-friendly, without the options that allow unrestricted access to live web content. This product may be downloaded by users in the same manner as GuruNet for Windows and the GuruNet IE Toolbar.

GuruNet Beta for Mac. We launched a beta version of GuruNet for Mac in June 2004. Like GuruNet for Windows, this version consists of downloadable software. It enables global hotkey access from within most applications running on the Apple Macintosh using the OS/X operating system.

GuruNet Free. In addition to our subscription-based products, we also offer complementary access to dictionary, thesaurus, and other basic reference information, accessible through any of the products described above

Future Products and Enhancements

Among the products or markets that we seek to develop are:

•	our recently purchased domain name “answers.com”, which we are planning to use to launch a search answer destination site similar to GuruNet on the Web. As opposed to GuruNet on the Web, which is based on paid subscriptions and advertising revenue, our revenue model for this product will be based solely on advertising revenue, primarily through pay-per-click keyword advertising. When a user searches sponsored keywords, an advertiser’s Website is displayed in a premium position and identified as a sponsored result to the search;
•	Premium answer engine products containing customized content for vertical markets, or markets limited to a specific area such as education, finance or journalism, to be sold through distributors and resellers focused on and familiar with such specific vertical markets; and

•	Adding desktop search functionality to the premium GuruNet product, which would allow a user to instantly locate files or email on the user’s computer hard drive, to the premium GuruNet product, thereby increasing the desirability of subscribing to the premium GuruNet product.

All of these future products are in the early stage of development. We hope to begin releasing such products over the next 12 months.

Sales, Marketing and Distribution

Direct to consumer. We sell subscriptions to our Website and software applications over the Internet directly to consumers and end users. The primary ways in which we intend to reach our target audience are:

•	Public Relations. We have contracted with public relations services and have experienced success in building our brand. We have received multiple reviews from numerous publications including USA Today, The Washington Post, The Wall Street Journal and PC Magazine and plan on expanding our public relations efforts.
•	Electronic Advertising. We have primarily advertised with sites that attract users interested in reference tools and software such as Download.com, Word-of-the-Day and LockerGnome. We plan on continuing to focus our advertising efforts to most effectively reach consumers who are interested in our products and software applications.

Education Channels. We see the educational sector as a key market that could benefit from our products, which provide:

•	credible, attributed information; and
•	filtered results, avoiding offensive or inappropriate materials for students through the use of child friendly search engines.

We help students of all ages focus on finding facts, not surfing web links. Our products offer students and teachers quick, accurate, focused information that comes to the point of need and eliminates potential distractions associated with searching for information on the Internet.

Our specific target market is parents concerned with filtering and improving the quality of information that their children access on the Internet. In June 2003, we launched a GuruNet Kids Edition specifically geared to students in Grades 2 through 6. It is child-friendly, without the options that allow unrestricted access to live web content.

We intend to access these channels by identifying distributors and resellers that target the education market.

Advertising. We have the capacity to monetize two kinds of advertisements and sponsored search. The first is showing sponsored search results in our own “Search Web” tab. The second is to display advertisements and sponsored links in our “Results” tab. This could potentially become a more substantial part of our business model as our query traffic increases. We currently have an agreement with InfoSpace, through which InfoSpace locates advertisers seeking to display sponsored links on our results pages. In 2003, we did not generate significant revenue from advertising.

Content Providers and Hosting Services

Scope and quality of information. Our library contains over 100 sources of reference information, culled and integrated from both premium subscription-based reference sources such as Houghton Mifflin and the Columbia University Press, and publicly available Web sources, such as The Official Website of The Baseball Hall of Fame.

Our answer engine offers customers access to various topics, including:

•	General reference: dictionary, thesaurus, encyclopedia and history;
•	Language: idioms, translations, new words, acronyms, abbreviations, lexicon, idioms, grammar, sign language, quotes about and quotes by;

•	Business: company snapshot descriptions, economics, finance, investment terms and currency conversions;
•	Arts and culture: fine arts, literature, poets, music, instruments and study guide;
•	Legal: legal dictionary and famous US Supreme Court cases;
•	Medical: medical dictionary, medical analysis, health topics and phobias;
•	Science and technology: conversions, computer encyclopedia, science, genetics, chemistry, mathematics and e-mail shorthand;
•	People: famous personalities and celebrities, historical figures, musical artists, authors, columnists, royalty and sports biographies;
•	Food and nutrition: nutritional values, recipes, diets and wine glossary;
•	Government: US presidents, US cabinet, US congress, political parties (international), national anthems and world leaders;
•	Leisure: holidays, gardening, movies, TV shows, song lyrics, Harry Potter terms, wood glossary and yoga;
•	Religion: Bible, Christianity, Judaism, Islam, Hinduism and Buddhism;
•	Places: countries, states, weather, maps, dialing codes, local times, currencies by country, state parks and universities;

•	Military: military terms, weapons and bio-terrorism; and
•	Sports: baseball hall of fame, golf, tennis, MLB, NFL, NHL and NBA.

We may change any of the topics covered from time to time. The information displayed for our users is automatically consolidated from various source references into an easy to read, user-friendly format.

Content License Agreements. We license content provided through our products pursuant to written agreements with recognized collators of useful information, including, but not limited to, Houghton Mifflin (Dictionaries), Columbia University Press (Encyclopedia) and Wizcom (Word-for-word translations). These agreements are generally for one year or more, renewable by consent of the parties, and give us the right to provide the licensed information to our end users through our product in return for a lump sum amount payable over the life of the agreement. Our product also includes content we license at no cost, and content publicly available from the Web. If we are unable to renew our current license agreements on terms acceptable to us, we will need to develop relationships with alternative providers of content of comparable value to our users.

Web Hosting. We outsource our Web hosting to SAVVIS Communications Corporation at the rate of $13,500 per month. We use servers operated by SAVVIS to operate our proprietary software developed in our Jerusalem, Israel development facility. The servers receive a user’s query, analyze the query for the best possible match and return a properly formatted result. Our agreement with SAVVIS terminates in December 2004. Web hosting services are generally available from multiple sources and we believe that we can replace SAVVIS if they can no longer supply Web hosting services to us on acceptable terms.

In addition, the servers host the tools and databases required to maintain our consolidated information sources. We currently utilize ten machines running the Unix® and Linux operating systems and anticipate that we have the ability to add capacity as required.

Research and Development

We devote a substantial portion of our resources to inventing and developing new products, maintaining and enhancing existing products, expanding and improving our fundamental technology and strengthening our technological expertise. In fiscal years 2002 and 2003, we spent approximately $2,660,000 and $910,000, respectively, on research and development of our products. Our engineering and production teams are located in our Jerusalem, Israel development facility. We have developed internally, acquired or licensed the products and services we offer.

Competition

We face formidable competition in every aspect of our business, particularly from search engines and other companies that seek to connect users with information on the Web and provide them with relevant advertising. We operate in the market for Internet products and services, a market that is highly competitive and characterized by rapid change, converging technologies and increased competition from companies offering information integrated into other products and media properties. Our ability to compete depends on numerous factors, many of which are outside our control. Some of our primary competitors, such as Google, Ask Jeeves and Yahoo!, as well as potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. Therefore, they may be able to devote greater resources to the development and promotion of their services than we can to ours. Our competitors may develop products and services that are equal or superior to ours or that achieve greater market acceptance. Many of our competitors offer a wider range of products than we do, which could attract our customers to competitive search sites, and consequently, result in less traffic to our Websites and fewer subscription and advertising-generated revenues.

Our competition can be divided into three primary areas:

•	destination portals and search engines including Google, Yahoo!, The Microsoft Network (MSN), Ask Jeeves, Dogpile, MetaCrawler, Time Warner, Inc., and Looksmart;
•	online reference sites including Britannica.com, WorldBook.com, Groliers.com, Encarta.msn.com and Dictionary.com; and
•	one-click information access software providers including Babylon and CleverKeys.

We seek to differentiate ourselves by providing our users with information more quickly and simply than traditional search engines. While most search engines respond to an Internet user’s query by displaying a long list of links to other Websites that in some way may be related to the query term, our answer engine product automatically displays relevant, narrative responses to a user’s query. We compete with online reference sites and one-click information access software providers by aggregating significantly greater amounts of content sources to be made available to our users.

Regulation of the Internet

There are still relatively few laws or regulations specifically addressed to the Internet. As a result, the manner in which existing laws and regulations should be applied to the Internet in general, and how they relate to our business in particular, is unclear in many cases. Such uncertainty arises under existing laws regulating matters, including user privacy, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, content regulation, quality of products and services, and intellectual property ownership and infringement. At the present time there are no requirements that we obtain prior governmental approval in any jurisdiction for our principal products or services.

However, to resolve some of the current legal uncertainty, we expect new laws and regulations to be adopted that will be directly applicable to our activities. Any existing or new legislation applicable to GuruNet could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and could dampen the growth in use of the Internet in general. Several new federal laws have already been adopted that could have an impact on our business. The CAN-SPAM Act of 2003 is intended to regulate spam and create criminal penalties for unmarked sexually-oriented material and emails containing fraudulent headers. The USA Patriot Act is intended to give the government greater ability to conduct surveillance on the Internet by allowing it to intercept communications regarding terrorism and computer fraud and abuse. The Digital Millennium Copyright Act is intended to reduce the liability of online service providers for listing or linking to third-party Websites that include materials that infringe copyrights or other rights of others. The Children’s Online Protection Act, the Children’s Online Privacy Protection Act, and the Prosecutorial Remedies and Other Tools to End Exploitation of Children Today Act of 2003, are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children From Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Under the U.K. Data Protection Act and the European Union Data Protection Directive, a failure to ensure that personal information is accurate and secure or a transfer of personal information to a country without adequate privacy protections could result in criminal or civil penalties. Such legislation may impose significant additional costs on our business or subject us to additional liabilities. We post our privacy policy and practices concerning the use and disclosure of user data. Any failure by us to comply with our posted privacy policy, Federal Trade Commission requirements or other domestic or international privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies that could potentially harm our business, results of operations and financial condition. In this regard, there are a large number of legislative proposals before the European Union, as well as before the United States Congress and various state legislative bodies regarding privacy issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could harm our business through a decrease in user registrations and revenues. These decreases could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.

Due to the global nature of the Web, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future. Any such developments could harm our business, operating results and financial condition. We may be subject to legal liability for our online services. We direct users to a wide variety of services that enable individuals to exchange information, generate content, conduct business and engage in various online activities on an international basis, including public message posting, sweepstakes and services relating to online auctions and homesteading. The law relating to the liability of providers of these online services for activities of their users is currently unsettled both within the United States and abroad. Claims may be threatened against us for aiding and abetting defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of information that we provide links to or that may be posted online.

Intellectual Property

We have been granted three United States patents and have one patent pending in the United States Patent and Trademark Office for various aspects of our word-based referencing search and Web-wide based information retrieval technologies which power our proprietary Website. The following chart sets forth details concerning our three issued patents.

Patent	Expiration Date	Description

Method for providing	August 2, 2018	This patent claims a method by which our
computerized word-based		product points at text on a screen, eliminates
referencing (U.S. Patent		ambiguities based on contextual analysis and
6,393,443)		displays the appropriate definitions, information
entries and/or translations, as requested by the user.

Web-based information	August 12, 2019	This patent claims a method by which our
retrieval responsive to		application displays promotional data in
displayed word identified by a		response to a look-up query of a word
text-grabbing algorithm		displayed in the body of a text.
(U.S. Patent 6,341,306)

Web-based information	August 12, 2019	The patent claims a method by which a
retrieval (U.S. Patent		user can use the keyboard and mouse in
6,519,631)		combination to mark a word on a computer
screen, disambiguate such word based on context
indicators in the document and retrieve information
from a remote server relating to the meaning of the
word marked.

The status of any patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. Accordingly, we cannot assure you that any patent application filed by us will result in a patent being issued, or that our patents, and any patents that may be issued in the future, will afford adequate protection against competitors with similar technology. We similarly face the risk that any patents issued to us might be infringed or designed around by others.

While we rely on patent and other intellectual property laws to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining our market position. We enter into confidentiality agreements, as appropriate, with our employees, consultants and customers, and otherwise seek to control access to, and distribution of, our proprietary information. These measures, however, afford only limited protection. There is no guarantee that these safeguards will protect our technology and other valuable competitive information from being used by competitors.

From time to time in the ordinary course of business we have been, and we expect to continue to be, subject to claims of alleged infringement of the trademarks and other intellectual property rights of third parties. These claims and any resultant litigation, should it occur, could subject us to significant liability for damages. In addition, even if we prevail, litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into agreements with the third parties making these claims.

Property

Our corporate headquarters and research and development facility is located in Building 98, Jerusalem Technology Park, P.O. Box 48253, Jerusalem 91481, Israel in approximately 7,000 square feet of space occupied under a lease with a monthly rental rate of approximately $11,000 that expires in December 2004, with an option to extend the term for an additional 59 months thereafter at the same monthly rate (as adjusted for local inflation). We believe that our facilities are in good condition and adequate for our current needs. We also maintain an address for receipt of correspondence at 441 Route 306, Wesley Hills, New York 10952 at no cost. In October 2003 and February 2004, our board of directors granted the tenant of such premises ten year options to purchase 435 and 1,000 shares of our common stock at exercise prices of $2.76 and $6.00, respectively.

Employees

At July 15, 2004, we had 20 full-time employees and 4 part-time employees, all of who are based at our offices in Jerusalem, Israel. None of our employees are subject to a collective bargaining agreement, and we believe that our relations with our employees are good.

Operations in Israel

The Law for the Encouragement of Capital Investments, 1959, provides that upon application to the Investment Center of the Ministry of Industry, Commerce and Employment of the State of Israel, a proposed capital investment in eligible capital expenditures may be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income derived from growth in manufacturing revenues attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.

Taxable income of a company derived from an Approved Enterprise is subject to tax at the maximum rate of 25%, rather than the usual rate of 36%, for the benefit period. This period is ordinarily seven years beginning with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from when production begins or 14 years from the date of approval, whichever is earlier. A company owning an Approved Enterprise may elect to receive an alternative package of benefits, which allows the company to receive tax exemptions rather than grants. Under the alternative package, the company’s undistributed income derived from an Approved Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the benefit period.

The Investment Center bases its decision of whether to approve or reject a company’s application for designation as an Approved Enterprise on criteria described in the law and related regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Therefore, a company cannot be certain in advance whether its application will be approved. In addition, the benefits available to an approved enterprise are conditional upon compliance with the conditions stipulated in the law and related regulations and the criteria described in the specific certificate of approval. If a company violates these conditions, in whole or in part, it would be required to refund the amount of tax benefits and any grants received plus an amount linked to the Israeli consumer price index and interest.

Our Israeli subsidiary currently has one capital investment program which was granted Approved Enterprise status and we have filed an application for a second investment program which formal approval has not yet been received. Income arising from our Approved Enterprise is tax-free under the alternative package of benefits described above and entitled to reduced tax rates based on the level of foreign ownership for a period of 10 years from the first year in which our Israeli subsidiary generates taxable income from such Approved Enterprise, but not later than certain specified periods. We have begun to generate taxable income for purposes of this law and we have utilized these tax benefits beginning 2000. The law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

Legal Proceedings

From time to time in the ordinary course of business, we may be involved in litigation. We are not presently involved in any litigation that is material to our business.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information about our executive officers and directors:

Name	Age	Position

Robert S. Rosenschein	51	Chief Executive Officer, President and Chairman of the Board
Steven Steinberg	43	Chief Financial Officer and Secretary
Jeff Schneiderman	40	Chief Technical Officer
Mark A. Tebbe	43	Director
Edward G. Sim	33	Director
Yehuda Sternlicht	49	Director
Jerry Colonna	40	Director
Michael Eisenberg	33	Director

Robert S. Rosenschein has been Chairman of our board and President since he founded GuruNet in December 1998. From December 1998 to April 2000 and since May 2001, Mr. Rosenschein has served as our Chief Executive Officer. From May 2000 to April 2001, Mr. Rosenschein served our Chairman. From 1988 to 1997, Mr. Rosenschein was Chief Executive Officer of Accent Software International Ltd. (formerly Kivun), a company that developed multi-lingual software tools, and from 1997 to 1998, Mr. Rosenschein was Chief Technical Officer of Accent Software International Ltd. Mr. Rosenschein graduated with a B.Sc. in Computer Science from the Massachusetts Institute of Technology and received the Prime Minister of Israel’s Award for Software Achievement in 1997.

Steven Steinberg joined GuruNet in December 2002 as Vice President of Finance and became our Chief Financial Officer and Secretary in January 2004. From January 2001 to November 2002, he was Vice President of Finance at Percite Information Technologies, Ltd., a supply-chain software company. From November 1998 to December 2000, Mr. Steinberg was Controller of Albar Financial Services Ltd., an automobile finance and leasing company. Previously, he was the Chief Financial Officer of the New York Operations of Health Partners, Inc., and worked for ten years at the New York offices of the accounting firm Coopers and Lybrand where he was an audit manager. Mr. Steinberg graduated with a B.B.A. from Florida International University.

Jeff Schneiderman has been our Chief Technical Officer since March 2003. From January 1999 until February 2003, Mr. Schneiderman was our Vice President of Research and Development. From November 1991 to November 1998, Mr. Schneiderman was employed at Accent Software International Ltd., where he served as Vice President of Engineering from October 1996 to March 1998 and as Vice President of Product Development from March 1998 to November 1998. Mr. Schneiderman also has held development positions at AT&T Bell Labs and the Whitewater Group. Mr. Schneiderman graduated with a B.S. in Computer Science from the University of Illinois at Urbana/Champaign and a M.S. in Computer Science from Illinois Institute of Technology.

Mark A. Tebbe has served as a director since December 1998. He currently serves as a member of our Audit Committee, Compensation Committee and Nominations and Governance Committee. Since February 2002, Mr. Tebbe has been Chairman of Techra Networks LLC, a technology-oriented consulting firm. From August 1984 to January 2002, Mr. Tebbe founded and served as Chairman of Lante Corporation, a technology consulting firm. Besides several non-profit and civic organizations, Mr. Tebbe is a board member of SBI Group, Elexos Corp. and Selective Search. Mr. Tebbe is a former director of Octus Inc. and Accent Software International Ltd. Mr. Tebbe graduated with a B.S. in Computer Science from the University of Illinois at Urbana/Champaign.

Edward G. Sim has served as a director since August 1999. He currently serves as a member of our Audit Committee, Compensation Committee and Nominations and Governance Committee. Mr. Sim is a member and Managing Director of the Dawntreader Group and Dawntreader Funds, which he co-founded in 1998. From April 1996 to April 1998, Mr. Sim worked with Prospect Street Ventures, a New York-based venture capital firm, where he worked on software and technology investments like 24/7 Media (Nasdaq: TFSM). From June 1994 to April 1996, Mr. Sim worked with J.P. Morgan’s Structured Derivatives Group on the development of a real-time trading application for global asset allocation. Mr. Sim currently serves as a director of Deepnines Technologies, netForensics, Metapa, and Moreover Technologies. Mr. Sim served as a director of LivePerson (NasdaqSC: LPSN) from October 2000 to July 2001, Flashbase (acquired by DoubleClick, Nasdaq: DCLK) from June 1999 to June 2000, and Expertcity/GoToMyPC (acquired by Citrix, Nasdaq: CTXS) from August 1999 to March 2004. Mr. Sim graduated with an A.B. in Economics from Harvard College.

Yehuda Sternlicht has served as a director since June 2004. He currently serves as the Chairman of our Audit Committee. Since November 2003, Mr. Sternlicht has been self-employed as an independent financial consultant. From July 1992 until November 2003 he was employed by Savient Pharmaceuticals Inc. (Nasdaq: SVNT) as financial manager and in January 1993 was appointed Chief Financial Officer of SVNT. In June 1995 he was appointed Vice President-Finance and Chief Financial Officer of SVNT, and in December 2002 he was appointed Vice President-Chief Accounting Officer of SVNT. Mr. Sternlicht is qualified as a Certified Public Accountant in the State of Israel and has a BA degree in Accounting and Economy from The Hebrew University.

Jerry Colonna has served as a director since June 2004. From January 2002 until December 2002, Mr. Colonna was a partner with JP Morgan Partners, LLC, the private equity arm of JP Morgan Chase & Co. Since August 1996, Mr. Colonna has been a partner with Flatiron Partners, an investment company which he co-founded. Mr. Colonna is a member of the board of directors of a number of private companies including PlanetOut Inc., as well as a number of non-profit organizations including PENCIL—Public Education Needs Civic Involvement in Learning, NYPower NY and NYC2012. Mr. Colonna holds a B.A. in English Literature from Queens College at the City University of New York.

Michael Eisenberg has served as a director since June 2004. Mr. Eisenberg has been a partner in Israel Seed Partners since July 1997. From 1995 to 1997, he worked for Jerusalem Global, a leading Israeli technology investment bank, as Vice President of investment banking. From 1993 to 1995, he was Director of Israel Operations at Marttila & Kiley Inc., a U.S. consulting firm. Mr. Eisenberg currently serves as a director of Shopping.com Ltd., Finjan Software Inc. and Digital Fuel, Inc. Mr. Eisenberg holds a B.A. in Political Science from Yeshiva University.

Our Amended and Restated Certificate of Incorporation provides that the number of directors shall be not less than five or more than nine directors. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The following chart sets forth the term of office of each class of directors and which director are assigned to each class:

Class	Term	Members

Class I	Expires at our annual meeting in 2005	Mark A. Tebbe and Michael Eisenberg
Class II	Expires at our annual meeting in 2006	Edward G. Sim and Jerry Colonna
Class III	Expires at our annual meeting in 2007	Robert S. Rosenschein and Yehuda Sternlicht

Director Compensation

Non-employee directors receive an annual fee of $15,000, plus $500 for attendance at each full board meeting of our board of directors and reimbursement for reasonable travel expenses. In January 2004, our board authorized the grant of options to purchase 28,671 shares of common stock under our existing stock option plan to each of Mr. Tebbe and Mr. Sim. In June 2004, our board authorized the grant of options to purchase 28,700 shares of common stock under our existing stock option plan to each of Mr. Sternlicht, Mr. Colonna and Mr. Eisenberg. Additionally, the members of the board’s audit committee will be paid an additional annual fee of $5,000 plus reimbursement for reasonable travel expenses, and the Chairman of the audit committee will be paid an additional annual fee of $10,000 plus reimbursement for reasonable travel expenses.

Director Independence

The Nasdaq Stock Market requires that a majority of our board must be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. However, a company listing in connection with an initial public offering is not required to have a majority of independent directors until one year after listing and may phase in the members of its audit, compensation, and nominations committees with one independent member upon listing, a majority of independent members within 90 days of listing, and all independent members within one year of listing. Currently, we have a majority of independent directors on our board. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties. Any affiliated transactions must be approved by a majority of our independent and disinterested directors.

Committees of the Board

Audit Committee. In May 2004, we established an audit committee of the board of directors, which consists of Mr. Sternlicht, as Chairman, Mr. Tebbe and Mr. Sim, each of whom is an independent director under Nasdaq’s listing standards. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•	reviewing and discussing with management and the independent accountants our annual and quarterly financial statements;
•	directly appointing, compensating, retaining, and overseeing the work of the independent auditor;
•	approving, in advance, the provision by the independent auditor of all audit and permissible non-audit services;
•	establishing procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;
•	the right to engage and obtain assistance from outside legal and other advisors as the audit committee deems necessary to carry out its duties;
•	the right to receive appropriate funding from us to compensate the independent auditor and any outside advisors engaged by the committee and to pay the ordinary administrative expenses of the audit committee that are necessary or appropriate to carrying out its duties; and
•	unless assigned to a comparable committee or group of independent directors, they must review and approve all related party transactions.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The current Nasdaq listing standards define an “independent director” generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors believes that Mr. Sternlicht satisfies Nasdaq’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the Securities Exchange Commission, or SEC.

Compensation Committee. In May 2004, we established a compensation committee of the board of directors, which consists of Mr. Sim, Mr. Colonna and Mr. Eisenberg, each of whom is an independent director. The compensation committee reviews and approves our salary and benefits policies, including compensation of executive officers. The compensation committee also administers our stock option plan, and recommends and approves grants of stock options under that plan.

Nominations and Governance Committee. In May 2004, we established a nominations and governance committee of the board of directors, which consists of Mr. Tebbe, Mr. Sim and Mr. Colonna, each of whom is an independent director. The purpose of the nominations and governance committee is to select, or recommend for our entire board’s selection, the individuals to stand for election as directors at the annual meeting of stockholders and to oversee the selection and composition of committees of our board. The nominations and governance committee’s duties, which are specified in our Nominating/Corporate Governance Committee Charter, include, but are not limited to:

•	establishing criteria for the selection of new directors;

•	considering stockholder proposals of director nominations;
•	committee selection and composition;
•	considering the adequacy of our corporate governance;

•	overseeing and approving management continuity planning process; and
•	and reporting regularly to the board with respect to the committee’s duties.

Code of Ethics

In May 2004, we adopted a Code of Ethics and Business Conduct that applies to all of our executive officers, directors and employees. The Code of Ethics and Business Conduct codifies the business and ethical priciples that govern all aspects of our business.

Employment Agreements

Mr. Rosenschein is employed as our President and Chief Executive Officer pursuant to a five-year employment agreement that commenced on January 1, 2002 and was amended and restated as of January 8, 2004. The amended agreement provides for an annual base salary of $180,000 with 10% annual increases and an annual bonus to be determined at the discretion of our board of directors. If we terminate Mr. Rosenschein for any reason other than cause, we are required to pay him a lump sum of $150,000 regardless of how much time remains in the term of his employment agreement less the severance pay portion of his Manager’s Insurance Policy (the “Policy”). If the Policy is greater than $150,000, then Mr. Rosenschein will be entitled to the entire amount payable under the Policy. At the time Mr. Rosenschein’s employment agreement was amended and restated, 241,964 options were granted to Mr. Rosenschein under the 2003 Stock Option Plan. In the event of a change in control, we will accelerate the vesting of 50% of any options granted to Mr. Rosenschein that have not vested as of the effective date of the change of control. If, within 12 months after such change in control, Mr. Rosenschein is terminated without cause, any unvested options that were granted to Mr. Rosenschein will vest immediately upon the effective date of the termination. Mr. Rosenschein has agreed to refrain from competing with us for a period of two years following the termination of his employment.

Mr. Steinberg is employed as our Chief Financial Officer pursuant to an employment agreement that commenced on April 1, 2004. The agreement provides for a base annual salary of $111,924. We or Mr. Steinberg may terminate the employment agreement by providing three months written notice. If we terminate Mr. Steinberg without cause, we shall extend the period during which Mr. Steinberg may exercise his options granted after the date of his employment agreement by one year from the effective date of Mr. Steinberg’s termination. In the event of a change in control, we will accelerate the vesting of 50% of any options granted to Mr. Steinberg that have not vested as of the effective date of the change of control. If, within 12 months after such change in control, Mr. Steinberg is terminated without cause, Mr. Steinberg is entitled to four months written notice and any unvested options that were granted to Mr. Steinberg will vest immediately upon the effective date of the termination. Mr. Steinberg has agreed to refrain from competing with us for a period of twelve months following the termination of his employment.

Mr. Schneiderman is employed as our Chief Technical Officer pursuant to an employment agreement that commenced on April 1, 2004. The agreement provides for a base annual salary of $98,724. We or Mr. Schneiderman may terminate the employment agreement by providing three months written notice. If we terminate Mr. Schneiderman without cause, we shall extend the period during which Mr. Schneiderman may exercise his options granted after the date of his employment agreement by one year from the effective date of Mr. Schneiderman’s termination. In the event of a change in control, we will accelerate the vesting of 50% of any options granted to Mr. Schneiderman subsequent to his employment agreement that have not vested as of the effective date of the change of control. If, within 12 months after such change in control, Mr. Schneiderman is terminated without cause, Mr. Schneiderman is entitled to four months written notice and any unvested options that were granted to Mr. Schneiderman subsequent to the date of his employment agreement will vest immediately upon the effective date of the termination. Mr. Schneiderman has agreed to refrain from competing with us for a period of twelve months following the termination of his employment.

Executive Compensation

The table below summarizes the compensation earned for services rendered to us in all capacities for the fiscal year ended December 31, 2003 by our Chief Executive Officer and any other officer whose 2003 compensation exceeded $100,000. No other individuals employed by us received a salary and bonus in excess of $100,000 during 2003.

		Annual		Long-term
		Compensation		Compensation

				Awards	Payouts

				Securities		All Other
				Underlying	LTIP	Salaried
Name and Principal	Fiscal	Salary	Bonus	Options/	Payouts	Compensation(1)
Position	Year	($)	($)	SARs (#)	($)	($)

Robert Rosenschein	2003	149,103	—	—	—	94,523 (2)
Chief Executive Officer,	2002	154,044	—	—	—	36,749
President and Chairman	2001	157,961	—	—	—	31,912
of the Board

Steven Steinberg	2003	72,875	—	—	—	26,450
Chief Financial Officer	2002	5,555	—	—	—	2,073

Jeff Schneiderman	2003	91,058	—	—	—	29,759
Chief Technical Officer	2002	111,696	—	—	—	32,162
	2001	132,601	—	—	—	34,170

(1)	Includes payments made for social security, pension and disability insurance premiums, payments made in lieu of statutory severance and payments to continuing education plans.
(2)	Includes $60,875 of deferred compensation recorded, but not paid.

Our named officers routinely receive other benefits from us that are customary to similarly situated companies. We have concluded, after reasonable inquiry, that the aggregate amount of these benefits in each of the years indicated did not exceed the lesser of $50,000 or 10% of the compensation of any named officer.

Stock Options

We provide for direct grants or sales of common stock, and common stock options to employees and non-employees through stock option plans. Stock options are granted at an exercise price as determined by the board at the time the option is granted. The exercise price of an employee incentive stock option shall not be less than 100% of the fair market value of a share on the date of grant. The exercise price of a nonstatutory stock option shall not be less than 85% of the fair market value of a share on the date of grant. Our stock options generally vest over four years with 25% vesting after the first year and the remaining 75% vesting in equal monthly amounts over the following thirty-six month period. Each option has a term of ten years.

A summary of the status of our various Stock Option Plans and of other options is as follows:

	Options	Options
	available for grant	outstanding

1999 Stock Option Plan (1)	—	60,716
2000 Stock Option Plan (2)	—	91,715
2003 Stock Option Plan (3)	—	546,718
2004 Stock Option Plan (4)	760,900	105,100
Other Stock Options (5)	—	35,651

	760,900	839,900

(1)	Adopted in 1999 and cancelled June 2000.
(2)	Adopted in June 2000 and cancelled August 2003.
(3)	Adopted in August 2003 and cancelled January 2004.
(4)	Adopted in January 2004.
(5)	Issued to certain consultants in 1999.

OPTIONS GRANTED IN FISCAL YEAR 2003

The following table sets forth the number of stock options granted to the named executive officers in fiscal year 2003. We granted a total of 244,367 options during the fiscal year ended December 31, 2003.

	Number of		% of Total
	Shares		Options
	Underlying	Date of	Granted to
	Options	Option	Employees in	Exercise	Expiration
Name	Granted	Grant	Fiscal Year	Price	Date

Jeff Schneiderman	32,581	3/20/2003	13.3%	$.69	3/20/2013
Steven Steinberg	21,721	10/22/2003	24.0%	$2.76	10/22/2013
	26,065	3/20/2003		$0.69	3/20/2013
	10,861	1/14/2003		$11.51	1/14/2013

2003 FISCAL YEAR END OPTION VALUES

The following table sets forth the value of unexercised “in-the-money” options held that represents the positive difference between the exercise price and the estimated market price of $4.60 at December 31, 2003. No named executive officer exercised any options during 2003.

	Number of Unexercised Options	Value of Unexercised in-the-money
Name	at Fiscal Year End	Option Fiscal Year end

Jeff Schneiderman	62,124	$167,058
Steven Steinberg	58,647	$142,072

Equity Compensation Plan Information

The following table sets forth certain information at December 31, 2003 with respect to our equity compensation plans that provide for the issuance of options, warrants or rights to purchase our securities.

Number of securities
remaining available
	Number of		for future issuance
	Securities to be	Weighted-average	under equity
	issued upon	exercise price of	compensation plans
	exercise of	outstanding	(excluding securities
	outstanding options,	options, warrants	reflected in column
	warrants and rights	and rights	(a))
	(a)	(b)	(c)

Equity compensation plans
approved by security holders	427,236	$4.37	85,385
Equity compensation plans not
approved by security holders	0	$0.00	0

Total	427,236	$4.37	85,385

PRINCIPAL STOCKHOLDERS

The table and accompanying footnotes set forth certain information as of July 15, 2004 with respect to the ownership of our common stock by:

•	each person or group who beneficially owns more than 5% of our common stock;
•	each of our directors;
•	our chief executive officer and other executive officers whose total compensation exceeded $100,000 during the year ended December 31, 2003; and
•	all of our directors and officers as a group.

A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the exercise of options and warrants or the conversion of convertible securities. Accordingly, common stock issuable upon exercise of options and warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus, and common stock issuable upon conversion of the bridge notes have been included in the table with respect to the beneficial ownership of the person or entity owning the options, warrants and bridge notes, but not with respect to any other persons or entities.

Applicable percentage of ownership for each holder is based on 1,727,373 shares of common stock outstanding on July 15, 2004 and 4,594,040 shares of common stock outstanding after the offering, plus any presently exercisable stock options and warrants held by each such holder, and options, warrants and bridge notes held by each such holder that will become exercisable or convertible within 60 days after the date of this prospectus.

		Percentage of Common Stock
	Shares
	Beneficially	Prior to	After the
Name and Address of Beneficial Owner (1)	Owned	the Offering	Offering

Robert S. Rosenschein	321,460(2)	18.6%	7.0%
Steven Steinberg	22,626(3)	1.3%	0.5%
Jeff Schneiderman	56,739(4)	3.2%	1.2%
Mark A. Tebbe	25,337(5)	1.5%	0.6%
Edward G. Sim	121,310(6)	7.0%	2.0%
Yehuda Sternlicht	—(7)	—	—
Jerry Colonna	32,969(8)	1.9%	0.7%
Michael Eisenberg	233,266(9)	13.0%	5.0%
All directors and executive officers	813,707(10)	46.5%	17.7%
as a group (8 individuals)
Morton Meyerson	243,382(11)	13.4%	5.2%
3401 Armstrong Avenue
Dallas, TX 75205-3949
Dawntreader Fund I L.P.	121,310(6)	7.0%	2.6%
520 Madison Avenue, 9th Floor
New York, NY 10022
Israel Seed III L.P.	233,266(12)	13.0%	5.0%
2 Beitar Street
Jerusalem 93386 Israel
Highland Capital Partners	376,486(13)	21.8%	8.2%
92 Hayden Avenue
Lexington, Massachusetts 02421

(1)	Unless otherwise indicated, the business address of each of the following is GuruNet Corporation, Jerusalem Technology Park, Building 98, Jerusalem 91481 Israel.

(2)	Excludes 241,964 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of the date of this prospectus.

(3)	Includes 22,626 shares of common stock issuable upon exercise of options that are currently exercisable or are exercisable within 60 days of the date of this prospectus. Excludes 36,021 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of the date of this prospectus.
(4)	Includes 56,739 shares of common stock issuable upon exercise of options that are currently exercisable or are exercisable within 60 days of the date of this prospectus. Excludes 5,385 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of the date of this prospectus.

(5)	Includes 3,617 shares of common stock issuable upon exercise of currently exercisable options. Excludes 28,671 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of the date of this prospectus.

(6)	Represents 121,310 shares of common stock owned by Dawntreader Fund I L.P., and beneficially owned by Mr. Sim. Mr. Sim in his capacity as Managing Director of the Dawntreader Group and Dawntreader Funds has voting power over the shares owned by Dawntreader Fund I L.P. Excludes 28,671 shares of common stock issuable upon exercise of options that are not exercisable within 60 days from the date of this prospectus.
(7)	Excludes 28,700 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of the date of this prospectus.
(8)	Represents an aggregate of 32,969 shares of common stock owned by Flatiron Associates, LLC and Flatiron Partners 2000, LLC, and beneficially owned by Mr. Colonna as Managing Director of Flatiron Associates and Flatiron Partners 2000. Excludes 28,700 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of the date of this prospectus.
(9)	Includes (i) 60,000 shares of common stock issuable to Israel Seed III Annex Fund and 6,667 shares of common stock issuable to Seed Management Associates, Ltd. upon conversion of 100% of their bridge notes on the consummation of this offering and (ii) 157,227 shares owned by Israel Seed III L.P. and 9,372 shares owned by Israel Seed III (Israel) L.P. Mr. Eisenberg in his capacity as principal in the investment advisor to Israel Seed III L.P. and Israel Seed III (Israel) L.P. has voting power over the shares. Mr. Eisenberg disclaims beneficial ownership of any shares held by the Israel Seed Entities (as defined in Note 12), except to the extent of his respective pecuniary interests. Excludes 28,700 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of the date of this prospectus.
(10)	Includes (i) an aggregate of 82,982 shares of common stock that Messrs. Steinberg, Schneiderman and Tebbe have the right to acquire upon the exercise of options that are currently exercisable or are exercisable within 60 days of the date of this prospectus, and (ii) 66,667 shares of common stock issuable upon the conversion of bridge notes held by entities associated with Mr. Eisenberg.
(11)	Includes 95,066 shares of common stock issuable to Morton Meyerson upon conversion of 100% of his bridge notes on the consummation of this offering.
(12)	Israel Seed III, L.P., Israel Seed III (Israel), L.P., Israel Seed Annex Fund, LP, and Seed Management Associates Ltd. (collectively the “Israel Seed Entities”) are organized as “blind pool” partnerships in which the limited partners have no discretion over investment or sale decisions, are not able to withdraw from the Israel Seed Entity in which they are limited partners except under exceptional circumstances, and generally participate ratably in each investment made by such Israel Seed Entity. The sole general partner of Israel Seed III, L.P. is Israel Venture Partners Ltd. (“IVP”) and the sole general partner of Israel Seed III (Israel), L.P. is Seed Management Associates Ltd. (“SMA”, and, together with IVP, the “GPs”). The GPs have sole investment control with respect to the Israel Seed Entities. The sole principals of the investment advisors to the GPs are Jonathan Medved, Neil Cohen and Michael Eisenberg and, as such, they may be deemed to share voting control over the shares of our securities held by the Israel Seed Entities. No other persons have investment control over the GPs or the Israel Seed Entities. The GPs and Jonathan Medved, Neil Cohen and Michael Eisenberg disclaim beneficial ownership of any shares held by the Israel Seed Entities except to the extent of their respective pecuniary interests.
(13)	Consists of (i) 265,798 shares owned by Highland Capital Partner V Limited Partnership (“HCP V”), (ii) 68,521 shares owned by Highland Capital Partner V-B Limited Partnership (“HCP V-B”) and (iii) 42,167 shares owned by Highland Entrepreneurs’ Fund V Limited Partnership (“HEF V”). Highland Capital Partners is the general partner of HCP V, HCP V-B and HEF V with investment and voting power.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In March 2004, Mark Tebbe, one of the members of our board of directors and as agent on our behalf, purchased the Internet domain name, “www.Answers.com,” from an unrelated third party for $80,200. Immediately following such purchase, Mr. Tebbe transferred the Internet domain name to us and was reimbursed $80,200. The terms of transaction were as favorable to us as those generally available from unaffiliated third parties. However, at the time this transaction was entered into, we lacked sufficient disinterested independent directors to ratify the transaction.

Other than the aforementioned, there have been no transactions during the last two years, or proposed transactions, to which we were or will be a party, in which any director, executive officer, beneficial owner of more than 5% of our common stock or any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of these persons, had or is to have a direct or indirect material interest.

Any future transactions with officers, directors or 5% stockholders will be on terms no less favorable to us than could be obtained from independent parties. Any affiliated transactions must be approved by a majority of our independent and disinterested directors who have access to our counsel or independent legal counsel at our expense.

DESCRIPTION OF SECURITIES

Our certificate of incorporation authorizes us to issue 30,000,000 shares of common stock, par value $.001, and 1,000,000 shares of preferred stock, par value $.01. As of the date of this prospectus, 1,727,373 shares of common stock are outstanding, held by 72 record holders. No shares of preferred stock are currently outstanding.

Common stock

Each share of common stock has one vote. Except as otherwise provided by law or by the resolution or resolutions adopted by our board of directors designating the rights, powers and preferences of any series of preferred stock, the common stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of preferred stock shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding common stock, without a vote of the holders of the preferred stock, or of any series, unless a vote of any such holders is required pursuant to any preferred stock designation. The holders of our common stock do not have preemptive rights. The holders of our common stock are entitled to any dividends as may be declared by our board of directors out of legally available funds. Our board of directors does not intend to declare any cash or other dividends in the foreseeable future, but intends instead to retain earnings, if any, for use in our business operations.

Provisions of our charter and bylaws make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For example, our board of directors is divided into three classes, with one class being elected each year by our stockholders, which generally makes it more difficult for stockholders to replace a majority of directors and obtain control of our board. In addition, stockholder meetings may be called only by our board of directors, the chairman of the board and the president, advanced notice is required prior to stockholder proposals, and stockholders may not act by written consent. Further, we have authorized preferred stock that is undesignated, making it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of GuruNet. Delaware law also could make it more difficult for a third party to acquire us. Specifically, Section 203 of the Delaware General Corporation Law may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Preferred stock

In January 2004, all of our outstanding shares of preferred stock were converted into 1,372,048 shares of common stock. Our certificate of incorporation authorizes the issuance of blank check preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. No shares of preferred stock are being issued or registered in this offering. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. We may issue some or all of the preferred stock to effect a business combination. However, such issuance must be approved by a majority of our independent and disinterested directors who have access, at out expense, to our legal counsel or independent legal counsel. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Other Outstanding Securities

Bridge Notes

In January and February 2004, we completed our bridge financing, consisting of $5.0 million aggregate principal amount of bridge notes bearing interest at an annual rate of 8%. The aggregate principal amount of the bridge notes includes $200,000 previously advanced to us by investors that was converted into bridge notes in connection with the bridge financing. The bridge notes are due on the earlier of January or February 2005 and the consummation of this offering. Interest from the date of issuance through June 30, 2004 was paid in cash on July 1, 2004. Interest is payable in cash to the noteholders each month thereafter until the consummation of this offering.

If this initial public offering is not consummated by (i) July 28, 2004, with respect to the bridge notes issued on January 30, 2004, or (ii) August 13, 2004, with respect to the bridge notes issued on February 17, 2004, we will be obligated to pay each purchaser a cash amount equal to 1% of the aggregate purchase price paid by such purchaser for the first month and 1.5% for each month thereafter on every monthly anniversary thereof until the applicable securities underlying the bridge securities are registered. If we fail to make such payments in a timely manner, such payments shall bear interest at the rate of 1.5% per month until paid in full.

Up to $2.5 million principal amount of the bridge notes will be repaid in cash from the proceeds of this offering and a minimum of $2.5 million (and up to the entire $5.0 million at the election of each holder of the bridge notes) of the principal amount of the bridge notes will be converted into shares of common stock at a conversion price of $3.75. The bridge notes are secured by substantially all of our assets, other than the stock of our subsidiary, which will be pledged upon receipt of all third party consents required for such pledge.

Bridge Warrants

In connection with the issuance of the bridge notes, we issued bridge warrants to purchase an aggregate of 1,700,013 shares of common stock exercisable at $7.20 per share. The bridge warrants are exercisable beginning one year from the date of this prospectus for seven years from their respective dates of issuance. In July 2004, our board of directors authorized the issuance of an aggregate of 750,000 additional warrants to the bridge noteholders. Each noteholder is to receive a pro rata share of these additional warrants (approximately 0.44 warrant for each bridge warrant held). These additional warrants will contain terms identical to the bridge warrants except that (1) if we do not consummate an initial public offering by December 31, 2004, the additional warrants will expire, (2) if we consummate an initial public offering by December 31, 2004 that includes the issuance of public warrants, the additional warrants will expire and (3) the additional warrants expire seven years from the date that the holder of the bridge warrants received their original warrant.

In addition, Vertical Ventures, LLC, the lead purchaser in the bridge financing received a warrant to purchase 265,837 shares of common stock at an exercise price of $3.75 per share. This warrant is identical to the bridge warrants except for the exercise price.

We received net proceeds of approximately $4,325,000 from the bridge financing, all of which was used for general corporate purposes.

Comerica Warrant

A warrant was issued to Comerica Bank - California (“Comerica”) in connection with a Loan and Security Agreement dated as of April 1, 2002. The warrant entitles Comerica to purchase 2,172 shares of our common stock at a price of $34.53 per share. The Comerica Warrant will expire in April 1, 2009, at which time, if the Comerica has not been exercised, it shall be deemed to have been automatically exercised on the expiration date by “cashless” conversion.

SHARES ELIGIBLE FOR FUTURE SALE

As of the date of this prospectus, 1,727,373 shares of common stock are outstanding, held by 72 record holders. No shares of preferred stock are currently outstanding. After this offering, we will have 4,594,040 shares of common stock outstanding, or 4,924,040 shares if the underwriters’ over-allotment option is exercised in full. Of these shares, the 2,200,000 shares sold in this offering, and 330,000 shares of the over-allotment option if exercised, will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by holders subject to lock-up agreements or by any of our affiliates within the meaning of Rule 144 under the Securities Act, which generally includes officers, directors or 10% stockholders. Of the 4,594,040 shares of our common stock to be outstanding on the closing date of the offering, 2,129,157 shares will be restricted as a result of securities laws and lock-up agreements that holders have signed that restrict their ability to transfer our stock for either 12 or 18 months after the date of this prospectus. All of the remaining 264,883 shares are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. Those shares are currently eligible for sale under Rule 144.

In connection with our bridge financing, our officers, directors and stockholders owning 1% or more of our outstanding shares of common stock entered into lock-up agreements under which the stockholders have agreed not to sell or otherwise dispose of their shares of common stock for 18 months with respect to our officers and directors and 12 months with respect to our stockholders owning 1% or more of our outstanding shares of common stock. The shares subject to the 12 month lock-up agreements with respect to our stockholders owning 1% or more, will be available for sale after the 180th day after the date of this prospectus or afterwards and will be sold at prices of no less than $9.00 per share. In addition, holders of bridge notes and bridge warrants entered into lock-up agreements under which they have agreed not to sell or otherwise dispose of their shares of common stock underlying their notes and warrants without the consent of the underwriter except as follows: sales of the shares underlying the bridge notes and bridge warrants made following the date of this prospectus through 180 days after the date of this prospectus may be made at per share prices of no less than $7.50; sales of the shares underlying the bridge notes and bridge warrants made following the 180th day after the date of this prospectus through the first anniversary of the date of this prospectus may be made at per share prices of no less than $5.00.

In addition, we cannot assure you that the underwriters will not remove these lock-up restrictions prior to 180 days following the offering without prior notice.

Rule 144

In general, under Rule 144 as currently in effect, a person who has owned restricted shares of common stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of the then average weekly trading volume or 1% of the total number of outstanding shares of the same class. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been one of our affiliates for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell the shares under Rule 144 without regard to any of the limitations described above.

Securities issued in reliance on Rule 701 are also restricted and may be sold by stockholders other than affiliates of ours subject only to manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its on-year holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at the time of or at any time during the three months preceding a sale, and who has beneficially owned the restricted shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell their shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Nasdaq SmallCap Market and Boston Stock Exchange Listing

There is presently no public market for our common stock. We anticipate that our common stock will be quoted on the NASDAQ SmallCap Market under the proposed symbol GURU, and on the Boston Stock Exchange under the proposed symbol GRU, on or promptly after the date of this prospectus.

Our Transfer Agent

The transfer agent for our securities is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, each of Maxim Group LLC and EarlyBirdCapital, Inc., our underwriters in the offering, have agreed to purchase from us an equal number of shares of common stock being offered, and will purchase the common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

The underwriting agreement will provide that the underwriters are committed to purchase all shares offered in this offering, other than those covered by the over-allotment option described below, if the underwriters purchase any of these securities. In the underwriting agreement, the underwriters’ obligations are subject to approval of certain legal matters by their counsel, including, without limitation, the authorization and the validity of the shares, and to various other customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions of our counsel.

The underwriters have advised us that they propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers that are members of the National Association of Securities Dealers, Inc., at such price less a concession not in excess of $___ per share. Our underwriters may allow, and the selected dealers may reallow, a concession not in excess of $___ per share to certain brokers and dealers. After the offering, the offering price and concessions and discounts to brokers and dealers and other selling terms may from time to time be changed by the underwriters.

We have granted the underwriters an option, exercisable for 45 days after the date of this prospectus, to purchase up to 330,000 additional shares solely to cover over-allotments, if any, at the same price as the initial shares offered. If the underwriters fully exercise the over-allotment option, the total public offering price, underwriting discounts and proceeds to us will be $12,650,000, $1,138,500 and $11,511,500, respectively. The expenses of this offering, not including underwriting discounts and commissions, are estimated to be approximately $900,000, which includes legal, accounting and printing costs and various other fees associated with registration and listing of our securities.

We have agreed to pay the underwriters a non-accountable expense allowance of 3% of the aggregate public offering price of the shares offered, not including shares sold upon exercise of the over-allotment option. We have paid the underwriters $75,000 as an advance against this non-accountable expenses allowance. We have also agreed to pay all expenses in connection with qualifying the shares for sale under the laws of various states designated by the underwriter.

We will sell to the underwriters on completion of the offering, for a total purchase price of $100.00, an option entitling the underwriters or its assigns to purchase 220,000 shares of our common stock. The underwriters’ purchase option will be exercisable commencing one year from the date from the date of this prospectus and will expire five years from the date of this prospectus. The underwriters’ purchase option will contain certain anti-dilution provisions and provide for the cashless exercise of the underwriters’ purchase option utilizing our securities. The exercise price of the underwriters’ purchase option to purchase the shares of common stock is 125% of the public offering price or $6.25 per share of common stock.

We will set aside and at all times have available a sufficient number of shares of common stock to be issued upon exercise of the underwriters’ purchase option. The underwriters’ purchase option and underlying common stock will be restricted from sale, transfer, assignment or hypothecation for a period of one year after the date of this prospectus, except to officers of the underwriters, selling group members and their officers or partners. Thereafter the underwriters’ purchase option and underlying common stock will be transferable provided such transfer is in accordance with the provisions of the Securities act. Subject to certain limitations and exclusions, we have agreed, at the request of the underwriters, to register for sale the common stock issuable upon exercise of the underwriters’ purchase option.

In connection with this offering, our underwriters may engage in stabilizing transactions, over-allotment transactions, covering transaction and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.
•	Covering transactions involve the purchase of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.
•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the common stock originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq SmallCap Market or the Boston Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Our officers and directors have agreed with the underwriters not to sell the shares of our common stock which they own for a period of 18 months from the closing of this offering without the prior written consent of the underwriters. Our stockholders owning 1% or more of our outstanding shares of common stock and holders of bridge notes and bridge warrants each have agreed with the underwriters not to sell the shares of our common stock which they own or are underlying their bridge notes and warrants for a period of 12 months from the closing of this offering without the prior written consent of the underwriters or under certain conditions enumerated under “Shares Eligible for Future Sale.”

For a period of three years after the date of this prospectus, we have agreed to engage a designee of the underwriters as an advisor to our board of directors where the advisor shall attend meetings of the board, receive all notices and other correspondence and communications sent by us to members of our board of directors and receive compensation equal to the highest compensation of other non-officer directors. In addition, the advisor will be reimbursed for expenses incurred in attending any meeting. In lieu of the underwriters’ right to designate an advisor to our board, the underwriters shall have the right during the three-year period after the date of this prospectus, in its sole discretion, to designate one person for election as a director to our board of directors, which we have agreed to use our best efforts to obtain the election of the underwriters’ nominee, who shall be entitled to receive the same compensation, expenses reimbursements and other benefits as any other non-employee director.

EarlyBirdCapital, Inc., one of our underwriters in this offering, acted as a finder in connection with the bridge financing and received commissions and a non-accountable expense allowance in the aggregate amount of $424,664.

Prior to this offering, there was no public market for our securities. The initial public offering price of our common stock was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price of our common stock included:

•	the information in this prospectus and otherwise available to the underwriters;
•	the history and the prospects for the industry in which we will compete;
•	the ability of our management;

•	the prospects for our future earnings;
•	the present state of our development and our current financial condition;
•	the general condition of the economy and the securities markets at the time of this offering; and
•	the recent market prices of, and the demand for, publicly traded securities of generally comparable companies.

We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

Maxim Group LLC has served as the sole or managing underwriter of only two firm commitment public offerings and participated in other underwritten public offerings as a member of the underwriting syndicate. Since Maxim Group LLC has limited experience in underwriting firm commitment public offerings, their lack of experience may adversely affect the public offering of our common stock and the subsequent development, if any, of a trading market for our common stock.

The underwriters have informed us that they do not expect to confirm sales of shares of common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Indemnification of the Underwriters

We have agreed to indemnify and hold harmless the underwriters, their respective directors, officers, agents and employees and each person, if any, who controls the underwriter against any and all loss, liability, claim, damage and expense whatsoever (including but not limited to any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened, whether arising out of any action between any of the underwriters and us or between an underwriter and any third-party or otherwise) to which they or any of them may become subject under the Securities Act, the Exchange Act or any other statute or at common law or otherwise or under the laws of foreign countries, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in (i) any preliminary prospectus, the registration statement or the prospectus (as from time to time each may be amended and supplemented) or (ii) in any post-effective amendment or amendments or any new registration statement and prospectus in which is included securities of us issued or issuable upon exercise of the underwriters’ purchase option. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act, and its therefore, unenforceable.

CONDITIONS IN ISRAEL

General

Our operating subsidiary is incorporated under the laws of the State of Israel, and the our research and development, manufacturing and executive facilities are located in Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel. Our operations could be materially adversely affected if major hostilities involving Israel occur or if trade between Israel and its present trading partners is curtailed or interrupted.

Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Additionally, Israel is currently experiencing intense violence and terrorism and from time to time in the past, Israel has experienced civil unrest, primarily in the West Bank and in the Gaza Strip administered by Israel since 1967. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed, pursuant to which certain territories in the West Bank and Gaza Strip were handed over to the Palestinian administration, known as the Palestinian Authority. The implementation of these agreements with the Palestinian representatives has been subject to difficulties and delays and a resolution of the differences between the parties remains uncertain. Recently, the political conflict with the Palestinians has worsened, which has resulted in terror attacks against Israeli targets and citizens both in Israel and in the areas administered by the Palestinian Authority. Since October 2000, there has been a significant increase in violence primarily in the West Bank and Gaza Strip, as well as in Israel itself, which intensified during 2001 and 2002. Negotiations between the parties have almost entirely ceased.

As of the date of this prospectus, Israel has not entered into any peace agreement with Syria or Lebanon.

We cannot predict whether any other agreements will be entered into between Israel and its neighboring countries, whether a final resolution of the area’s problems will be achieved, the nature of any resolution of this kind, or whether the current violence will continue and the extent to which this violence will have an adverse impact on Israel’s economic development, on our operations in the future or what other effects it may have upon us.

Despite the progress towards peace between Israel and its Arab neighbors, there are certain countries, companies and organizations that continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Although we are restricted from marketing our products in these countries, we do not believe that the boycott has had a material adverse effect on our business. However, a prolonged continuation of the increased hostilities in the region could lead to increased boycotts and further restrictive laws, policies or practices directed towards Israel or Israeli businesses, and these could have a material adverse impact on our business.

Our key employees and executive officers all reside in Israel. Many of our executive officers and employees in Israel are obligated, currently until age 45, and at the end of 2004 generally up to age 40, to perform up to 36 days of annual military reserve duty. The term of their reserve service depends on their rank and position. Further, these individuals are subject to being called for active duty under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our directors, officers or key employees due to military service. Any such disruption could adversely affect our business, results and financial condition.

The September 11, 2001, terror attacks on the U.S. and the military response by the U.S. and its international allies in Afghanistan, have created uncertainty regarding the state of the U.S. and world economy. In addition, the U.S. military operation against Iraq increased interest in fighting terrorist activities in the Middle East and around the world, and the effects of the military operation against Iraq on the State of Israel could directly affect our business.

Economic Conditions

Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has intervened in various sectors of the economy, employing fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The Israeli government has periodically changed its policies in all of these areas.

Trade Agreements

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United Nations, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs. Israel and the European Economic Community, known now as the European Union, concluded a free trade agreement in July 1975, which confers various advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinition of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In 1985, Israel and the United States entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, Israel and the European Free Trade Association entered into an agreement establishing a free-trade zone between Israel and the European Free Trade Association. In recent years, Israel has established commercial and trade relations with a number of the other nations, including Russia, China, Turkey, India and other nations in Eastern Europe and Asia.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Our certificate of incorporation provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL MATTERS

The validity of the securities offered in this prospectus are being passed upon for us by our counsel, Greenberg Traurig, LLP, New York, New York. Greenberg Traurig, LLP will be relying on special Israeli counsel with respect to certain matters of Israeli law. As of the date of this prospectus, a shareholder of Greenberg Traurig, LLP holds a bridge note in the principal amount of $50,000 and a bridge warrant to purchase 24,020 shares of our common stock. The shareholder has agreed to convert the bridge note into shares of our common stock upon the consummation of this offering. Graubard Miller, New York, New York is acting as counsel for the underwriters in this offering.

EXPERTS

The consolidated financial statements of GuruNet Corporation as of December 31, 2003 and 2002 and for the years then ended have been included herein and in the registration statement in reliance upon the reports of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in auditing and accounting.

The audit report covering December 31, 2003 and 2002 consolidated financial statements contains an explanatory paragraph that states that our recurring losses from operations, negative cash flows from operations and a net capital deficiency raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission, or SEC, for the securities we are offering by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to that registration statement. A copy of the registration statement may be inspected by anyone without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov.

Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, will file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the addresses set forth above.

You should rely only on the information provided in this prospectus, any prospectus supplement or as part of the registration statement filed on Form SB-2 of which this prospective is a part, as such registration statement is amended and in effect with the Securities and Exchange Commission. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Report of Independent Registered Public Accounting Firm to
The Stockholders of GuruNet Corporation
(formerly Atomica Corporation) (A Development Stage Enterprise):

We have audited the accompanying consolidated balance sheets of GuruNet Corporation, formerly Atomica Corporation (a Development Stage Enterprise), and Subsidiary (collectively referred to as “the Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for the years then ended, and the period from December 22, 1998 (inception) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of their operations, changes in stockholders’ equity (deficit) and comprehensive income (loss), and their cash flows for the years then ended and for the period from December 22, 1998 (inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, negative cash flows from operations, and has a net capital deficiency, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

Jerusalem, Israel
May 11, 2004, except for Note 12 as to which date is July 13, 2004

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Balance Sheets

	December 31	December 31
	2003	2002

	$	$

ASSETS
Current assets:
Cash and cash equivalents (Note 3)	123,752	1,438,180
Receivables (Note 2 e)	11,934	382,922
Prepaid expenses	20,481	22,150
Deferred charges (Note 4)	155,116	—

Total current assets	311,283	1,843,252
Long-term deposits (restricted) (Note 5)	165,449	177,990
Deposits in respect of employee severance obligations (Note 7)	339,651	231,780
Property and equipment, net (Note 6)	206,408	425,980
Deferred tax asset, long-term (Note 9)	20,501	—

Total assets	1,043,292	2,679,002

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	215,684	35,271
Accrued expenses	326,186	358,771
Accrued compensation	293,113	231,679
Advances on account of shares and stock warrants (Note 8 g)	200,000	—
Deferred revenues, short-term (Note 2 g)	29,234	12,000

Total current liabilities	1,064,217	637,721

Long-term liabilities:
Liability in respect of employee severance obligations (Note 7)	431,025	329,645
Deferred tax liability, long-term (Note 9)	55,092	—
Deferred revenues, long-term (Note 2 g)	537,404	—

Total long-term liabilities	1,023,521	329,645

Commitments and contingencies (Note 10)
STOCKHOLDERS' EQUITY (deficit) (Note 8):
Convertible preferred stock:
Series A; $0.01 par value; 130,325 shares authorized, issued, and outstanding as
of December 31, 2003 and 2002; aggregate liquidation preference of $300,000	1,303	1,303
Series B; $0.01 par value; 217,203 shares authorized; 181,112 shares issued and outstanding as of December 31, 2003 and 2002; aggregate liquidation
preference of $1,350,000	1,811	1,811
Series C; $0.01 par value; 260,643 shares authorized; 238,119 shares issued and outstanding as of December 31, 2003 and 2002; aggregate liquidation
preference of $2,750,000	2,381	2,381
Series D; $0.01 par value; 824,646 shares authorized as voting stock and 21,721 shares authorized as non-voting stock; 807,468 shares of voting stock and
15,024 shares of non-voting stock issued and outstanding as of December 31,
2003 and 2002; aggregate liquidation preference of $28,400,000	8,225	8,225
Common stock; $0.001 par value; 2,856,937 shares authorized as of December 31,
2003 and 2002; 355,325 and 353,876 shares issued and outstanding as of
December 31, 2003 and 2002, respectively	355	354
Additional paid-in capital	33,100,368	32,958,424
Deferred compensation	(125,873)	—
Accumulated other comprehensive loss	(27,418)	(64,047)
Deficit accumulated during development stage	(34,005,598)	(31,196,815)

Total stockholders' equity (deficit)	(1,044,446)	1,711,636

Total liabilities and stockholders' equity (deficit)	1,043,292	2,679,002

See accompanying notes to the consolidated financial statements.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Statements of Operations

			Cumulative from
			December 22, 1998
	Years ended December 31		(inception)
			through
	2003	2002	December 31, 2003

	$	$	$

Revenue	28,725	1,113,381	1,228,514
Cost of revenue	723,349	1,584,200	2,904,713

Gross margin	(694,624)	(470,819)	(1,676,199)

Operating expenses:
Research and development	910,114	2,659,966	17,545,589
Sales and marketing	478,942	2,428,939	8,648,587
General and administrative	678,645	940,841	6,389,721
Loss in connection with shut-down of operations	—	1,048,446	1,048,446

Total operating expenses	2,067,701	7,078,192	33,632,343

Operating loss	(2,762,325)	(7,549,011)	(35,308,542)
Interest income, net	719	9,701	1,807,718
Other (expense), net	(12,586)	(10,401)	(470,183)
Loss before income taxes	(2,774,192)	(7,549,711)	(33,971,007)
Income taxes (Note 9)	(34,591)	—	(34,591)

Net loss	(2,808,783)	(7,549,711)	(34,005,598)

Basic and diluted net loss per common share	(7.93)	(21.33)	(82.38)
Weighted average shares used in computing basic and
diluted net loss per common share	354,112	353,871	412,797

Pro-forma net loss per common share *	(1.63)

Weighted average shares used in computing pro-forma
net loss per common share *	1,726,160

* Reflects conversion of preferred stock into common stock as described in Note 12 (c).

See accompanying notes to the consolidated financial statements.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Statement of Changes in Stockholders’ Equity (Deficit) and Comprehensive Income (Loss)

									Deficit
								Accumulated	accumulated	Total
					Additional		Stockholders'	other	during	stockholders'
					paid-in	Deferred	notes	comprehensive	development	equity	Comprehensive
	Convertible preferred stock		Common stock		capital	compensation	receivable	loss	stage	(deficit)	income (loss)

	Shares	Amount	Shares	Amount	$	$	$	$	$	$	$

Balance as of January 1, 2002	1,372,048	$ 13,720	353,876	$ 354	33,021,908	(96,732)	—	(41,549)	(23,647,104)	9,250,597	(23,688,653)
Issuance of warrants in connection
with obtaining a line of credit	—	—	—	—	63,401	—	—	—	—	63,401
Revaluation of options issued to
non-employees for services rendered	—	—	—	—	(126,885)	84,096	—	—	—	(42,789)
Amortization of deferred compensation	—	—	—	—	—	12,636	—	—	—	12,636
Loss on foreign currency translation	—	—	—	—	—	—	—	(22,498)	—	(22,498)	(22,498)
Net loss for year	—	—	—	—	—	—	—	—	(7,549,711)	(7,549,711)	(7,549,711)

Balance as of December 31, 2002	1,372,048	13,720	353,876	354	32,958,424	—	—	(64,047)	(31,196,815)	1,711,636	(31,260,862)
Issuance of stock options to a non-
employee for services rendered	—	—	—	—	1,225	(1,225)	—	—	—	—
Issuance of stock options to employees	—	—	—	—	139,720	(139,720)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	15,072	—	—	—	15,072
Exercise of common stock options	—	—	1,449	1	999	—	—	—	—	1,000
Loss on foreign currency translation	—	—	—	—	—	—	—	36,629	—	36,629	36,629
Net loss for year	—	—	—	—	—	—	—	—	(2,808,783)	(2,808,783)	(2,808,783)

Balance as of December 31, 2003	1,372,048	$ 13,720	355,325	$ 355	33,100,368	(128735,)	—	(27,418)	(34,005,598)	(1,044,446)	(34,033,016)

See accompanying notes to the consolidated financial statements.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Statement of Changes in Stockholders’ Equity (Deficit) and Comprehensive Income (Loss) (cont’d)

									Deficit
								Accumulated	accumulated	Total
					Additional		Stockholders’	other	during	stockholders’
					paid-in	Deferred	notes	comprehensive	development	equity	Comprehensive
	Convertible preferred stock		Common stock		capital	compensation	receivable	loss	stage	(deficit)	income (loss)

	Shares	Amount	Shares	Amount	$	$	$	$	$	$	$

December 1998 — Issuance of common stock to founders at $0.023 per share, upon the Company’s inception (no issuance costs)	—	$ —	325,805	$ 326	7,174	—	—	—	—	7,500
April 1999 — Issuance of common stock in lieu of loan repayment	—	—	5,649	5	6,495	—	—	—	—	6,500
August 1999 — Issuance of common stock upon exercise of stock options	—	—	21,721	22	49,978	—	—	—	—	50,000
August 1999 — Issuance of common stock at $2.30 per share, for acquisition of domain name	—	—	652	1	1,499	—	—	—	—	1,500
December 1998 and January 1999 — Issuance of Series A convertible preferred stock at $2.30 per share, net of issuance costs of $7,982	130,325	1,303	—	—	290,715	—	—	—	—	292,018
April 1999 — Issuance of Series B convertible preferred stock at $7.45 per share, net of issuance costs of $38,678	181,112	1,811	—	—	1,309,511	—	—	—	—	1,311,322
September 1999—Issuance of series C convertible preferred stock at $11.55 per share, net of issuance costs of $79,678	238,119	2,381	—	—	2,667,941	—	—	—	—	2,670,322
February 2000 and June 2000 — Issuance of Series D convertible preferred stock at $34.53 per share, net of issuance costs of $4,359	822,492	8,225	—	—	28,387,416	—	—	—	—	28,395,641
Exercise of common stock options from inception through December 31, 2003	—	—	268,353	268	1,843,633	—	(1,842,900)	—	—	1,001
Repurchase of stockholders’ common stock and cancellation of note receivable from inception through December 31, 2003	—	—	(266,855)	(267)	(1,842,633)	—	1,842,900	—	—	—
Issuance of stock options and warrants to non-employees for services rendered from inception through December 31, 2003	—	—	—	—	434,675	(228,642)	—	—	—	206,033
Revaluation of options issued to non- employees for services rendered from inception through December 31, 2003	—	—	—	—	(126,885)	84,096	—	—	—	(42,789)
Forfeiture of stock options granted for services rendered from inception through December 31, 2003	—	—	—	—	(68,871)	68,871	—	—	—	—
Issuance of stock options to employees from inception through December 31, 2003	—	—	—	—	139,720	(139,720)	—	—	—	—
Amortization of deferred compensation from inception through December 31, 2003	—	—	—	—	—	89,522	—	—	—	89,522
Loss on foreign currency translation from inception through December 31, 2003	—	—	—	—	—	—	—	(27,418)	—	(27,418)	(27,418)
Net loss from inception through December 31, 2003	—	—	—	—	—	—	—	—	(34,005,598)	(34,005,598)	(34,005,598)

Balance as of December 31, 2003	1,372,048	$ 13,720	355,325	$ 355	33,100,368	(125,873)	—	(27,418)	(34,005,598)	(1,044,446)	(34,033,016)

See accompanying notes to the consolidated financial statements.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Statements of Cash Flows

			Cumulative from
			December 22, 1998
	Years ended December 31		(inception)
			through
	2003	2002	December 31, 2003

	$	$	$

Cash flows from operating activities:
Net loss	(2,808,783)	(7,549,711)	(34,005,598)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	268,026	586,423	2,092,929
Deposits in respect of employee severance obligations	(107,871)	80,616	(339,651)
Loss on sale and write off of property and equipment in connection with shut-down of operations	—	780,475	780,475
Other loss on sale and write off of property and equipment	—	—	549,802
Settlement of obligations for other than cash	—	225,589	225,589
Increase in liability in respect of employee severance obligations	101,380	15,769	431,025
Deferred income taxes	34,591	—	34,591
Stock issued for domain name	—	—	1,500
Issuance of stock options and warrants to non-employees for services rendered	—	63,401	206,033
Revaluation of options issued to non-employees for services rendered	—	(42,789)	(42,789)
Amortization of deferred compensation	15,072	12,636	89,522
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable and other current assets	372,657	(130,874)	(30,859)
Increase (decrease) in accounts payable	180,413	(578,611)	215,684
Increase in accrued expenses and other current liabilities	28,849	320,243	630,983
Increase in deferred revenues	17,234	12,000	29,234
Increase in long-term deferred revenues	537,404	—	537,404

Net cash used in operating activities	(1,361,028)	(6,204,833)	(28,594,126)

Cash flows from investing activities:
Capital expenditures	(48,454)	(51,040)	(3,903,026)
Proceeds from sale of property and equipment	—	14,535	54,415
Decrease (increase) in long-term deposits	12,541	—	(674,604)

Net cash used in investing activities	(35,913)	(36,505)	(4,523,215)

Cash flows from financing activities:
Repayment of loan	—	—	(20,000)
Long-term deposits	—	975,473	516,022
Proceeds from loan	—	—	6,500
Proceeds from issuance of convertible preferred stock, net	—	—	32,800,000
Proceeds from issuance of common stock	—	—	57,500
Advances on account of shares	200,000	—	200,000
Exercise of common stock options	1,000	—	1,000
Deferred charges	(155,116)	—	(155,116)
Issuance costs	—	—	(130,697)

Net cash provided by financing activities	45,884	975,473	33,275,209

Effect of exchange rate changes on cash and cash equivalents	36,629	(22,498)	(34,116)

Net (decrease) increase in cash and cash equivalents	(1,314,428)	(5,288,363)	123,752
Cash and cash equivalents at beginning of year/period	1,438,180	6,726,543	—

Cash and cash equivalents at end of year/period	123,752	1,438,180	123,752

Supplemental disclosures of cash flow information:
Income taxes paid	7,661	6,800	48,732

Non-cash investing and financing activities:
Stock issued for domain name	—	—	1,500
Issuance of common stock in lieu of loan repayments	—	—	6,500
Common stock issued in exchange for notes receivable	—	—	1,842,900
Repurchase of stockholders’ common stock and cancellation of notes receivable	—	—	(1,842,900)

See accompanying notes to the consolidated financial statements.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Financial Statements as of December 31, 2003

NOTE 1 — BUSINESS

GuruNet Corporation (“the Parent”), formerly Atomica Corporation (a Development Stage Enterprise), was founded as a Texas corporation on December 22, 1998, and reorganized as a Delaware corporation in April 1999. On December 27, 1998 the Parent formed a subsidiary (“the Subsidiary”) based in Israel, primarily for the purpose of providing research and development services to the Parent. GuruNet Corporation and the Subsidiary are collectively referred to as “the Company”.

The Company develops, markets and sells technology that intelligently and automatically integrates and retrieves information from disparate sources and delivers the result in a single consolidated view. Prior to 2003, the Company focused primarily on enterprise systems for corporate customers and large organizations. Beginning in 2003, the Company’s primary product has been its consumer product, which is being marketed to individual consumers and organizations purchasing multiple-user licenses.

The Company incurred approximately $34 million and $28.6 million of net losses and negative cash flows from operations, respectively, during its initial period of operations through December 31, 2003. The Company had $123,752 in cash and cash equivalents at December 31, 2003. The Company’s working capital deficiency at December 31, 2003 was $752,934. Although the Company did receive funding in January 2004, those funds were granted through convertible promissory notes that are due on the earlier of January 2005 or the consummation of an initial public offering (“IPO”). Further, beginning July 2004, the Company will be required to start making interest payments on the aforesaid promissory notes (see Note 12 for further details). Since it cannot be said with certainty that an IPO will successfully transpire, there is uncertainty as to whether the Company’s future working capital will be sufficient to fund the Company’s future activities. These factors raise substantial doubt as to the ability of the Company to continue as a going concern.

The Company has constructed a viable plan that will enable it to continue its operations for the twelve month period subsequent to the balance sheet date. The plan includes the successful completion of the planned IPO and generating additional revenues. The Company plans to increase usage of its products, which it believes, will lead to additional subscription and advertising revenue. Further, the Company has expanded its business model to obtain advertising revenue through pay-per-click keyword advertising. There is no certainty as to the Company’s ability to successfully complete this plan.

The financial statements include no adjustments to the values or classifications of the assets and liabilities, which may be necessary should the Company be unable to continue to operate as a going concern.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)     Principles of Consolidation

The accompanying consolidated financial statements include the accounts of GuruNet Corporation and the Subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)     Foreign Currency Translation

The financial statements for the Subsidiary are measured using the local currency as the functional currency. Assets and liabilities of foreign operations are translated at the rate of exchange as of the balance sheet date. Expenses are translated using average exchange rates for the year. Stockholders’ equity is translated using the historical exchange rates applicable for each line item. Foreign currency translation gains and losses are included as a component of other comprehensive income or loss.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Financial Statements as of December 31, 2003

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(c)     Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported results of operations during the reporting periods. Actual results could differ from those estimates.

(d)     Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(e)     Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. If necessary, the Company records an allowance for doubtful accounts to reflect the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable, computed on a specific basis. No such allowance was deemed necessary as of the balance sheet dates. The Company does not have any off-balance-sheet credit exposure related to its customers.

(f)     Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Annual depreciation rates are as follows:

%

Computer equipment	33
Furniture and fixtures	7 - 15

Leasehold improvements are amortized over the shorter of the estimated useful life or the expected life of the lease.

(g)     Revenue Recognition

Revenues from subscription services are recognized over the life of the subscription, which is generally one year, in accordance with Statement of Position (SOP) No. 97-2, “Software Revenue Recognition”, issued by the American Institute of Certified Public Accountants (AICPA). Sales that do not yet meet the criteria for revenue recognition, are classified as “Deferred Revenues” on the balance sheet.

During 2003, most of the Company’s sales were in the form of perpetual licenses of the Company’s consumer product, which included both a software license and content provided by the Company in consideration for one-time fees. Since the obligation to continue serving content has no defined termination date and the Company cannot estimate the time period over which the service will be provided, the Company has not recognized revenue from those sales. The Company records its cost of providing these products and services as incurred. At such time, if any, that users who purchased lifetime licenses cede their licenses in return for a subscription, or the Company is able to estimate the time period over which the service is provided, the Company will recognize the revenue, which had been deferred, over the life of the new subscription.

The Company’s cancellation and refund policies allow a full refund during the first month after purchase, under certain circumstances. However, past history has shown that the amounts actually refunded have been immaterial, as are the current estimated returns, and therefore have no significant effect on revenue recognition.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Financial Statements as of December 31, 2003

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(h)     Research and Development

Statement of Financial Accounting Standards (SFAS) No. 86, “Accounting for the Cost of Computer Software to Be Sold, Leased, or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the establishment of technological feasibility of its products and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

(i)     Accounting for Stock-Based Compensation

As allowed by Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-based Compensation”, the Company utilizes the intrinsic-value method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, to account for stock option plans for employees and directors. Compensation cost for stock options, if any, would be measured as the excess of the estimated market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

The Company has adopted the disclosure requirements of SFAS No. 123 and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”, for awards to its directors and employees. For disclosure purposes only, the fair value of options granted to employees is estimated on the date of grant using the minimum-value method with the following weighted average assumptions: no dividend yield; risk-free interest rates of 2.18% to 6.68%; and an expected life of three to five years.

The following illustrates the effect on net loss and net loss per share if the Company had applied the fair value method of SFAS No. 123, for accounting purposes:

			Cumulative from
	Years ended December 31		inception through
			December 31,
	2003	2002	2003

	$	$	$

Net loss, as reported	(2,808,783)	(7,549,711)	(34,005,598)
Add:
Stock-based compensation expense to employees
included in reported net loss, net of related
tax effects	14,995	—	14,995
Deduct:
Stock-based compensation expense to employees
and directors determined under fair value based
method for all awards, net of related tax effects	(34,407)	(25,953)	(150,354)

	(2,828,195)	(7,575,664)	(34,140,957)

Net loss per common share, basic and diluted:
As reported	(7.93)	(21.33)	(82.38)

Pro-forma	(7.99)	(21.41)	(82.71)

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Financial Statements as of December 31, 2003

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)     Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

(k)     Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(l)     Net Loss Per Share Data

Basic and diluted net loss per common share are presented in conformity with the SFAS No. 128, “Earnings Per Share”. Diluted net loss per share is the same as basic net loss per share as the inclusion of 1,799,284 common stock equivalents would be anti-dilutive. Share and per-share data presented throughout the financial statements and notes reflect a 1-for-23 reverse stock split that the Company declared in January 2004. Pro forma loss per share reflects the conversion of 1,372,048 preferred stock in January 2004, as described in Note 12.

(m)     Recently Issued Accounting Standards

On May 15, 2003, the Financial Accounting Standards Board issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company has applied SFAS 150 to a financial instrument entered into during the second half of 2003 (see Note 8 g(iii)).

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements (“ARB 51”), to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without an additional subordinated financial support from other parties. ARB 51 requires that an enterprise’s consolidated financial statements include subsidiaries in which the

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Financial Statements as of December 31, 2003

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(m)     Recently Issued Accounting Standards (cont’d)

enterprise has a controlling financial interest. That requirement usually has been applied to subsidiaries in which an enterprise has a majority voting interest. The voting interest approach is not effective in identifying controlling financial interests in entities that are not controllable through voting interest or in which the equity investors do not bear the residual economic risk. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether it is its primary beneficiary and therefore is required to consolidate that entity. FIN 46 also addresses the initial valuation of the assets and liabilities to be consolidated, the treatment of any gain or loss resulting from the initial measurement and disclosures requirements for the primary beneficiary. All entities with variable interest in variable interest entities created after January 31, 2003 shall apply the provisions of FIN 46 immediately. Public entities with a variable interest in variable interest entities created before February 1, 2003 shall apply the provisions of this Interpretation no later than the first interim or annual reporting period beginning after December 15, 2003. On December 24, 2003, the FASB issued an Interpretation which clarified and modified FASB Interpretation No. 46 (FIN 46R). FIN 46R is not expected to have any significant impact on the Company’s financial condition or results of operations.

(n)     Reclassifications

Certain prior year balances have been reclassified in order to conform to the current year presentation.

NOTE 3 — CASH AND CASH EQUIVALENTS

	2003	2002

	$	$

In US dollars	68,045	1,349,685
In New Israeli Shekels	55,707	88,495

	123,752	1,438,180

NOTE 4 — DEFERRED CHARGES

Costs incurred in 2003 in connection with obtaining the promissory notes and warrants (see Note 12) were recorded as deferred charges on the accompanying balance sheet. The portion of the charges ascribed to the promissory notes will be amortized over the life of the notes. Notwithstanding, to the extent that such notes are converted into equity, the unamortized balance of such deferred charges will be deducted from additional paid-capital. The portion of the charges ascribed to the warrants will be deducted from additional paid-capital upon issuance of the warrants.

NOTE 5 — LONG-TERM DEPOSITS

Long-term deposits are comprised of restricted deposits with banks to secure a bank guarantee and credit card debt, and restricted deposits with the Company’s merchant bank. The aforesaid deposits with banks are comprised by a deposit which bears interest at a rate of the London Inter-Bank Bid Rate (LIBID) less 0.69% and is automatically renewed on a monthly basis, and a money market account. The merchant bank deposit is non-interest bearing and may be held until such time that the Company terminates its relationship with the merchant bank.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Financial Statements as of December 31, 2003

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2003 and 2002 consisted of the following:

	2003	2002

	$	$

Computer equipment	945,831	882,312
Furniture and fixtures	216,689	200,670
Leasehold improvements	53,162	49,143

	1,215,682	1,132,125
Less: accumulated depreciation and amortization	(1,009,274)	(706,145)

	206,408	425,980

The balances of property and equipment include the effect of foreign currency translation.

NOTE 7 — DEPOSITS AND LIABILITY IN RESPECT OF EMPLOYEE SEVERANCE OBLIGATIONS

Under Israeli law, employers are required to make severance payments to dismissed employees and employees leaving employment in certain other circumstances, on the basis of the latest monthly salary for each year of service. This liability is provided for by payments of premiums to insurance companies under approved plans and by a provision in these financial statements.

The Company’s employees are entitled to notice periods generally ranging from thirty to ninety days in the event they are terminated. The above liability does not include a provision for such notice periods.

NOTE 8 — STOCKHOLDERS’ EQUITY (DEFICIT)

As of December 31, 2003, the Company’s share capital was comprised of common stock and four separate classes of convertible preferred stock. On January 2004, the preferred stockholders, as a class, agreed to convert all of the 1,372,048 shares of the Company’s issued and outstanding preferred stock into common stock (see Note 12(c) ). This note describes the composition of the preferred stock as of December 31, 2003 and 2002, and the rights and preferences of such shares prior to such conversion.

(a)      General

The Company’s share capital at December 31, 2003 and 2002 is comprised as follows:

		Issued		Issued
	Authorized	and fully paid	Authorized	and fully paid

	December 31, 2003		December 31, 2002

	Number of shares		Number of shares

Series A convertible preferred stock
of $0.01 par value	130,325	130,325	130,325	130,325
Series B convertible preferred stock
of $0.01 par value	217,203	181,112	217,203	181,112
Series C convertible preferred stock
of $0.01 par value	260,643	238,119	260,643	238,119
Series D convertible preferred stock
of $0.01 par value	824,646	807,468	824,646	807,468
Series D convertible preferred non-
voting stock of $0.01 par value	21,721	15,024	21,721	15,024
Common stock of $0.001 par value	2,856,937	355,325	2,856,937	353,876

	4,311,475	1,727,373	4,311,475	1,725,924

The outstanding Series D convertible preferred non-voting shares were identical in all other respects to Series D convertible preferred voting shares.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Financial Statements as of December 31, 2003

NOTE 8 — STOCKHOLDERS’ EQUITY (DEFICIT) (cont’d)

(b)     Preferences

The rights, preferences, and privileges of the Series A, B, C, and D convertible preferred stock were as follows:

•	Dividend distributions — The holders of Series A, B, C, and D preferred stock were entitled to non-cumulative annual dividends of $0.138, $0.437, $0.691, and $2.072 per share, respectively, if and when declared by the Company’s board of directors. No such dividends were declared.
•	Liquidation preferences — Holders of Series A, B, C, and D preferred stock had a liquidation preference of $2.30, $7.45, $11.55, and $34.53 per share, respectively, plus any declared and unpaid dividends. Upon liquidation, the Company’s assets remaining after payments to the Series A, B, C, and D of preferred stock were to be distributed among the holders of common stock, pro rata in proportion to the number of shares of common stock held by each stockholder. In the event of a liquidation, whereby the amount of the distribution to the holders of Series D preferred stock would be less than $86.33 per share, the holders of Series D preferred stock were to be entitled to receive, prior and in preference to any distribution to the holders of other preferred and common stock, the original Series D issue price plus declared but unpaid dividends.
•	Conversion rights — Each share of preferred stock was convertible at the option of the holder into shares of the Company’s common stock. The number of shares was to be determined by dividing the original Series A, B, C, and D issue price by the conversion price for each respective series of preferred stock. Initially the conversion price for each series of preferred stock was to be the same as their original issue price; however, the conversion price was subject to adjustment for various anti-dilution events.
Each share of preferred stock was to be automatically converted to common stock at the applicable conversion price upon the earlier of an initial public offering (IPO) in which the offering price would not be less than $115 per share and net proceeds to the Company would be in excess of $30 million, or the date specified, by written consent of the holders of at least two-thirds of the then outstanding shares of preferred stock.
•	Voting rights and Board representation — Each holder of Series A, B, C, and D preferred stock, excluding the non-voting Series D preferred stock, had voting rights equal to common stock on an “as if converted” basis. Holders of Series C and D preferred stock, together, had been granted the right to hold one position on the board of directors of the Company. Holders of Series A preferred stock had been granted the right to appoint one of the members of the board of directors.

(c)     Stock Option Plans

The Company provides for direct grants or sales of common stock, and common stock options to employees and non-employees through stock option plans. In 1999, 2000 and 2003, the Company adopted the 1999 Stock Option Plan (the 1999 Plan), the 2000 Stock Option Plan (the 2000 Plan) and the 2003 Stock Option Plan (the 2003 Plan), respectively (thereafter “Prior Option Plans”).

As of December 31, 2003, 85,385 options were available for grant under the 2003 plan. The 1999 and 2000 option plans were closed for future grants. In January 2004, the Company increased the number of options available for grant under the 2003 Plan by 299,305 options and simultaneously granted these options to the Company’s CEO and two directors.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Financial Statements as of December 31, 2003

NOTE 8 — STOCKHOLDERS’ EQUITY (DEFICIT) (cont’d)

(c)     Stock Option Plans (cont’d)

In January 2004, the Company adopted the 2004 Stock Option Plan (the 2004 Plan), authorizing 866,000 options for future grants. As a result, no further grants can be made under the 2003 Option Plan and the remaining shares reserved under this plan were canceled. The exercise or purchase price for common stock granted or sold to employees under the Plans was equal to or greater than the fair market value per share on the date of grant.

Under all option plans, options generally vest 25%, with respect to the number granted, upon the first anniversary date of the option grant, and the remainder vest in equal monthly installments over the 36 months thereafter. Options are exercisable immediately. Shares issued upon exercise of unvested stock options are subject to the Company’s right to repurchase at the original exercise price. The Company’s right to repurchase lapses in accordance with the vesting schedule for the stock options.

(d)     Other Stock Options

During 1999, the Company issued 68,233 options to purchase common stock to non-employees. These options were issued outside of the Company’s stock option plans as compensation for services rendered. All options vested upon issuance, expire 10 years from the date of issuance and have exercise prices ranging from $1.15 to $2.30 per share. The fair value of the options granted to non-employees was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield; volatility of 75%; risk-free interest rates of 5% to 6%; and an expected life of five years. The fair value of the non-employee options was determined to be $127,212, and was recorded within research and development and general and administrative expense for the year ended December 31, 1999.

(e)     Option Grant Information

A summary of the status of the 1999, 2000 and 2003 plans, and of the other options, follows:

	Options		Weighted
	available for	Options	average exercise
	grant	outstanding	price

			$

Balance as of December 31, 2001	192,018	336,860	9.90

Granted	(6,299)	6,299	11.51
Exercised	—	—	—
Expired	87,843	(92,040)	11.28

Balance as of December 31, 2002	273,562	251,119	9.90

Granted	(244,367)	244,367	1.84
Exercised	—	(1,449)	0.69
Expired	56,190	(66,801)	10.13

Balance as of December 31, 2003	85,385	427,236	4.37

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Financial Statements as of December 31, 2003

NOTE 8 — STOCKHOLDERS’ EQUITY (DEFICIT) (cont’d)

(e)     Option Grant Information (cont’d)

The following table summarizes information about stock options outstanding as of December 31, 2003:

	Options outstanding
				Options vested
		Weighted
		average	Weighted		Weighted
Range of		remaining	average		average
exercise	Number	contractual	exercise	Number	exercise
prices	outstanding	life (years)	price	outstanding	price

$0.69-1.15	169,576	8.92	$0.69	103,488	$0.69
2.30-2.76	131,011	7.99	2.53	50,425	2.53
6.91	8,693	6.28	6.91	7,969	6.91
9.21-11.51	117,956	4.81	11.28	95,737	11.28

	427,236	7.44	4.37	257,619	5.06

(f)     Stock-Based Compensation Costs

In accounting for its stock based compensation arrangements for employees, the Company utilizes the intrinsic-value method of accounting prescribed by APB Opinion No. 25 under which Compensation cost for stock option was measured as the excess of the estimated market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock. In accounting for its stock based compensation arrangements for non-employees, the Company uses the Black-Scholes option-pricing model to calculate fair value, with the following weighted-average assumptions: no dividend yield; volatility of 75% to 100%; risk-free interest rate of 2.33 to 6.5%; and expected lives of 3 to 5 years.

(g)     Advances on Account of Shares and Stock Warrants

(i)	During 2000, the Company issued its landlord 8,689 common stock warrants at an exercise price of $4.60, in connection with an operating lease for offices. The warrants, which expired in January 2003, were immediately exercisable. The fair value of the warrants was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield; volatility of 95%; risk-free interest rate of 6.5%; and an expected life of five years. The fair value of the warrants was determined to be $24,218 which was recorded as deferred expense and was amortized over the lease term ending December 31, 2002.
(ii)	In connection with obtaining a line of credit from a bank in 2002, the Company issued warrants to the bank to purchase 2,173 shares of Series D preferred stock for $34.53 per share. The warrants are exercisable immediately and expire in April 2009. The fair value of these warrants was determined to be $63,401 and estimated using the Black-Scholes option-pricing model with the following assumptions: no dividend yield; volatility of 100%; risk free interest rate of 5.2%; and an expected life of five years. The fair value was recognized as interest expense in 2002. In January 2004, these warrants converted to common stock warrants.
(iii)	During 2003, four investors, in aggregate, advanced the Company $200,000 on account of shares and warrants to purchase shares of the Company. The advances would convert to securities of the Company of the same class and type that were to be issued to investors in future equity financings, plus warrants equal to 50% of the amount advanced. The warrants exercise price was to equal the purchase price per share that the Investors in future equity financings would pay for such shares.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Financial Statements as of December 31, 2003

NOTE 8 — STOCKHOLDERS’ EQUITY (DEFICIT) (cont’d)

(g)     Advances on Account of Shares and Stock Warrants (cont’d)

In January and February 2004, the said investors agreed to convert such advances into 8% Convertible Promissory Notes and warrants, as described further in Note 12.

In accordance with SFAS No. 150, advances on account of shares and stock warrants was classified in the liabilities section of the accompanying balance sheet.

NOTE 9 — INCOME TAXES

The income tax expense for the years ended December 31, 2003 and 2002, differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following:

			Cumulative from
	Years ended December 31		inception through
			December 31,
	2003	2002	2003

	$	$	$

Computed “expected” tax benefit	943,225	2,566,902	11,550,142
Effect of State taxes	260,922	681,123	3,164,617
Effect of foreign income	24,739	58,212	596,482
Non-deductible expenses	(55)	(6,456)	(13,794)
Change in valuation allowance	(1,263,422)	(3,299,781)	(15,332,038)

	(34,591)	—	(34,591)

The types of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are set out below:

	Years ended December 31

	2003	2002

	$	$

Deferred tax asset:
Miscellaneous accrued expenses	29,017	8,804
Property and equipment	419,958	377,118
Deferred compensation	303,803	303,803
Shutdown costs	—	113,846
Capitalized start-up costs	3,535,073	4,651,413
Foreign deferred tax assets	20,501	—
Net operating loss	11,044,187	8,613,632

Total gross deferred tax asset	15,352,539	14,068,616
Less: Valuation allowance	(15,332,038)	(14,068,616)

Net deferred tax asset	20,501	—
Total gross deferred tax liability	(55,092)	—

Net deferred tax liability	(34,591)	—

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Financial Statements as of December 31, 2003

NOTE 9 — INCOME TAXES (cont’d)

Because of the Company’s lack of earnings history, as of December 31, 2003 and 2002, the U.S. deferred tax assets have been fully offset by a valuation allowance. The net change in the total valuation allowance for the years ended December 31, 2003 and 2002 was an increase of $1,263,422 and $3,299,781, respectively.

As of December 31, 2003 and 2002, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $26 million and $20.1 million, respectively. The federal net operating losses will expire if not utilized on various dates from 2019 through 2023. The California net operating losses will expire if not utilized on various dates from 2009 through 2013. The Israeli Subsidiary has capital loss carryforwards of approximately $604,000 that can be applied to future capital gains for an unlimited period of time under current tax rules.

The Tax Reform Act of 1986 imposed substantial restrictions on the utilization of net operating losses and tax credits in the event of an ownership change of a corporation. Accordingly, the Company’s ability to utilize net operating losses and credit carryforwards may be limited as the result of such an ownership change, as defined in the Internal Revenue Code, Section 382. The issuance of the promissory notes and the offering contemplated, as described in Note 12, are likely to result in a change in control as defined under the Internal Revenue Code, Section 382.

During the year 2000, the Subsidiary was granted “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments — 1959 under the “alternative benefits” path. As an “Approved Enterprise” the Israeli Subsidiary is entitled to receive future tax benefits, which are limited to a period of ten years from the first year that taxable income is generated from the approved assets. In addition, the benefits must be utilized within: the earlier of 12 years of the year operation (as defined) of the investment program begins or 14 years of the year that approval is granted.

Under its “Approved Enterprise” status, income arising from the subsidiary’s approved activities is subject to zero tax under the “alternative benefit” path for a period of ten years. In the event of distribution by the subsidiary of a cash dividend out of retained earnings which were tax exempt due to the “Approved Enterprise” status, the subsidiary would have to pay a 10% corporate tax on the amount distributed, and the recipient would have to pay a 15% tax (to be withheld at source) on the amounts of such distribution received. Should the subsidiary derive income from sources other than the Approved Enterprise during the relevant period of benefits, such income would be taxable at the tax rate in effect at that time (currently 36%). Deferred tax assets and liabilities in the financial statements result from the tax amounts that would result if the Subsidiary distributed its retained earnings to its Parent.

During 2003, the Subsidiary filed a final status report on its investment program. Final approval of the program was received from the Investment Center in March 2004. The approval has yet to be upheld by the Israeli income tax authorities. In addition, subsequent to balance sheet date, the Subsidiary applied for a second (expansion) investment program based on terms similar to the first investment program. Formal approval of the application in respect of the second program has not yet been received.

Under its Approved Enterprise status, the Subsidiary must maintain certain conditions and submit periodic reports. Failure to comply with the conditions of the Approved Enterprise status could cause the Subsidiary to lose previously accumulated tax benefits. The Subsidiary began claiming benefits in the 2000 tax year. Cumulative benefits received under the Subsidiary’s approved enterprise status amount to approximately $560,000 at December 31, 2003. As of balance sheet date the Company believes that it is in compliance with the stipulated conditions.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Financial Statements as of December 31, 2003

NOTE 10 — COMMITMENTS AND CONTINGENCIES

(a)	Future minimum lease payments under non-cancelable operating leases as of December 31, 2003 are as follows:

Year ending December 31	$

2004	178,151
2005	14,318
2006	10,377

202,846

Rental expense for operating leases for the years ended December 31, 2003 and 2002 was $212,680 and $887,459, respectively.

(b)	As security for future rental commitments the Subsidiary provided a bank guarantee in the amount of approximately $113,000.
(c)	All of the Subsidiary’s obligations to its bank, including the bank guarantee that such bank made to the Subsidiary’s landlord, are secured by a lien on all of the Subsidiary’s deposits at such bank. As of December 31, 2003, deposits at such bank amounted to $158,396 , including a long-term deposit of $101,210 as mentioned in Note 5.

(d)	In the ordinary course of business, the Company enters into various arrangements with vendors and other business partners, principally for content, web-hosting and marketing arrangements. As of balance sheet date there were no material commitments for these arrangements. Regarding commitments entered into subsequent to balance sheet date see Note 12.
(e)	In December 2002, the Company implemented a reorganization (the “December 2002 Reorganization”) which substantially reduced the Company’s expenditures. The December 2002 Reorganization included staff reductions of fifteen persons, or approximately 52% of the Company’s work force, including senior management, professional services, sales and marketing, research and development and administrative staff. The December 2002 Reorganization also included the shutdown of the Company’s California office and resulted in a loss on the disposal of fixed assets. In total, the Company incurred a loss of approximately $1,048,000 in connection with the December 2002 Reorganization, of which $780,000 related to the disposal of fixed assets, and $265,000 related to salaries, rent and lease expenses which were accrued on the accompanying balance sheet, as of December 31, 2002. Of the $265,000 accrued, $218,000 was paid during 2003 and $47,000, which relates to a lease obligation for equipment no longer in use, remains outstanding as of December 31, 2003.

NOTE 11 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments at December 31, 2003 and 2002 consisted of cash and cash equivalents, accounts receivables, prepaid expenses, deposits in respect of employee severance obligations, security deposits in respect of the Subsidiary’s office lease and the Company’s merchant bank, accounts payable, accrued expenses, accrued compensation and related liabilities, liability in respect of employee severance obligations and deferred revenues.

The carrying amounts of all the financial instruments noted above, except for liability in respect of employee severance obligations, approximate fair value due to the relatively short maturity of these instruments. The carrying amount of the liability in respect of employee severance obligations reflects the approximate fair value inclusive of future salary adjustments.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Financial Statements as of December 31, 2003

NOTE 12 — SUBSEQUENT EVENTS

(a)	On January 30, 2004, and February 17, 2004, the Company issued, in aggregate, $5 million of 8% Convertible Promissory Notes (the “Notes”). The aggregate principal amount of the Notes includes $200,000 previously advanced to the Company by investors that was converted into Notes in conjunction with the $5 million funding. The Notes are due on the earlier of one year after their issuance or the consummation of an initial public offering (an “IPO”). Upon consummation of an IPO, a minimum of 50% (and up to 100% at the election of each note holder) of the principal amount of the Notes will be converted into shares of Common Stock at a conversion price equal to 75% of the offering price of the IPO (the “Offering Price”). The Notes are secured by substantially all of the assets of the Company, other than the stock of the Subsidiary, which will be pledged upon receipt of all third party consents required for such pledge. In connection with the issuance of the Notes, the Company also issued warrants to acquire an aggregate 1,700,013 shares of Common Stock at an exercise price per share equal to 120% multiplied by the greater of (1) $6.00, and (2) the Offering Price (the “Warrants”). Each note holder received one warrant for every $3 funded through the Notes, with the exception of the note holders who funded the Company via receipts on account of shares and warrants, in 2003, who received one warrant for every $2 funded. The warrants will become exercisable upon the earlier to occur of (a) the termination of an IPO or (b) December 31, 2004. Further, the Company also issued a warrant to the lead purchaser in the financing, to purchase 265,837 shares of common stock at an exercise price equal to 75% of the Offering Price per share.

In the Company’s estimation, approximately $809,000 of the aforesaid $5 million relates to the value of the Warrants, resulting in a note discount of $809,000. Additionally, the Company has recorded an additional note discount, with a corresponding increase in paid-in capital, of approximately $2,476,000, to account for the beneficial conversion terms that the promissory note holders received, in comparison to the expected IPO offering price. In accordance with EITF 00-27, the aforesaid note discount will be amortized to interest expense over the life of the promissory notes, which is one year. If the notes convert to shares prior to the notes redemption date, the outstanding discount will be immediately recognized as interest expense at that time. If the notes are repaid, the portion of equity recorded in respect of the beneficial conversion feature will be lowered accordingly and gain or loss on extinguishment of debt will be recorded.
(b)	The terms of the Notes are also subject to various restrictions, including limitations on the Company’s ability to merge with another business entity, using proceeds solely for working capital purposes, selling a substantial portion of assets not in the ordinary course of business, incurring indebtedness greater than $100,000, paying dividends and entering into transactions that result in a change of control. Further, the Notes also provide that upon an event of default, including the Company’s bankruptcy, or the Company’s failure to make any cash payment required under any of the documents executed in connection with the issuance of the Notes, termination of the Company’s planned initial public offering or violation of any of the restrictions noted above, the Note holders can require the Company to repurchase the Notes at 115% of the outstanding principal amount, plus accrued interest.
In the event an IPO is not consummated within 180 days of the Notes issue dates (“IPO Due Date”), the Company is obligated to file with the Securities & Exchange Commission a “shelf” registration which will cover the resale of all the shares of common stock issuable upon conversion of the Promissory Notes, and upon exercise of the Warrants for an offering to be made on a continuous basis pursuant to Rule 415.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Consolidated Financial Statements as of December 31, 2003

NOTE 12 — SUBSEQUENT EVENTS (cont’d)

In addition, the Company may be liable to pay the note holders liquidated damages in the amount of 1% or 1.5% of the aggregate purchase price of the Notes for each month subsequent to the uncured occurrence of certain events, as defined in the Securities Purchase Agreement, including if the IPO has not occurred on or prior to the IPO Due Date or a shelf registration is not filed on or prior to the fifth day following the IPO Due Date or is not declared effective.
(c)	In connection with and as a condition to the issuance of the Notes, all of the Company’s issued and outstanding preferred stocks were converted by the holders thereof into 1,372,048 shares of common stock.

(d)	In May 2004, the Company filed an application with the Securities and Exchange Commission to offer shares of the Company’s common stock to the public. The Company currently expects to offer 2,200,000 shares at a proposed Offering Price of $5.00, and will make its final determination before it finalizes the offering.
(e)	The costs incurred in 2003 in connection with obtaining the promissory notes and warrants were recorded as deferred charges on the accompanying balance sheet. The charges relating to the promissory notes will begin to be amortized to interest expense in 2004 over one year, the life of the notes. The charges relating to the warrants will be reflected as a reduction to equity upon issuance of the warrants. Upon conversion of the notes into common shares, the Company will reduce its paid in capital by any unamortized deferred charges relating to the notes converted.
(f)	In January 2004, the Company adopted the 2004 Stock Option Plan (the 2004 Plan). In conjunction therewith, all shares reserved under the Prior Option Plans were canceled.
(g)	On January 30, 2004, the Company changed its name from Atomica Corporation back to GuruNet Corporation.
(h)	Beginning January 2004 the financial statements of the Subsidiary will be measured using the U.S. dollar as its functional currency, due to significant changes in economic facts and circumstances.
(i)	During the first half of 2004 the Company granted in aggregate, 412,664 stock options to directors, officers, employees and non-employees.
(j)	In July 2004, the Company decided to grant the holders of the Convertible Promissory Notes an aggregate of 750,000 additional warrants. Each note holder will receive approximately 0.44 warrants for each bridge warrant held. In connection therewith, in July 2004, the Company will record an additional deferred charge with a corresponding increase in paid-in capital, of approximately $366,000, to account for the additional benefit that the convertible promissory note holders received. The aforesaid deferred charge will be amortized to interest expense over the life of the promissory notes. If the notes convert to shares prior to the notes redemption date, the outstanding discount will be immediately recognized as interest expense at that time.
(k)	During the second quarter of 2004, the Company entered into agreements to license content from two providers, through December 2006 and August 2007, for an aggregate amount of $265,000.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Interim Consolidated Balance Sheets

	March 31 2004	December 31 2003

	$	$

	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	3,232,762	123,752
Receivables	17,280	11,934
Prepaid expenses	126,189	20,481
Deferred charges, net	925,522	155,116

Total current assets	4,301,753	311,283
Long-term deposits (restricted)	162,034	165,449
Deposits in respect of employee severance obligations	363,856	339,651
Property and equipment, net	171,227	206,408
Intangible asset	80,200	—
Deferred tax asset, long-term	21,339	20,501

Total assets	5,100,409	1,043,292

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	342,530	215,684
Accrued expenses	326,359	326,186
Accrued compensation	324,823	293,113
Advances on account of shares and stock warrants	—	200,000
Convertible promissory notes, net of unamortized discount of $2,737,509 as of March 31, 2004	2,327,646	—
Deferred revenues, short-term	58,787	29,234

Total current liabilities	3,380,145	1,064,217

Long-term liabilities:
Liability in respect of employee severance obligations	448,109	431,025
Deferred tax liability, long-term	83,910	55,092
Deferred revenues, long-term	537,404	537,404

Total long-term liabilities	1,069,423	1,023,521

Commitments and contingencies
STOCKHOLDERS’ EQUITY (deficit)
Convertible preferred stock:
Series A; $0.01 par value; 130,325 shares authorized, issued, and outstanding as of December 31,
2003; aggregate liquidation preference of $300,000; zero shares outstanding as of March 31, 2004	—	1,303
Series B; $0.01 par value; 217,203 shares authorized; 181,112 shares issued and outstanding as of December 31, 2003; aggregate liquidation preference of $1,350,000; zero shares outstanding as of March 31, 2004	—	1,811
Series C; $0.01 par value; 260,643 shares authorized; 238,119 shares issued and outstanding as of December 31, 2003; aggregate liquidation preference of $2,750,000; zero shares outstanding as of March 31, 2004	—	2,381
Series D; $0.01 par value; 824,646 shares authorized as voting stock and 21,721 shares authorized as non-voting stock; 807,468 shares of voting stock and 15,024 shares of non-voting stock issued and outstanding as of December 31, 2003; aggregate liquidation preference of $28,400,000; zero shares outstanding as of March 31, 2004	—	8,225
Common stock; $0.001 par value; 2,856,937 shares authorized as of March 31, 2004 and December 31, 2003; 1,727,373 and 353,876 shares issued and outstanding as of March 31, 2004 and December 31, 2003, respectively	1,727	355
Additional paid-in capital	36,491,935	33,100,368
Deferred compensation	(117,093)	(125,873)
Accumulated other comprehensive loss	(27,418)	(27,418)
Deficit accumulated during develop ment stage	(35,698,310)	(34,005,598)

Total stockholders’ equity (deficit)	650,841	(1,044,446)

Total liabilities and stockholders’ equity (deficit)	5,100,409	1,043,292

See accompanying notes to the consolidated financial statements.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Interim Consolidated Statements of Operations

			Cumulative from
			December 22, 1998
	Three months ended March 31		(inception)
			through
	2004	2003	March 31, 2004

	$, except	$, except	$, except
	share data	share data	share data

	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	19,631	4,824	1,248,145
Cost of revenue	156,527	247,604	3,061,240

Gross margin	(136,896)	(242,780)	(1,813,095)

Operating expenses:
Research and development	263,788	213,207	17,809,377
Sales and marketing	318,929	84,797	8,967,516
General and administrative	212,407	211,361	6,602,128
Loss in connection with shut-down of operations	—	—	1,048,446

Total operating expenses	795,124	509,365	34,427,467

Operating loss	(932,020)	(752,145)	(36,240,562)
Interest income (expense), net	(737,034)	3,108	1,070,684
Other income (expense), net	4,322	5,385	(465,861)

Loss before income taxes	(1,664,732)	(743,652)	(35,635,739)
Income taxes	(27,980)	—	(62,571)

Net loss	(1,692,712)	(743,652)	(35,698,310)

Basic and diluted net loss per common share	(1.33)	(2.10)	(56.16)

Weighted average shares used in computing basic and diluted net loss per common share	1,271,075	354,927	635,654

See accompanying notes to the consolidated financial statements.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Interim Consolidated Statements of Cash Flows

			Cumulative from
			December 22, 1998
	Three months ended March 31		(inception)
			through
	2004	2003	March 31, 2004

	$	$	$

	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(1,692,712)	(743,652)	(35,698,310)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of tangible assets	37,916	70,424	2,130,845
Deposits in respect of employee severance obligations	(24,205)	(55,914)	(363,856)
Loss on sale and write off of property and equipment in connection with shut-down of operations	—	—	780,475
Other loss on sale and write off of property and equipment	—	—	549,802
Settlement of obligations for other than cash	—	—	225,589
Increase in liability in respect of employee severance obligations	17,084	55,914	448,109
Deferred income taxes	27,980	—	62,571
Stock issued for domain name	—	—	1,500
Issuance of stock options and warrants to non-employees for services rendered	9,087	—	215,120
Revaluation of options issued to non-employees for services rendered	—	—
Amortization of deferred compensation	8,780	—	98,302
Accrued interest on promissory notes	65,155	—	65,155
Amortization of deferred charges relating to promissory notes	126,958	—	126,958
Amortization of discounts on promissory notes	547,502	—	547,502
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable and other current assets	(111,054)	220,378	(141,913)
Increase (decrease) in accounts payable	126,845	(3,675)	342,530
Increase in accrued expenses and other current liabilities	31,884	(91,319)	662,866
Increase (decrease) in deferred revenues	29,553	(4,500)	58,787
Increase in long-term deferred revenues	—	63,359	537,404

Net cash used in operating activities	(799,227)	(488,985)	(29,393,353)

Cash flows from investing activities:
Capital expenditures	(2,736)	(3,895)	(3,905,762)
Proceeds from sale of property and equipment	—	—	54,415
Purchase of intangible asset	(80,200)	—	(80,200)
Decrease (increase) in long-term deposits	3,415	76,965	(671,189)

Net cash provided by (used in) investing activities	(79,521)	73,070	(4,602,736)

Cash flows from financing activities:
Repayment of loan	—	—	(20,000)
Long-term deposits	—	—	516,022
Proceeds from loan	—	—	6,500
Proceeds from issuance of convertible preferred stock, net	—	—	32,800,000
Proceeds from issuance of common stock	—	—	57,500
Proceeds from issuance of promissory notes	4,800,000	—	5,000,000
Exercise of common stock options	—	—	1,000
Deferred charges relating to promissory notes and initial public offering	(812,242)	—	(967,358)
Issuance costs	—	—	(130,697)

Net cash provided by financing activities	3,987,758	—	37,262,967

Effect of exchange rate changes on cash and cash equivalents	—	(4,654)	(34,116)

Net (decrease) increase in cash and cash equivalents	3,109,010	(420,569)	3,232,762
Cash and cash equivalents at beginning of year/period	123,752	1,438,180	—

Cash and cash equivalents at end of year/period	3,232,762	1,017,611	3,232,762

See accompanying notes to the consolidated financial statements.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Interim Consolidated Statements of Cash Flows (cont’d)

			Cumulative from
			December 22, 1998
	Three months ended March 31		(inception)
			through
	2004	2003	March 31, 2004

	$	$	$

	(Unaudited)	(Unaudited)	(Unaudited)
Supplemental disclosures of cash flow information:
Income taxes paid	1,804	1,700	50,536

Non-cash investing and financing activities:
Stock issued for domain name	—	—	1,500
Issuance of common stock in lieu of loan repayments	—	—	6,500
Common stock issued in exchange for notes receivable	—	—	1,842,900
Repurchase of stockholders’ common stock and cancellation of
notes receivable	—	—	(1,842,900)
Conversion of preferred stock into common stock	13,720	—	13,720
Issuance of warrants to non-employees for services rendered	232,202	—	232,202
Amortization of deferred charges relating to warrants	147,080	—	147,080

See accompanying notes to the consolidated financial statements.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Interim Financial Statements as of March 31, 2004

NOTE 1 — BUSINESS

GuruNet Corporation (“the Parent”), formerly Atomica Corporation (a Development Stage Enterprise), was founded as a Texas corporation on December 22, 1998, and reorganized as a Delaware corporation in April 1999. On December 27, 1998 the Parent formed a subsidiary (“the Subsidiary”) based in Israel, primarily for the purpose of providing research and development services to the Parent. GuruNet Corporation and the Subsidiary are collectively referred to as “the Company”.

The Company develops, markets and sells technology that intelligently and automatically integrates and retrieves information from disparate sources and delivers the result in a single consolidated view. Prior to March 2004 the Company’s consumer product was only available via software that the user had to download (“the Client”). Beginning March 2004, the Company began offering its consumer product without the need to download the Client, through a toolbar for query lookup while using a web browser or by accessing the Company’s destination websites. While users who do not download the Client have access to the Company’s integrated reference information, they do not enjoy all of the functionality provided by the Client.

The Company incurred approximately $35.7 million and $29.4 million of net losses and negative cash flows from operations, respectively, during its initial period of operations through March 31, 2004. The Company had $3,232,762 of cash and cash equivalents at March 31, 2004. On January 30, 2004 and February 17, 2004, the Company issued $5 million of convertible promissory notes that are due on the earlier of one year after their issuance or the consummation of an initial public offering (“IPO”). Beginning July 2004, the Company will be required to start making interest payments on the aforesaid promissory notes. Since it cannot be said with certainty that an IPO will successfully transpire, there is uncertainty as to whether the Company’s future working capital will be sufficient to fund the Company’s future activities. These factors raise substantial doubt as to the ability of the Company to continue as a going concern.

The Company has constructed a viable plan that will enable it to continue its operations for the twelve month period subsequent to the balance sheet date. The plan includes the successful completion of the planned IPO and generating additional revenues. The Company plans to increase usage of its products, which it believes, will lead to additional subscription and advertising revenue. Further, the Company has expanded its business model to obtain advertising revenue through pay-per-click keyword advertising. There is no certainty as to the Company’s ability to successfully complete this plan.

The financial statements include no adjustments to the values or classifications of the assets and liabilities, which may be necessary should the Company be unable to continue to operate as a going concern.

The accompanying unaudited interim consolidated financial statements were prepared in accordance with the instructions for interim financial statements and, therefore, do not include all disclosures necessary for a complete presentation of financial condition, results of operations, and cash flows in conformity with generally accepted accounting principles. All adjustments which are, in the opinion of management, of a normal recurring nature and are necessary for a fair presentation of the interim financial statements have been included. Nevertheless, these financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2003. The results of operations for the period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Interim Financial Statements as of March 31, 2004

NOTE 2 — FUNCTIONAL CURRENCY

Beginning January 2004, the financial statements of the Subsidiary were measured using the U.S. dollar as its functional currency, due to significant changes in economic facts and circumstances.

NOTE 3 — ACCOUNTING FOR STOCK-BASED COMPENSATION

As allowed by Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-based Compensation”, the Company utilizes the intrinsic-value method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, to account for stock option plans for employees and directors. Compensation cost for stock options, if any, would be measured as the excess of the estimated market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

The Company has adopted the disclosure requirements of SFAS No. 123 and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”, for awards to its directors and employees. For disclosure purposes only, the fair value of options granted to employees is estimated on the date of grant using the minimum-value method with the following weighted average assumptions: no dividend yield; risk-free interest rates of 2.18% to 6.68%; and an expected life of three to five years.

The following illustrates the effect on net loss and net loss per share if the Company had applied the fair value method of SFAS No. 123, for accounting purposes:

	Three months ended March 31		Cumulative from
			inception through
	2004	2003	March 31,
			2004
	$	$	$

	(Unaudited)	(Unaudited)	(Unaudited)

Net loss, as reported	(1,692,712)	(743,652)	(35,698,310)
Add:
Stock-based compensation expense to employees
included in reported net loss, net of related
tax effects	8,704	—	23,699
Deduct:
Stock-based compensation expense to employees
and directors determined under fair value based
method for all awards, net of related tax effects	(12,855)	(4,939)	(163,209)

	(1,696,863)	(748,591)	(35,837,820)

Net loss per common share, basic and diluted:
As reported	(1.33)	(2.10)	(56.16)

Pro-forma	(1.33)	(2.11)	(56.38)

NOTE 4 — NET LOSS PER SHARE DATA

Basic and diluted net loss per common share are presented in conformity with the SFAS No. 128, “Earnings Per Share”. Diluted net loss per share is the same as basic net loss per share as the inclusion of 748,800 outstanding stock options and 1,372,048 convertible preferred stock, until their conversion in January 2004 (see Note 8), would be anti-dilutive. Share and per-share data presented throughout the financial statements and notes reflect a 1-for-23 reverse stock split that the Company declared in January 2004.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Interim Financial Statements as of March 31, 2004

NOTE 5 — INTANGIBLE ASSETS

In March 2004, the Company purchased the domain name Answers.com for $80,200. The domain name will be amortized over the life of the asset which is estimated at 10 years.

NOTE 6 — DEFERRED CHARGES, NET

	March 31,	December 31,
	2004	2003

	$	$

	(Unaudited)	(Audited)

Issuance costs relating to convertible promissory notes	761,748	130,013
Issuance costs relating to warrants	147,080	25,103
Issuance costs relating to IPO	290,732	—

	1,199,560	155,116
Less:
Charges reduced from paid-in capital	(147,080)	—
Amortization to interest expense	(126,958)	—

	925,522	155,116

The costs incurred in connection with obtaining the promissory notes and warrants and with the planned IPO, were recorded as deferred charges on the accompanying balance sheet. The charges relating to the promissory notes are amortized to interest expense over one year, the life of the notes. The charges relating to the warrants were deducted from additional paid-in capital upon issuance of the warrants. The charges relating to the IPO will be reflected as a reduction to equity upon completion of the IPO. Upon conversion of the notes into common shares, the Company will reduce its paid in capital by any unamortized deferred charges relating to the notes converted.

NOTE 7 — CONVERTIBLE PROMISSORY NOTES

On January 30, 2004, and February 17, 2004, the Company issued, in aggregate, $5 million of 8% Convertible Promissory Notes (the “Notes”). The aggregate principal amount of the Notes includes $200,000 previously advanced to the Company by investors, in 2003, that was converted into Notes in conjunction with the $5 million funding. The Notes are due on the earlier of one year after their issuance or the consummation of an IPO. Upon consummation of an IPO, a minimum of 50% (and up to 100% at the election of each note holder) of the principal amount of the Notes will be converted into shares of Common Stock at a conversion price equal to 75% of the offering price of the IPO (the “Offering Price”). The Notes are secured by substantially all of the assets of the Company, other than the stock of the Subsidiary, which will be pledged upon receipt of all third party consents required for such pledge. In connection with the issuance of the Notes, the Company also issued warrants to acquire an aggregate 1,700,013 shares of Common Stock at an exercise price per share equal to 120% multiplied by the greater of (1) $6.00, and (2) the Offering Price (the “Warrants”). Each note holder received one warrant for every $3 funded through the Notes, with the exception of the note holders who advanced the Company $200,000, in 2003, who received one warrant for every $2 funded. The warrants will become exercisable upon the earlier to occur of (a) the termination of an IPO or (b) December 31, 2004. Further, the Company also issued a warrant to the lead purchaser in the financing, to purchase 265,837 shares of common stock at an exercise price equal to 75% of the Offering Price per share.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Interim Financial Statements as of March 31, 2004

NOTE 7 — CONVERTIBLE PROMISSORY NOTES (cont’d)

The Notes are also subject to various restrictions, including limitations on the Company’s ability to merge with another business entity, using proceeds solely for working capital purposes, selling a substantial portion of assets not in the ordinary course of business, incurring indebtedness greater than $100,000, paying dividends and entering into transactions that result in a change of control. Further, the Notes also provide that upon an event of default, including the Company’s bankruptcy, or the Company’s failure to make any cash payment required under any of the documents executed in connection with the issuance of the Notes, termination of the Company’s planned initial public offering or violation of any of the restrictions noted above, the Note holders can require the Company to repurchase the Notes at 115% of the outstanding principal amount, plus accrued interest. In the event an IPO is not consummated within 180 days of the Notes issue dates (“IPO Due Date”), the Company is obligated to file with the Securities & Exchange Commission a “shelf” registration which will cover the resale of all the shares of common stock issuable upon conversion of the Promissory Notes, and upon exercise of the Warrants for an offering to be made on a continuous basis pursuant to Rule 415. In addition, the Company may be liable to pay the note holders liquidated damages in the amount of 1% or 1.5% of the aggregate purchase price of the Notes for each month subsequent to the uncured occurrence of certain events, as defined in the Securities Purchase Agreement, including if the IPO has not occurred on or prior to the IPO Due Date or a shelf registration is not filed on or prior to the fifth day following the IPO Due Date or is not declared effective.

In the Company’s estimation, approximately $809,000 of the aforesaid $5 million relates to the value of the Warrants, resulting in a note discount of $809,000. Additionally, the Company has recorded an additional note discount, with a corresponding increase in paid-in capital, of approximately $2,476,000, to account for the beneficial conversion terms that the promissory note holders received, in comparison to the expected IPO offering price. In accordance with EITF 00-27, the aforesaid note discount is amortized to interest expense over the life of the promissory notes, which is one year. If the notes convert to shares prior to the notes redemption date, the outstanding discount will be immediately recognized as interest expense at that time. If the notes are repaid, the portion of equity recorded in respect of the beneficial conversion feature will be decreased, pro-rata, and gain or loss on extinguishment of debt will be recorded.

NOTE 8 — STOCKHOLDERS’ EQUITY (DEFICIT)

As of December 31, 2003, the Company’s share capital was comprised of common stock and four separate classes of convertible preferred stock. In January 2004, in connection with and as a condition to the issuance of the convertible promissory notes (see Note 7), the Company declared a 1-for-23 reverse stock split. In addition, the preferred stockholders, as a class, agreed to convert all of the 1,372,048 shares of the Company’s issued and outstanding preferred stock into common stock.

In January 2004, the Company adopted the 2004 Stock Option Plan (the 2004 Plan), authorizing 866,000 options for future grants. As a result, no further grants can be made under the 2003 Option Plan and the remaining shares reserved under this plan were canceled.

During the first quarter of 2004 the Company granted in aggregate 321,564 stock options to directors, officers, employees and non-employees, of which 307,564 were granted under the 2003 Stock Option Plan and 14,000 under the 2004 Plan. The exercise prices of such options ranged from $4.60 to $6.00. The life of the options are ten years and the vesting period for substantially all of the options is four years.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Interim Financial Statements as of March 31, 2004

NOTE 9 – COMMITMENTS AND CONTINGENCIES

(a)	Future minimum lease payments under non-cancelable operating leases as of March 31, 2004 are as follows:

Three months ending March 31	$

2004	145,660
2005	28,004
2006	20,731

194,395

Rental expense for operating leases for the three months ended March 31, 2004 and 2003 was $33,803 and $33,007, respectively.

(b)	As security for future rental commitments the Subsidiary provided a bank guarantee in the amount of approximately $113,000.
(c)	All of the Subsidiary’s obligations to its bank, including the bank guarantee that such bank made to the Subsidiary’s landlord, are secured by a lien on all of the Subsidiary’s deposits at such bank. As of March 31, 2004, deposits at such bank amounted to $311,946, including a long-term deposit of $101,261.
(d)	In the ordinary course of business, the Company enters into various arrangements with vendors and other business partners, principally for content, web-hosting and marketing arrangements. Effective January 1, 2004, the Company entered into a licensing agreement with one of its content providers through December 2006 at a total cost of $50,000. Payments of $25,000 are due in each of the first two years of the agreement. Regarding commitments entered into subsequent to balance sheet date see Note 10.
(e)	In December 2002, the Company implemented a reorganization (the “December 2002 Reorganization”) which substantially reduced the Company’s expenditures. The December 2002 Reorganization included staff reductions of fifteen persons, or approximately 52% of the Company’s work force, including senior management, professional services, sales and marketing, research and development and administrative staff. The December 2002 Reorganization also included the shutdown of the Company’s California office and resulted in a loss on the disposal of fixed assets. In total, the Company incurred a loss of approximately $1,048,000 in connection with the December 2002 Reorganization, of which $780,000 related to the disposal of fixed assets and $265,000 related to an accrual for salaries, benefits and office and equipment lease obligations that the Company recorded as of December 31, 2002. Of the amount accrued, $218,000 was paid during 2003, $7,000 was paid during the first quarter of 2004 and $40,000, which relates to a lease obligation for equipment no longer in use, remains outstanding as of March 31, 2004.

NOTE 10 — SUBSEQUENT EVENTS

(a)	In May 2004, the Company filed an application with the Securities and Exchange Commission to offer shares of the Company’s common stock to the public. The Company currently expects to offer 2,200,000 shares at a proposed Offering Price of $5.00, and will make its final determination before it finalizes the offering.

GuruNet Corporation and Subsidiary
(Formerly Atomica Corporation)
(A Development Stage Enterprise)

Interim Financial Statements as of March 31, 2004

NOTE 10 — SUBSEQUENT EVENTS (cont’d)

(b)	In 2003, the Company sold lifetime subscriptions to its consumer product and did not recognize revenue from those sales since the obligation to continue serving such content had no defined termination date and adequate history to estimate the life of the customer relationship was not available. Beginning April 2004, certain users who purchased lifetime subscriptions in 2003, exchanged their lifetime subscriptions for free two-year subscriptions to a newer enhanced version of the GuruNet product. The cash received from previous sales of lifetime subscriptions will be recognized over the new two-year subscription for users who made such exchange.
(c)	Subsequent to balance sheet date, the Company entered into an agreement to license content from one of its providers, through August 2007, for an aggregate amount of $215,000.
(d)	During the second quarter of 2004 the Company granted in aggregate, 91,100 stock options to directors and non-employees.
(e)	In July 2004, the Company decided to grant the holders of the Convertible Promissory Notes an aggregate of 750,000 additional warrants. Each note holder will receive approximately 0.44 warrants for each bridge warrant held. In connection therewith, in July 2004, the Company will record an additional deferred charge with a corresponding increase in paid-in capital, of approximately $366,000, to account for the additional benefit that the convertible promissory note holders received. The aforesaid deferred charge will be amortized to interest expense over the life of the promissory notes. If the notes convert to shares prior to the notes redemption date, the outstanding discount will be immediately recognized as interest expense at that time.

No dealer, salesman or any other person has been authorized in connection with this offering to give any information or to make any representations other than those contained In this Prospectus. This prospectus does not constitute an offer or a solicitation in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the circumstances of the Company or the facts herein set forth since the date hereof.

Until ,                                      2004, 25 days after the date of this offering, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

2,200,000 Shares

Common Stock

PROSPECTUS

___________, 2004

Maxim Group LLC
EarlyBirdCapital, Inc.

ALTERNATE

Subject to Completion Dated July 16, 2004

Prospectus

GURUNET CORPORATION

4,049,183 shares of common stock

This prospectus relates to 4,049,183 shares of the common stock, par value $0.001 per share of GuruNet Corporation for the sale from time to time by the certain selling stockholders of our securities, or by their pledgees, donees, transferees or other successors in interests. Of the shares, 1,333,333 will be issuable to certain of the selling securityholders upon conversion of 8% convertible promissory notes purchased in our bridge financing completed in January and February 2004. Of the remaining shares offered hereby, 2,715,850 are issuable upon the exercise of outstanding warrants issued in the bridge financing. See “Description of Securities—Other Outstanding Securities.”

The distribution of securities offered hereby may be effected in one or more transactions that may take place in the Nasdaq SmallCap Market or the Boston Stock Exchange, including ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling securityholders.

The selling securityholders and intermediaries through whom such securities are sold may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation. We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act.

On __________, 2004, a registration statement under the Securities Act with respect to a public offering by us underwritten by Maxim Group LLC and EarlyBirdCapital, Inc. of 2,200,000 shares of common stock, was declared effective by the Securities and Exchange Commission. We will receive approximately $8,780,000 net proceeds from the offering (assuming no exercise of the underwriters’ over-allotment option) after payment of underwriting discounts and commissions and estimated expenses of the offering.

________________

These securities involve a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____________ 2004

ALTERNATE

Selling Securityholders

An aggregate of up to 4,049,183 shares may be offered by certain security holders who received bridge notes and bridge warrants in connection with the bridge financing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Securities—Other Outstanding Securities.”

The following table sets forth certain information with respect to each selling securityholder for whom we are registering shares for resale to the public. No material relationships exist between any of the selling securityholders and us nor have any such material relationships existed within the past three years.

Number of Shares
Beneficially Owned
and Maximum
Selling Securityholder	Number to be sold

Ajax Partners	74,707
Andrew Rosen	149,412
Arthur Steinberg	37,353
Blum & Fink, Inc.	149,412
Brian Daly	18,677
Bruce Bernstein	18,677
Chris Conway	37,353
Craig Effron	37,353
David Thalheim	224,117
Dr. Joseph Vardi	98,725
Eli Rothman	74,707
Eric Stein	32,497
Israel Seed III Annex Fund, L.P.	168,088
Lloyd Goldman	149,412
Marc Friedman	74,707
Marc Rachesky	149,412
Martin Rosenman	74,707
Miriam Koryn	49,363
Morton H. Meyerson	263,032
Morton H. Meyerson	9,299
Omicron Master Trust	186,765
Petrocelli Industries, Inc.	37,353
Robert H. Cohen	37,353
Salvador Abady	37,353
Scot Jason Cohen	33,618
Seed Management Associates Ltd.	24,681
Seneca Ventures	74,707
Smithfield Fiduciary LLC	373,529
Stanoff Corporation	149,412
Steven and Adam Sprung	37,353
Steven Landman	18,677
Ted Struhl Family Partnership	74,707
Vertical Ventures, LLC	560,293
WEC Partners LLC	74,707
William Castor	22,412
Woodland Partners	74,707
Woodland Venture Fund	74,707

Other Warrants

Vertical Ventures, LLC	265,837

TOTAL	4,049,183

ALTERNATE

The sale of the selling securityholders bridge notes and bridge warrants may be effected from time to time in transactions (which may include block transactions by or for the account of the selling securityholders) in the Nasdaq SmallCap Market or on the Boston Stock Exchange in negotiated transactions, a combination of such methods of sale or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

Selling securityholders may effect such transactions by selling their bridge notes and bridge warrants directly to purchasers, through broker-dealers acting as agents for the selling securityholders or to broker-dealers who may purchase bridge notes and bridge warrants as principals and thereafter sell the bridge notes and bridge warrants from time to time in the Nasdaq SmallCap Market or on the Boston Stock Exchange in negotiated transactions or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the selling securityholders and/or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals or otherwise (which compensation as to a particular broker-dealer may exceed customary commissions).

The selling securityholders and broker-dealers, if any, acting in connection with such sales might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act.

CONCURRENT OFFERING

On the date of this prospectus, a registration statement was declared effective under the Securities Act with respect to an underwritten offering of 2,200,000 shares of common stock. Sales of the bridge notes and bridge warrants or the common stock underlying the bridge notes and bridge warrants by the selling securityholders after such dates, or the potential of such sales, could have an adverse effect on the market price of the common stock.

No dealer, salesman or any other person has been authorized in connection with this offering to give any information or to make any representations other than those contained in this prospectus. This prospectus does not constitute an offer or a solicitation in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the circumstances of the Company or the facts herein set forth since the date hereof.

Until ____, 2004 (25 days after the effective date of the Registration Statement), all dealers effecting transactions in the registered securities, whether or not participating in distributions, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ALTERNATE

4,049,183 Shares

Common Stock

PROSPECTUS

___________, 2004

Maxim Group LLC
EarlyBirdCapital, Inc.

PART II.

Information Not Required in Prospectus

Item 24. Indemnification of Directors and Officers

Our certificate of incorporation provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)	A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
(b)	A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
(c)	To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
(d)	Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)	Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
(f)	The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.
(g)	A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.
(h)	For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.
(i)	For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation that imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.
(j)	The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
(k)	The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Article Twelve of our certificate of incorporation provides:

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and other agents of the Corporation (and any other persons to which Delaware law permits the Corporation to provide indemnification), through Bylaw provisions, agreements with any such director, officer, employee or other agent or other person, vote of stockholders or disinterested directors, or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or nonstatutory), with respect to actions for breach of duty to a corporation, its stockholders and others.

Pursuant to the Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement, we have agreed to indemnify the Underwriter and the Underwriter has agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 25. Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions and the Underwriters’ non-accountable expense allowance) will be as follows:
SEC Registration Fee	$ 4,771.78
NASD filing fee	4,266.20
Nasdaq SmallCap Market filing and listing fee	5,000.00
Boston Stock Exchange filing and listing fee	7,250.00
Printing and engraving expenses	100,000.00
Accounting fees and expenses	190,000.00
Legal fees and expenses (including blue sky services and expenses)	500,000.00
Miscellaneous	88,712.02

Total	$900,000.00

Item 26. Recent Sales of Unregistered Securities.

The following is a summary of transactions by the Registrant within the last three years involving sales of its securities that were not registered under the Securities Act:

Bridge Financing

In January and February 2004, we completed our bridge financing, consisting of $5.0 million aggregate principal amount of bridge notes bearing interest at an annual rate of 8%. The bridge notes are due on the earlier to occur of January or February 2005 and the consummation of this offering. Up to $2.5 million principal amount of the bridge notes, plus accrued interest from July 1, 2004 through July 28, 2004 will be repaid in cash from the proceeds of the offering and a minimum of $2.5 million (and up to the entire $5.0 million at the election of each holder of the bridge notes) of the principal amount of the bridge notes will be converted into shares of common stock at a conversion price of $3.75 per share.

In connection with the issuance of the bridge notes, we also issued bridge warrants to purchase an aggregate of 1,700,013 shares of common stock exercisable at $7.20 per share. In addition, the lead purchaser in the financing received a warrant to purchase 265,837 shares of common stock at an exercise price of $3.75 per share. The bridge warrants are exercisable beginning one year from the date of this prospectus through seven years from their respective dates of issuance. In July 2004, our board of directors authorized the issuance of an aggregate of 750,000 additional warrants to the bridge noteholders. Each noteholder is to receive a pro rata share of the 750,000 warrants (approximately 0.44 warrant for each bridge warrant held). Such additional warrants will contain terms identical to the bridge warrants except that: (1) if we do not consummate an initial public offering by December 31, 2004, the additional warrants will expire, (2) if we consummate an initial public offering by December 31, 2004 that includes the issuance of public warrants, the additional warrants will expire and (3) the additional warrants expire seven years from the date that the holder of the bridge warrants received their original warrant.

Comerica Warrant

A warrant was issued to Comerica Bank - California (“Comerica”) in connection with a Loan and Security Agreement dated as of April 1, 2002. The warrant entitles Comerica to purchase 2,172 shares of our common stock at a price of $34.53 per share. The Comerica Warrant will expire in April 1, 2009, at which time, if the Comerica has not been exercised, it shall be deemed to have been automatically exercised on the expiration date by “cashless” conversion.

Other than in connection with the bridge financing, where EarlyBirdCapital, Inc. acted as a finder and received commissions and a non-accountable expense allowance in the aggregate amount of $424,664, no underwriters were involved in the foregoing sales of securities. With respect to the Comerica Warrant, the securities were issued in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act. With respect to the bridge financing, the securities were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of the Registrant’s bridge notes and warrants described above represented to the Registrant in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

Item 27. The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

1.1	Form of Underwriting Agreement (Filed herewith.)
1.2	Form of Selected Dealer Agreement (Filed herewith.)
3.1	Amended and Restated Certificate of Incorporation (Previously filed as Exhibit 3.1 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)
3.2	Amended and Restated By-laws (Previously filed as Exhibit 3.2 to the Registration Statement on Form SB-2 (File No. 333-115424 ) filed May 12, 2004, and incorporated here by reference.)
4.1	Specimen Common Stock Certificate (Filed herewith.)
4.2	Form of Purchase Option to be granted to Underwriters (Filed herewith.)
5.1	Form of Opinion of Greenberg Traurig, LLP (Filed herewith.)
10.1	2003 Stock Option Plan (Previously filed as Exhibit 10.1 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)
10.2	2004 Stock Option Plan (Previously filed as Exhibit 10.2 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)
10.3	Securities Purchase Agreement dated January 30, 2004 and February 17, 2004, respectively (Previously filed as Exhibit 10.3 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)
10.4	Form of 8% Senior Secured Convertible Note of the Company (Previously filed as Exhibit 10.4 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by

Exhibit No.	Description

10.5	Form of Warrants issued in connection with the Bridge Financing (Previously filed as Exhibit 10.5 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)
10.6	Robert S. Rosenschein Employment Agreement (Previously filed as Exhibit 10.6 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)
10.7	Steven Steinberg Employment Agreement (Previously filed as Exhibit 10.7 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)
10.8	Jeff Schneiderman Employment Agreement (Previously filed as Exhibit 10.8 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)
10.9	Agreement between GuruNet Corporation and SAVVIS Communications Corporation (Filed herewith.)
14.1	Code of Ethics and Business Conduct (Previously filed as Exhibit 14.1 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)
21.1	List of Subsidiaries (Previously filed as Exhibit 21.1 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)
23.1	Consent of KPMG Somekh Chaikin (Filed herewith.)
23.2	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1) (Filed herewith.)
99	Audit Committee Charter (Previously filed as Exhibit 99 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)

Item 28. Undertakings.

(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)	The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel, on the 16th day of July 2004.
By:	/s/ Robert S. Rosenschein

Robert S. Rosenschein
Chief Executive Officer, President and
Chairman of the Board

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert S. Rosenschein his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert S. Rosenschein	Chief Executive Officer, President and	July 16, 2004
Chairman of the Board (Principal Executive Officer)
Robert S. Rosenschein

/s/ Steven Steinberg	Chief Financial Officer (Principal Financial	July 16, 2004
and Accounting Officer)
Steven Steinberg

/s/ Mark A. Tebbe	Director	July 16, 2004

Mark A. Tebbe

/s/ Edward G. Sim	Director	July 16, 2004

Edward G. Sim

	Director	July 16, 2004

Yehuda Sternlicht

/s/ Jerry Colonna	Director	July 16, 2004

Jerry Colonna

	Director	July 16, 2004

Michael Eisenberg

EXHIBITS INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement (Filed herewith.)

1.2	Form of Selected Dealer Agreement (Filed herewith.)

3.1	Amended and Restated Certificate of Incorporation (Previously filed as Exhibit 3.1 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)

3.2	Amended and Restated By-laws (Previously filed as Exhibit 3.2 to the Registration Statement on Form SB-2 (File No. 333-115424 ) filed May 12, 2004, and incorporated here by reference.)

4.1	Specimen Common Stock Certificate (Filed herewith.)

4.2	Form of Purchase Option to be granted to Underwriters (Filed herewith.)

5.1	Form of Opinion of Greenberg Traurig, LLP (Filed herewith.)

10.1	2003 Stock Option Plan (Previously filed as Exhibit 10.1 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)

10.2	2004 Stock Option Plan (Previously filed as Exhibit 10.2 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)

10.3	Securities Purchase Agreement dated January 30, 2004 and February 17, 2004, respectively (Previously filed as Exhibit 10.3 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)

10.4	Form of 8% Senior Secured Convertible Note of the Company (Previously filed as Exhibit 10.4 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)

10.5	Form of Warrants issued in connection with the Bridge Financing (Previously filed as Exhibit 10.5 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)

10.6	Robert S. Rosenschein Employment Agreement (Previously filed as Exhibit 10.6 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)

10.7	Steven Steinberg Employment Agreement (Previously filed as Exhibit 10.7 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)

10.8	Jeff Schneiderman Employment Agreement (Previously filed as Exhibit 10.8 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)

10.9	Agreement between GuruNet Corporation and SAVVIS Communications Corporation (Filed herewith.)

14.1	Code of Ethics and Business Conduct (Previously filed as Exhibit 14.1 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)

21.1	List of Subsidiaries (Previously filed as Exhibit 21.1 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)

23.1	Consent of KPMG Somekh Chaikin (Filed herewith.)

23.2	Form of Consent of Greenberg Traurig, LLP (included in Exhibit 5.1) (Filed herewith.)

99	Audit Committee Charter (Previously filed as Exhibit 99 to the Registration Statement on Form SB-2 (File No. 333-115424) filed May 12, 2004, and incorporated here by reference.)